724

04010854

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Afri-Can Marine Minerals Corp.

*CURRENT ADDRESS

PROCESSED

MAR 26 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3329 FISCAL YEAR 8-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 3/26/04

Afri-Can Marine Minerals Corporation



ANNUAL REPORT 2003

SEC Rule 12g3-2(b) Exemption

Corporate Profile

Afri-Can Marine Minerals Corp. ("Afri-Can") is a marine diamond exploration and development company operating mainly off the coast of Namibia, a region known to host large resources of the highest value gem diamonds. The Company is one of the largest concession holders in the area with interests in 28 exploration licenses, covering 26,500 km^2. The concessions cover depths that range from shallow water, north of Luderitz, to deep water off the mouth of the Orange River. The aim of the Corporation is to discover, develop and exploit a world-class diamond resource.

2003 Highlights

Successful Phase 2 sampling programme results on Block J:

- Recovery of 84 gem quality diamonds, of which the largest stone weighed 0.49 carats.
- Confirmation of three types of diamondiferous deposits - marine gravel lags, paleo-surf zone gravel waves and aeolian-fluvial valleys.
- Significant size of the mineralized (7.8 km^2) and potentially mineralized (34.3 km^2) areas enhance the potential added value of Block J.
- Interest in Block J increased to 70%.
- Successfully raised CDN$550,000 during the fiscal year.

Subsequent events:

- September 2003: Financing agreements totaling CDN$1.1 million.
- October 2003: Listing on Frankfurt stock exchange trading symbol AJF.

84 Namibian diamonds collected during the second sampling of Block J



Table of Contents

▽ Report to our shareholders	3
▽ Afri-Can's marine diamond concessions	4 - 7
▽ Republic of Namibia	8
▽ Corporate information	9
▽ Management's discussion and analysis	10 - 13
▽ Management's responsibility for financial reporting	14
▽ Auditor's report	15
▽ Annual financial statements	16 - 27

▽ *Underwater view of a typical "airlift" system*



REPORT TO OUR SHAREHOLDERS

The past year has seen a significant improvement in equity markets in the mining and exploration sectors and this, together with the encouraging results obtained in the Phase 2 sampling programme on the Company's Block J concession, offshore the Namibian coast, enabled the Company to raise $550,000 during the course of the financial year, with a further $1.1 million raised immediately after the end of the financial year.

84 gem quality diamonds weighing 11.4 carats were recovered during the Phase 2 sampling programme, notwithstanding technical problems related to the vessel and equipment contracted, which resulted in reduced sampling time. The diamondiferous nature of Feature 8 has been confirmed and a grade of 7.2 carats per 100 m^3 of screened gravel (1.6 mm screen) is estimated in those areas where sufficient data is available. This suggests that the project is potentially viable and therefore justifies further sampling work.

Analysis of Phase 1 and Phase 2 samples has confirmed that the largest stones were found in the deeper samples, suggesting the presence of two separate populations of diamonds. Furthermore, new geological evidence gained during the past voyage has led to an improved understanding of the origin of the diamonds in Block J and their distribution. It is now evident that three types of diamondiferous deposits are present – the newly recognized marine gravel lags, paleo-surf zone gravel waves and aeolian-fluvial valleys. In summary, the potential of Block J to contain a significant quantity of diamonds has been enhanced by this latest sampling programme.

With the $1.1 million raised in the First Quarter 2004, Phase 3 sampling programme will be initiated on Block J in the Second Quarter 2004 over Feature 6. This programme is designed to determine the continuity of the mineralized zone and establish sufficient quantitative data to support an inferred resource.

Our exploration achievements clearly support the continued implementation of our business plan and today, Afri-Can is one of the most active participants in the Namibian marine diamond exploration sector. The ongoing cooperation of our Namibian partners and the Government authorities has enabled Afri-Can to invest and further entrench its position in Namibia, to the benefit of our shareholders and also Namibians. For this we are appreciative.

The Corporation's successes would not have been possible without the dedication and perseverance of our management, technical consultants and board of directors. Most importantly, we would like to extend our gratitude to our shareholders, both old and new, for their ongoing support. With them, we look forward to exciting and rewarding years ahead, as we strive to achieve our prime objective — *the discovery, development and exploitation of a world-class diamond resource.*

Pierre Léveillé
President & CEO

Chris I. von Christierson
Chairman



"Orange River exotic Suites"; important diamond indicators

AFRI-CAN'S MARINE DIAMOND CONCESSIONS


AFRI-CAN MARINE NAMIBIAN CONCESSIONS
Conception Bay
Meobbaai
Sossusvlei
Tsauchab River
Black Rock
TARGET BLOCK J
Saddle-Hill
Hottentot Bay
Marshall Rocks
LUDERITZ
Elizabeth Bay
TARGETS NAMIBIAN GEMSTONES
AFRI-CAN MARINE EPL AREAS
DE BEERS (NAMDEB) EPL AREAS
NAMCO EPL AREAS
DIAMOND FIELDS EPL AREAS
OTHERS
0
100 km
NAMIBIA
Chamais Bay
ORANJEMUND
Alexander Bay
NAMIBIA
SOUTH AFRICA
SOUTH AFRICA

AFRI-CAN'S NORTHERN CONCESSIONS

Afri-Can's northern concessions (Blocks J, K, N and B) are adjacent to a region where the estimated inferred diamond resources exceed 4.25 million carats. The southern boundary of the northern concessions is situated 105 km. north of Luderitz.

MIDDLE-SHELF DISCOVERY – BLOCK J / WODUNA CONCESSION

Block J covers an area of 994 km² and occupies a part of the continental shelf in water depths ranging from 70 to roughly 170 m. It is located off the coast of Namibia, 105 km north of Luderitz. The Block J (EPL 2499) concession is subject to an option and joint-venture agreement signed in October 1999 between Afri-Can and Woduna Mining Holding (PTY) Ltd. Currently, Afri-Can holds a 70% undivided interest and is the operator of the joint-venture. Since October 1999, Afri-Can has invested in excess of CDN $3.7 million on Block J. The methodical approach used in exploring the concession has allowed the Corporation to complete two successful geophysical surveys and two successful sampling programmes.

Follow-up sampling: In mid-October 2002, Afri-Can conducted the first phase of the follow-up sampling programme designed to determine the continuity of mineralization along and across the features, establish sufficient quantitative data to support an inferred resource, and provide preliminary data on potential mining economics. A total of 25 samples averaging 13.24 m^2 each were collected over a sea-floor area of 0.365 km^2. The samples were taken from 2 anchor spreads of which 21 samples were excavated in the first spread and 4 samples on the second spread. 11 samples were taken within the mineralized area, producing 84 gem quality diamonds, of which the largest stone weighed 0.49 carats.

Reconnaissance sampling: In mid-November 2001, Afri-Can conducted a reconnaissance-sampling programme. The objective of this programme was to prove the existence of diamonds and to delineate areas containing diamondiferous sediments. 338 samples were collected from 29 anchor spreads covering an area of 728 m^2 of gravels. A total of 23 gem-quality diamonds weighing 4.65 carats were recovered, of which the largest stone weighed 0.64 carats. The samples were collected from 17 features of which 8 proved to contain diamonds. Two of the samples contained more than one diamond. This is very significant as it proves that concentrations of diamonds occur in some areas well in excess of the normal background concentrations present along and off the West Coast of Namibia

Analysis of the combined data from both programmes by Afri-Can's technical team concluded that the diamondiferous nature of Feature 8 has been confirmed, and the extent of the mineralization has been well defined within the area sampled. New geological evidence gained during the sampling programmes has led to an improved understanding of the origin of the diamonds in Block J and the reasons for their distribution. It is now evident that there are three types of diamondiferous deposits: **marine gravel lags**, **paleo-surf zone gravel waves** and **aeolian-fluvial valleys**.

- The **marine gravel lags** were formed by "Pleistocene beach" material (from 8,000 to 3 million years ago) that was in fact an outcrop of basal Tertiary sandstones and conglomerates, the erosion of which has formed deposition of marine gravel lags.

AFRI-CAN'S MARINE DIAMOND CONCESSIONS

BLOCK J / WODUNA CONCESSION (continued)

The significance of the discovery cannot be underestimated since, according to De Beers' own published information regarding the middle-shelf deposits:

"Cemented, diamond-bearing gravels on the dip slopes ridges were flooded during marine transgressive and erosive events. Their consequent reworking produced a lag gravel from the original fluvial and deltaic sediments, increasing the diamond grade by a factor of 4 to 20."

- The gravels found in the **paleo-surf zone gravel waves** (Features 8 & 17) contain abundant classic "Orange River Suite of exotic pebbles" such as jaspers, agates, episodites and iron banded stone, which in such anomalous quantities are important indicators of the presence of diamonds. The gravel waves stand at 125 m below present sea level and are characterized by the presence of large elongated accumulations of large slabs of local bedrock, for which the term "gravel waves" has been coined. Afri-Can is the first company after Namdeb (joint-venture between the Namibian Government and De Beers) to discover a gravel waves deposit.

- The geology of the **aeolian-fluvial valley** (Feature 6) is similar to the features mined by Diamond Fields (Marshall Forks) and Namco (Feature 19). Feature 6 stands at about 105 m depth and is an assemblage of valleys and depressions, which would have been exposed when sea level was at -125 m during the formation of Feature 8, but would have then been flooded as the sea level rose, thus creating shallow marine or lagoon environments.

Furthermore, the significant size of the mineralized and potentially mineralized areas enhance the potential added value of Block J. Tabulated below are the areas in km^2 of indicated mineralization and potentially mineralized zones within Block J:

GEOTYPE	Indicated Mineralized Zone (km^2)	Potentially Mineralized Zone (km^2)	Total (km^2)
Fluvial-aeolian	3.7	0.5	4.2
Gravel lag	2.7	14.8	17.5
Gravel waves	1.4	19.0	20.4
Total	7.8	34.3	42.1

Sampling Targets 2003-2005 North


06
08
N
W
E
S


LEGEND
Sampling Targets
Gravel lag - indicated
Gravel lag - potential
Gravel wave - indicated
Gravel wave - potential
Aeolian / Fluvial - indicated
Aeolian / Fluvial - potential
Previous Samples
Positive
Negative
Base temporary outcrop
Basement outcrop

Sampling Targets 2003-2005 South


16
17
N
W
E
S

AFRI-CAN'S MARINE DIAMOND CONCESSIONS

BLOCK J / WODUNA CONCESSION (continued)

GOING FORWARD

Since October 2003, Afri-Can has finalized the layout of its bulk-sampling and pre-feasibility programme, which will cover the entire 42.1 km² of indicated mineralized and potentially mineralized zones currently identified on the Block J concession. The objective of the programme is to establish mineral resources in accordance with CIMM regulations and definitions. The complete programme encompasses 20 target areas; the main 5 targets are areas with proven mineralization where resources will be delineated, whereas the 15 other targets are extensions to the mineralized zones where diamond presence has not yet been proven. The complete programme is designed to extract 1,117 large 10 m² samples.

"The methodical approach used in exploring the concession has allowed the Corporation to complete two successful geophysical surveys and two successful sampling programmes."

	FEATURE 6	FEATURE 8	FEATURES 16 & 17
LOCATION	105 m below sea level.	125 m below sea level.	120 m below sea level.
TYPE AND COVERAGE	Aeolian/fluvial feature covering 3.7 km², of which 3.1 km² contain diamondiferous gravels.	Paleo-surf zone feature extending over 11.7 km², of which 2 km² carry cemented diamondiferous conglomerates called "gravel waves".	Series of back beach valleys. Both features combine to cover an area of 0.7 km² and contain diamondiferous gravels.
NOTES	The geology of this feature appears similar to those currently mined by Diamond Fields and Namco.	Namdeb is currently mining a similar gravel waves deposit to the extent of 600,000 carats of gem diamonds per annum.	This area contains extensive gravel wave formations and forms part of the untested 25 km² and extensions of sediment.

OTHER NORTHERN CONCESSIONS

The Company has the option to earn a controlling position in three other concessions in the area:

Block B: option and joint-venture agreement with Together Quando Mining Consortium (PTY) Ltd. to earn up to an 80% undivided interest in a 269 km² concession. Currently, Afri-Can holds an interest of 30%.

Block K (EPL 2500): option and joint-venture agreement with Tsondab Gem Exploration (PTY) Ltd. to earn up to a 70% undivided interest in a 995 km² concession.

Block N: option agreement with Karas Mineral Holding (PTY) Ltd. to earn up to a 55% undivided interest in a 905 km² concession. Currently, Afri-Can holds an interest of 30%.

Afri-Can's marine diamond concessions

AFRI-CAN'S SOUTHERN CONCESSIONS

NAMIBIAN GEMSTONES

Afri-Can's large southern marine diamond concession block, referred to as the Namibian Gemstones concession, is located near the western tip of Namdeb's (joint-venture between the Namibian government and De Beers Marine (PTY) Limited) rich concession areas where a recent inferred marine diamond resource estimate attains 8 million carats. Afri-Can Marine Minerals Corp. has an undivided 60% interest in the Namibian Gemstones concession. Under an option and joint-venture agreement entered with Namibian Gemstones Mining Corporation (PTY) Limited, Afri-Can may increase its interest up to 80%. Afri-Can is the operator of the joint venture. The Namibian Gemstones concession covers 23,000 km^2 in water depths ranging from 168 m to over 500 m. Results from a previous geophysical survey identified an area of approximately 1,900 km^2 indicating the presence of exposed rocky areas or rocks covered by a veneer of unconsolidated sediments. Such areas where paleo channels, old marine terraces and incised gullies demonstrate the effects of erosional activity, are typical of features known to contain diamonds elsewhere off the coast of Namibia. Based on these results, the Company is planning a grab sampling programme on the targeted area. The sampling will allow the identification of terrigenous assemblages that could be associated with diamondiferous deposits.

Okaukuejo waterhole, Etosha National Park



The Damara's represent one of thirteen Namibian cultural groups





Oryx; Okaukuejo waterhole, Etosha National Park

Republic of Namibia

The Republic of Namibia is one of the most politically stable, well-developed countries in Africa. Since it obtained its independence from South Africa in 1990, the country has established a constitution recognized as one of the most democratic in the world. Laws that ensure the security of tenure and offer protection from expropriation and the repatriation of profits regulate the mining industry. The diamond mining industry plays a vital role for the country, as it contributes US$400 million per year to the economy. Annual production of gem quality diamonds averages 1.6 million carats. The diamonds recovered from both onshore and offshore operations are of the world's highest quality. Their average price on the market is US$276 per carat. Production levels of marine diamonds have now surpassed those obtained by traditional land-based methods. They now represent 60% of total diamond output in the country. The marine diamond industry in Namibia offers an enormous potential with an estimated offshore resource exceeding 2 billion carats.



▲ ***Downtown Windhoek, Capital city of Namibia***

"The marine diamond industry in Namibia offers an enormous potential with an estimated offshore resource exceeding 2 billion carats."

AFRI-CAN'S COMMITMENT TO LOCAL COMMUNITIES

The Corporation's long-term view in developing the potential of its marine diamond concessions includes a firm commitment to build a long lasting relationship with the Namibian people. In fact, Afri-Can entered into an agreement with Ototinana Regional Marine Mineral Exploration (PTY) Ltd. ("ORMME") whereby ORMME acquired a direct interest in the capital of Afri-Can. ORMME (a Namibian not-for-profit corporation) is directly owned by four regional councils representing the Oshikoto, Ohangwena, Oshana and Omusati regions. ORMME, created to promote social and economic development, will assist Afri-Can in implementing development initiatives in these regions that have important social and economic needs. These regional councils, which constitute the local governments of the cited regions, represent more than 60% of Namibia's population.

Management's "hands on" approach has without a doubt solidified the corporation's ties and stature within the corporate and financial communities. On site representation with locals and government officials is a clear demonstration of our willingness and determination to succeed, which in turn will enable the corporation to fulfill its long-term commitment with the Namibian people.

ENVIRONMENTAL STATEMENT

Afri-Can Marine Minerals is committed to conduct its business as responsible corporate citizens and in accordance with the laws and policies of Namibian Government agencies. Furthermore, we require from our contractors that they apply the best practical procedures for environmental and resource protection, and assurance that they will adhere to Namibian legislation relating to waste and waste disposal.



▲ ***Khomas Hochland Mountains, near Windhoek***

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Chris I. von Christierson †
Director, Chairman of the Board

Pierre Léveillé †
Director, President and CEO

Bernard J. Tourillon
Director, Executive Vice President and CFO

Marcel Drapeau
Director, Corporate Secretary

Kim Lord
Exploration and Project Manager

R.W. (Dick) Foster
Resource Development Manager

Anthony H. Bloom *
Director

Kim Hatfield †
Director

Michael Nicolai *
Director

Hugh R. Snyder *†
Director

SENIOR TECHNICAL CONSULTANTS

Donald G. Sutherland
Placer Analysis Limited

Charles Wyndham
WWW International Diamond Consultants Ltd.

* Member of the Audit and Remuneration Committee
† Member of the Technical Committee

Head Office
201-4444 St-Catherine Street West
Montreal, Quebec, Canada H3Z 1R2
Tel.: 514-846-2133
Fax: 514-846-1435
E-mail: info@afri-can.com
Web Site: www.afri-can.com

Corporate Office — Namibia
P. O. Box 22978
Windhoek, Namibia
Tel.: 246-61-263-951
Fax: 246-61-263-951
E-mail: noragem@iafrica.com.na



Legal Counsel
Werksmans
London, United Kingdom
Johannesburg, South Africa

Transfer Agents
Computershare
Montreal, Quebec, Canada

Auditors — Canada
KPMG
Montreal, Quebec, Canada

Auditors — Namibia
KPMG Namibia
Windhoek, Namibia

Bankers — Canada
HSBC (Canada)
Montreal, Quebec, Canada

Bankers — Namibia
First National Bank Namibia
Windhoek, Namibia

Exchanges and Trading symbols:
TSX Venture – AFA
Frankfurt (XETRA) – AJF
OTC (Pink Sheets) – AFCMF

Shares Outstanding: 73,249,725
Fully Diluted: 81,422,016
SEC 12g3-2(b) exemption: file number 82-3329

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis of the Corporation's financial statements should be read in conjunction with the accompanying Management's Responsibility for Financial Reporting statement, Consolidated Financial Statements and related notes.

Unless expressly stated otherwise, all references to dollar amounts are in Canadian dollars.

Description of operations

Afri-Can is a mineral exploration and development corporation primarily engaged in the acquisition and development of major marine diamond properties. Afri-Can's vision is to discover and develop world-class marine diamond resources.

Afri-Can's principal assets are a series of option and joint-venture agreements, signed with different Namibian empowerment groups, giving the Corporation control of 28 marine concessions covering 26,500 square kilometers thus making Afri-Can's combined interests the largest concession area off the coast of Namibia. The Company is also looking into the possibility of acquiring land-based diamond concessions.

Results of operations

For the fiscal year ended August 31, 2003, the Corporation invested $1,226,957 in exploration, maintenance and acquisition expenses for its marine concessions while reducing its operational loss to $891,676 ($0.01 per share) versus $980,317 ($0.01 per share) for the same period last year.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Management's focus during the fiscal year can be summarized as follows: control operational costs, maintain our Namibian presence and raise the funds required to finance the continuation of our ongoing exploration programmes and administrative expenses.

In harmony with the above-mentioned objectives, the Corporation managed to reduce by $87,696 (or 9.88%) its general and administrative expenses, and by $945 (or 1%) its other costs versus last year's results.

General and administrative expenses

The $87,696 (or 9.88%) reduction in general and administrative expenses is the result of a reduction in travel-related expenses as the Corporation reduced the scope of its international promotional activities.

With regards to the other general and administrative expenses, their impact remains relatively constant as increases in costs related to salaries and fringe benefits, and public relations were offset by savings in accounts, information to shareholders and registration fees, office expenses and interest and bank charges.

Others

With regards to other non-general and administrative-related accounts that make up the consolidated statements of operations and deficit for fiscal 2003, once again the foreign exchange loss account represents the largest single other expense impacting the Corporation's financial results.

The Corporation's foreign exchange loss resulted from the fact that some monetary assets and liabilities of the Corporation are denominated in Rand. These assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the date of the transaction, and then re-evaluated at the end of each period to take into consideration the fluctuation of the Rand. This creates from time to time a foreign exchange accounting loss that does not result from a cash disbursement.

The $130,057 foreign exchange loss in the financial statements ($152,732 for fiscal 2002) is the result of a fiscal 2002 corporate decision to withhold payment of a 3 million Rand charge from a contractor until certain quality control issues pertaining to the work undertaken by the contractor has been resolved to the satisfaction of the Board of Directors. As a result, and until this issue is resolved, the Corporation's current liabilities of its balance sheet contains a 3 million Rand account payable. As of now, the resulting foreign exchange accounting loss has not resulted in any cash disbursement.

While the interest income and write-off of mining property accounts are self explanatory, the other gain of $40,000 ($40,000 in 2002) is the result of the Corporation's participation in a special tax credit offered by the Quebec provincial government to assist Quebec-based companies seeking international investors. Regrettably, fiscal 2003 will be the last year the program is available to the Corporation.

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (continued)

Stock Option Plan

On September 1, 2002, Afri-Can adopted the standards of the Canadian Institute of Chartered Accountants (the "CICA") entitled "Stock-Based Compensation and Other Stock-Based Payments". It establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged in the new standards, Afri-Can has chosen to adopt the fair value-based method to record stock option costs using the Black-Scholes model. The cost is recognized at the time of option issuance as an increase in the compensation or professional fees expense and the share capital. When the options are exercised, the proceeds from the exercise of the options are credited to the common share capital (please refer to note 2 h) of the accompanying financial statements for details).

The impact of the adoption of the fair value-based method on the consolidated financial statements for the 2003 fiscal period resulted in an increase of $3,340 in the salaries and fringe benefits account, an increase of $19,892 in the project management and consulting fees in the consolidated statements of deferred expenses and an increase of $23,232 in the share capital of the Corporation.

As for options awarded before September 1, 2002, no changes in their accounting have been made.

CONSOLIDATED STATEMENTS OF DEFERRED EXPENSES

Afri-Can's goal is to discover and develop world-class marine diamond deposits while striving to attain one of the lowest exploration costs of the industry when measured in cost-per-carat of inferred resource discovered.

The successful execution of a marine diamond exploration programme requires considerable time and capital investments. As a result, marine diamond exploration costs can be considered high compared to an on-shore alluvial project, however, in full-scale production, economies of scale result in marine and land-based mining costs being similar.

To give an order of magnitude of the costs involved, the average industry investment required to discover, identify, and delineate one carat of inferred diamond resource is approximately $11.55 per carat, with De Beers having the lowest cost of approximately $7 per carat and Namco having had the highest cost in the industry of approximately $21 per carat.

Since Afri-Can controls large and geologically diverse concession holdings, not all of the Corporation's concessions can be developed at the same time, but it can be reasonable to estimate that Afri-Can will be required to invest between $7.0 and $11.5 million per million carats of inferred resources delineated.

The Corporation's fiscal 2003 deferred exploration and development investment of $1,177,154 ($1,553,771 in 2002) must be viewed in light of its overall stated goal, as this investment further advances the development of Afri-Can's projects while staying within the general cost outline of the industry.

Exploration expenses

This year was challenging as the Corporation had to find ways of controlling its exploration and maintenance costs while increasing the overall understanding of the geology of its marine concessions and advance the planning of the next sampling programme.

Exploration expenses, which represent Afri-Can's direct exploration, planning and maintenance investments, are sub-divided into five management accounts: project management and consulting fees, geological exploration fees, travel, mining property expenses, and administrative costs.

Exploration expenses decreased by $376,617 (24%) as a result of the renegotiation of several senior technical consultant retainer agreements combined with a shortened sampling programme caused by technical difficulties from the Company's contractor. Project administration expenses increased by $16,260. Mining property expenses amounted to $104,100 ($0 in 2002) representing the capitalization, as an exploration expense, of sixteen percent (16%) of last year's $625,000 ORMME transaction cost.

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED BALANCE SHEETS

Working capital

As of August 31, 2003, the Corporation had $56,679 in its treasury and a working capital deficit of $814,328, compared to $780,867 in its treasury and a working capital surplus of $365,680 as of August 31, 2002.

Current liabilities of the Corporation total $974,476 and include the following: $572,958 ($431,800 as of August 31, 2002) representing the previously-mentioned 3 million Rand account payable equivalent; $298,118 ($110,576 as of August 31, 2002) in general accounts payable; $53,400 ($26,901 as of August 31, 2002) in accrued expenses and $50,000 notes payable ($0 in 2002).

The Corporation's current treasury, supplemented by the injection of funds from private placements that are currently in progress, should be sufficient to support the ongoing exploration programme planned for the remainder of 2003 and the beginning of fiscal 2004. The Corporation will continue to monitor the state of the capital markets for its ongoing funding requirements.

Capitalized expenses

Costs related to the acquisition, exploration and development of mining properties are capitalized by property until the beginning of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized on the unit of production method.

As a matter of policy, Afri-Can reviews the carrying value of its mining properties and deferred exploration and development expenses during the fourth quarter of each fiscal year. The Corporation has concluded that no adjustments to the carrying value of its Namibian assets are required, other than a write-off of $8,756 resulting from the abandonment of a small land claim in Namibia.

The recoverability of amounts recorded for mining properties and deferred exploration expenses is dependent upon the discovery of economically recoverable reserves, confirmation of the Corporation's interest in the underlying mining titles, the ability of the Corporation to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Mining properties

This management account represents the Corporation's total cash investment ($6,937,652 at the end of fiscal 2003; $6,887,849 at the end of fiscal 2002) made in order to acquire our portfolio of marine concessions in Namibia. During fiscal 2003, the Corporation invested $162,659 before the ORMME charge to increase its interest in different concessions.

Exploration and development programmes

This management account represents the Corporation's total cash investment ($6,320,191 at the end of fiscal 2003; $ 5,143,037 at the end of fiscal 2002) made to increase the Company's understanding of the geology of our marine concessions in Namibia. During fiscal 2003, Afri-Can invested $1,177,154 toward this objective. The major work accomplished during the period was the sampling programme on the Block J license area.

Due to Directors

During fiscal 2003, the Corporation saw it's obligations to Directors increase by $180,356 ($ 239,913 at the end of fiscal 2003 versus $ 59,557 at the end of fiscal 2002). This increase represents management's direct financial participation in the on-going development of the Corporation.

Capital position

Afri-Can's common share position increased during the period by 2,200,000 shares in March 2003 with the closing of a $550,000 private placement, and by another 1,033,750 shares to be issued as of August 31, 2003 as part of the new financing to be completed during the first quarter of the next fiscal year.

As of August 31, 2003, Afri-Can had 73,249,725 shares issued and outstanding (valued at $28,620,542), 4,407,291 warrants (10,121,686 in 2002) and 3,765,000 options (4,195,000 in 2002) outstanding, for a fully diluted share position of 81,422,016.

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED BALANCE SHEETS (continued)

Commitments

As per the terms of the ORMME agreement, Afri-Can is committed to invest no less than 5% of its exploration expenditures toward employment and training programs. To date, the Corporation has met this commitment through its employment and training of local employees in Namibia. The funds expended for training totaled $25,000, an amount greater than the minimum 5% of $476,517 of direct exploration expenses covered by the agreement. These amounts were not segregated in the financial statements but were incorporated into our normal business expenses.

Substantial expenditures are required for marine exploration programmes and the development of reserves. In the absence of cash flow from operations, the Corporation relies on capital markets to fund its exploration and evaluation activities. Capital market conditions and other unforeseeable events may impact the Corporation's ability to finance and develop its projects.

Risk factors

All of the resource properties in which the Corporation has joint-venture agreements are at the exploration stage only and are without a known body of commercial ore or minerals. Marine mineral exploration and development involves a high degree of risk. The long-term profitability of the Corporation's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programmes, which may be affected by a number of factors. These include the particular attributes of marine mineral deposits, including the quantity and quality of the ore, the cost to develop infrastructure for extraction, the financing cost, the rough diamond prices, as well as the competitive nature of the industry. The effects of these factors cannot be accurately predicted, but any combination of them may result in the Corporation not receiving an adequate return on invested capital.

Outlook

The Corporation intends to continue the evaluation and exploration of its properties subject to the availability of financing on acceptable terms. The Corporation intends to finance these activities either through existing financial resources or through additional equity or quasi-equity financing. However, there can be no assurance that the Corporation will be able to raise such additional equity.

Bernard J. Tourillon, MBA
Executive Vice-President and CFO
Montreal, October 24, 2003

Management's responsibility for financial reporting

The accompanying consolidated financial statements of Afri-Can Marine Minerals Corp. and all information in this annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and where appropriate include management's best estimates and judgments. Management has reviewed the financial information presented throughout this report and has ensured it is consistent with the consolidated financial statements.

Management maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that financial information is timely and reliable.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Board of Directors appoints the Audit Committee, and all of its members are non-management directors. The Audit Committee meets periodically with management and the shareholders' auditors to review internal controls, audit results, accounting principles and related matters. The Board of Directors approves the consolidated financial statements on recommendation from the Audit Committee.

KPMG, l.l.p., an independent firm of Chartered Accountants, was appointed by the shareholders at the last annual meeting to examine the consolidated financial statements and provide an independent professional opinion.

Pierre Léveillé
President & CEO

Bernard J. Tourillon, MBA
Executive Vice-President and CFO

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Afri-Can Marine Minerals Corporation as at August 31, 2003 and 2002 and the consolidated statements of deferred expenses, operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at August 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

KPMG LLP
Chartered Accountants

Montreal, Canada
October 24, 2003

CONSOLIDATED BALANCE SHEETS

August 31, 2003 and 2002	2003	2002
	$	$
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	56,679	780,867
Short-term investments	-	46,859
Accounts receivable	85,740	73,107
Prepaid expenses	17,729	34,124
	160,148	934,957
FIXED ASSETS (note 3)	33,977	40,976
MINING PROPERTIES (note 4)	6,937,652	6,887,849
DEFERRED EXPLORATION AND DEVELOPMENT EXPENSES (note 5)	6,320,191	5,143,037
	13,451,968	13,006,819
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	924,476	569,277
Note payable (note 6)	50,000	-
	974,476	569,277
DUE TO DIRECTORS (note 7)	239,913	59,557
SHAREHOLDERS' EQUITY		
Share capital (note 8)	28,620,542	27,869,272
Contributed surplus (note 8)	124,545	124,545
Deficit	(16,507,508)	(15,615,832)
	12,237,579	12,377,985
Basis of presentation (note 1)		
Commitments (note 14)		
Contingency (note 15)		
Subsequent event (note 16)		
	13,451,968	13,006,819

See accompanying notes to consolidated financial statements

On behalf of the Board,

_______________ Bernard J. Tourillon, Director

_______________ Marcel Drapeau, Director

CONSOLIDATED STATEMENTS OF DEFERRED EXPENSES

Years ended August 31, 2003 and 2002	2003	2002
	$	$
EXPLORATION EXPENSES:		
Project management and consulting fees	382,573	503,585
Geological exploration fees	476,517	851,417
Travelling	73,304	74,369
Mining properties expenses (note 4)	104,100	-
Administrative	140,660	124,400
INCREASE IN DEFERRED EXPENSES	1,177,154	1,553,771
BALANCE, BEGINNING OF YEAR	5,143,037	3,589,266
BALANCE, END OF YEAR	**6,320,191**	**5,143,037**

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended August 31, 2003 and 2002	2003	2002
	$	$
GENERAL AND ADMINISTRATIVE EXPENSES:		
Travelling	77,640	176,461
Professional fees	189,202	201,078
Salaries and fringe benefits	117,185	91,313
Office	120,525	112,261
Information to shareholders and registration fees	117,984	121,353
Public relations	151,675	154,808
Interest and bank charges	15,231	16,931
Depreciation of fixed assets	10,367	13,300
	799,809	887,505
OTHERS:		
Write-off of mining properties	8,756	-
Foreign exchange loss	130,057	152,732
Interest income	(6,946)	(19,920)
Other revenues	(40,000)	(40,000)
	91,867	92,812
NET LOSS	891,676	980,317
DEFICIT, BEGINNING OF YEAR	15,615,832	14,635,515
DEFICIT, END OF YEAR	16,507,508	15,615,832
NET LOSS PER SHARE	(0.01)	(0.02)
NET LOSS PER SHARE DILUTED	(0.01)	(0.02)

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended August 31, 2003 and 2002	2003	2002
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	(891,676)	(980,317)
Adjustments for:		
Depreciation of fixed assets	10,367	13,300
Write-off of mining properties	8,756	-
Unrealized interest revenue	-	(8,562)
Unrealized exchange loss	129,843	43,987
	(742,710)	(931,592)
Changes in non-cash working capital:		
Accounts receivable	(12,633)	(16,677)
Prepaid expenses	16,395	(20,962)
Accounts payable and accrued liabilities	154,502	(26,918)
	158,264	(64,557)
	(584,446)	(996,149)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in due to directors	38,356	(41,540)
Repayment of a convertible promissory note	-	(282,000)
Note payable	50,000	-
Share capital issuance	731,378	2,789,296
	819,734	2,465,756
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease in short-term investments	46,859	136,654
Acquisition of fixed assets	(3,368)	(2,563)
Acquisition of mining properties	(162,659)	(251,163)
Deferred exploration and development expenses	(840,308)	(1,051,945)
	(959,476)	(1,169,017)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(724,188)	300,590
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	780,867	480,277
CASH AND CASH EQUIVALENTS, END OF YEAR	56,679	780,867

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED AUGUST 31, 2003 AND 2002

The Corporation, incorporated under the Canada Business Corporations Act, is involved in the mining industry.

1- BASIS OF PRESENTATION:

The Corporation holds mining properties at the exploration stage in Namibia. The recoverability of amounts shown for mineral properties and related deferred expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Corporation to obtain the necessary financing to complete the development (note 16), and future profitable production or proceeds from the disposition thereof.

2- SIGNIFICANT ACCOUNTING POLICIES:

a) Basis of consolidation:

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, Noragem (PTY) Limited, a Namibian company.

b) Cash and cash equivalents:

Cash and cash equivalents are restricted to investments that are readily convertible into a known amount of cash, that are subject to minimal risk of changes in value and which have an original maturity of three months or less.

c) Short-term investments:

Short-term investments are recorded at the lower of cost and market value.

d) Fixed assets:

Fixed assets are accounted for at cost and depreciation is based on their useful life according to the declining balance method and following annual rates:

ASSET	RATE
Furniture and office equipment	20 %
Computer equipment	30 %

e) Mining properties and deferred exploration and development expenses:

Costs related to the acquisition, exploration and development of mining properties are capitalized by property until the beginning of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized on the unit of production method. If it is determined that capitalized acquisitions, exploration and development costs are not recoverable over the estimated economic life of the property, or the project is abandoned, the project is written down to its net realizable value.

The recoverability of amounts recorded for mining properties and deferred exploration expenses is dependent upon the discovery of economically recoverable reserves, confirmation of the Corporation's interest in the underlying mining titles, the ability of the Corporation to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. The amounts shown for mining properties and deferred exploration expenses do not necessarily represent present or future values.

f) Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the date of the balance sheet. Revenue and expense items are translated monthly at the average exchange rate of the period. Translation gains and losses are included in earnings.

Monetary assets and liabilities of the Corporation's subsidiary, considered as an integrated entity, are translated at rates in effect at the balance sheet date, whereas non-monetary assets and liabilities are translated at rates prevailing at their respective transaction dates. Revenues and expenses are translated at average rates prevailing during the year, except for depreciation and amortization which are translated at rates prevailing at the dates the related assets were acquired. Translation gains and losses are included in earnings.

g) Net loss per share:

Net loss per share is calculated using the weighted average number of outstanding shares during the year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED AUGUST 31, 2003 AND 2002

2- SIGNIFICANT ACCOUNTING POLICIES (continued):

h) Stock-based compensation plan:

The Corporation has a stock-based compensation plan, which is described in note 8. Prior to September 1, 2002, no compensation expense was recognized for this plan when stock options were granted to employees and non-employees and any consideration paid on exercise of these stock options was credited to share capital.

In November 2001, the Accounting Standards Board of Canadian Institute of Chartered Accountants ("CICA") issued new standards for stock-based payments (Section 3870, Stock-Based Compensation and Other Stock-Based Payments), which are effective for fiscal years beginning on or after January 1, 2002. This section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to employees and non-employees must be systematically accounted for in the company's financial statements. These standards define a fair value-based method of accounting and encourage companies to adopt this method of accounting for their stock-based employee compensation plans. The cost is recognized as an increase to the compensation expense, deferred expenses, or professional fees and to share capital. Any consideration paid by employees on exercise of these stock options was credited to share capital.

As encouraged in the new section, the Corporation has chosen to adopt the fair value-based method to record all stock options awarded to employees and non-employees subsequent to September 1, 2002. For the options granted before September 1, 2002, the Corporation used the accounting standards described above.

i) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, the recoverability of mining properties and deferred exploration and development expenses, the valuation of environmental liabilities and disclosure of the contingent liability. Actual results could differ from those estimates.

3- FIXED ASSETS:

	2003			2002		
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
	$	$	$	$	$	$
Furniture and office equipment	50,074	32,960	17,114	50,074	28,682	21,392
Computer equipment	55,944	39,081	16,863	52,577	32,993	19,584
	106,018	72,041	33,977	102,651	61,675	40,976

4- MINING PROPERTIES:

	Balance as at August 31, 2002 ($)	Addition (adjustments) ($)	Write-off ($)	Balance as at August 31, 2003 ($)
Namibia — Namibian Gemstones 1)	5,235,181	-	-	5,235,181
Namibia — Block B Quando (option) 2)	163,245	-	-	163,245
Namibia — Block J Woduna (option) 3)	776,632	119,574	-	896,206
Namibia — Block K Tsondab	1,637	-	-	1,637
Namibia — Block M Kuvelai (option) 4)	20,044	-	-	20,044
Namibia — Block N Karas (option) 5)	57,080	-	-	57,080
Ghana — Kade	1	-	(1)	-
Canada — East Leitch	1	-	-	1
Namibia — Other	9,028	43,085	(8,755)	43,358
Mining properties expenses 6)	625,000	(104,100)	-	520,900
	6,887,849	58,559	(8,756)	6,937,652

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED AUGUST 31, 2003 AND 2002

4- MINING PROPERTIES (continued):

1) As at August 31, 2003, the Corporation has an interest of 60% (60% in 2002) in the diamond concessions - Namibian Gemstones. Under an option and joint-venture agreement entered into with Namibian Gemstones Mining Corporation (PTY) Limited, the Corporation has an option to acquire an additional interest of up to 20% for a cash consideration of US$1,440,000.

2) As at August 31, 2003, the Corporation has an interest of 30% (30% in 2002) in the diamond concession known as Quando (Block B). Under an option and joint-venture agreement with Together Quando Mining Consortium (PTY) Ltd., the Corporation has the right to increase its interest to 80% against payments and exploration expenditures. According to this agreement, the Corporation can earn an additional 30% interest by carrying out resources-delineation and bulk-sampling programmes and by paying NA$270,000 (CDN$50,000) combined with the issuance of 200,000 shares to Together Quando. Finally, Afri-Can shall earn an additional 20% undivided interest by paying, no later than 90 days following the completion of a bulk-sampling programme, NA$170,000 (CDN$31,500) combined with the issuance of 100,000 shares to Together Quando.

3) As at August 31, 2003, the Corporation has an interest of 70% (60% in 2002) in the diamond concession known as Woduna (Block J).

4) As per an option and joint-venture agreement with Kuvelai Delta Mining Company (PTY) Ltd., the Corporation has the right to acquire a 55% interest in the diamond concession known as Kuvelai (Block M) against payment and exploration expenditures. The Corporation will earn a 30% undivided interest by paying NA$250,000 (CDN$46,300) and by carrying out a geophysical survey for a maximum amount of NA$800,000 (CDN$148,200). The Corporation shall also earn an additional 25% undivided interest by paying NA$625,000 (CDN$115,800) to Kuvelai no later than one year following the approval of the agreement by the authorities.

5) As at August 31, 2003, the Corporation has an interest of 30% (30% in 2002) in the diamond concession known as Karas (Block N). As per an option agreement with Karas Minerals Holding (PTY) Ltd., the Corporation has the right to acquire up to a 55% interest. Furthermore, Afri-Can could earn an additional 25% undivided interest by paying NA$600,000 (CDN$111,100) to Karas no later than one year following the approval of the agreement by the authorities.

6) On November 21, 2001, the Corporation entered into an agreement with Ototinana Regional Marine Mineral Exploration (PTY) Ltd. ("ORMME"), a not-for-profit Namibian corporation held directly by the regional council of the Oshikoto, Ohangwena, Oshana and Omusati regions. According to this agreement, the Corporation issued 2,500,000 common shares to ORMME and, in consideration, the Ministry of Mines and Energy in Namibia granted the Corporation a clause of non-reduction of the area of all Namibia concessions for the next three periods of two years. The amount of $625,000 allocated to the 2,500,000 common shares will be amortized over the remaining duration of the agreement and will be included in the deferred exploration and development expenses.

5- DEFERRED EXPLORATION AND DEVELOPMENT EXPENSES:

	Balance as at August 31, 2002 ($)	Addition ($)	Write-off ($)	Balance as at August 31, 2003 ($)
Namibia — Namibian Gemstones	2,619,794	114,799	-	2,734,593
Namibia — Block B Quando	488,386	18,789	-	507,175
Namibia — Block J Woduna	1,858,534	1,005,472	-	2,864,006
Namibia — Block K Tsondab (option) 1)	48,185	15,105	-	63,290
Namibia — Block M Kuvelai (option)	26,821	12,242	-	39,063
Namibia — Block N Karas (option)	101,317	10,747	-	112,064
	5,143,037	1,177,154	-	6,320,191

1) As per a joint-venture agreement with Tsondab Gem Exploration (PTY) Ltd., the Corporation has the right to acquire a 70% interest in the diamond concession known as Tsondab (Block K). The Corporation will earn a 20% undivided interest by paying NA$1,000,000 (CDN$185,500). Furthermore, the Corporation will earn an additional 10% undivided interest by paying NA$1,000,000 (CDN$185,500) to Tsondab no later than six months following the approval of the agreement by the authorities. Finally, the Corporation will earn four additional 10% undivided interests by paying NA$500,000 (CDN$92,800) for each 10% interest no later than 18 to 36 months following the approval of the agreement by the authorities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED AUGUST 31, 2003 AND 2002

6- NOTE PAYABLE:

The note payable bears no interest and is repayable in one instalment when the private placement described in note 16 will be completed.

7- DUE TO DIRECTORS:

The due to directors bears no interest and has no term of repayment.

8- SHARE CAPITAL:

Authorized:

An unlimited number of common shares, voting, without par value.

Issuance:

During the years, the Corporation issued common shares as follows:

	2003		2002	
	Quantity	Amount $	Quantity	Amount $
Balance, beginning of year	70,015,975	27,869,272	55,422,992	23,941,861
Paid in cash	2,200,000	550,000	9,799,083	2,732,435
Exercise of warrants	–	–	775,545	308,118
Exercise of share purchase options	–	–	50,000	10,500
Acquisition of mining properties	–	–	3,162,640	780,660
Conversion of a promissory note (note 6)	–	–	805,715	282,000
Share issuance expenses	–	(28,712)	–	(186,302)
Shares to be issued for cash	1,033,750	206,750	–	–
Common share purchase options	–	23,232	–	–
Balance, end of year	73,249,725	28,620,542	70,015,975	27,869,272

Common share purchase options:

The Corporation maintains a stock option plan ("Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors of, or consultants to the Corporation options to acquire common shares in such numbers, for such terms and at such exercise prices as may be determined by the Board.

The plan provides that the maximum number of common shares in the capital of the Corporation that may be reserved for issuance under the stock option plan shall be equal to 4,228,746 (2002 - 4,228,746) common shares and that the maximum number of common shares, which may be reserved for issuance to any one optionee pursuant to the share option, may not exceed 5% of the common shares outstanding at the time of grant. The option's maximum term is 5 years from grant.

The option exercise price is established by the Board of Directors.

During the fiscal year ended August 31, 2003, the Corporation granted 145,000 stock options to employees and non-employees. The fair value on the grant date of the options awarded in 2003 was estimated using the Black-Scholes model:

Rate of return of dividends	– %
Projected volatility	98 %
Risk-free interest rate	3.25 %
Predicted average duration of options	5 years
Average estimated fair value of each option	0.16 $

The impact of the adoption of the fair value-based method on the consolidated financial statements for the year ended August 31, 2003 was an increase of $23,232 in compensation expense, exploration expenses and in the share capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED AUGUST 31, 2003 AND 2002

8- SHARE CAPITAL (continued):

Common share purchase options: (continued)

A summary of changes in the Corporation's common share purchase options is presented below:

	2003		2002	
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Balance, beginning of year	4,195,000	0.36	4,268,746	0.40
Granted	145,000	0.25	545,000	0.35
Expired	(575,000)	0.56	(418,746)	0.78
Cancelled	–	–	(150,000)	0.21
Exercised	–	–	(50,000)	0.21
Balance, end of year	3,765,000	0.33	4,195,000	0.36

Options exercisable as at August 31, 2003:

	Number	Exercise price $	Expiry date (years)	
	70,000	0.23	0.3	
	1,205,000	0.33 to 0.36	0.5	
	500,000	0.25	1.3	
	1,180,000	0.36	1.5	
	120,000	0.25 to 0.35	2.5	
	20,000	0.25	2.7	
	545,000	0.35	3.4	
	125,000	0.25	4.5	
	3,765,000			

Warrants:

Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows:

	2003		2002	
	Number of warrants	Average exercise price $	Number of warrants	Average exercise price $
Balance, beginning of year	10,121,686	0.34	13,683,145	0.32
Issued	1,100,000	0.30	4,899,541	0.38
Exercised	–	–	(775,545)	0.30
Expired	(6,814,395)	0.31	(7,685,455)	0.33
Balance, end of year	4,407,291	0.38	10,121,686	0.34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED AUGUST 31, 2003 AND 2002

8- SHARE CAPITAL (continued):

Warrants exercisable as at August 31, 2003:

	Number	Exercise price $	Expiry date	
	390,625	0.42	September 2003	
	2,916,666	0.40	January 2004	
	1,100,000	0.30	April 2006	
	4,407,291			

During the 2000 fiscal year, the Corporation sold 2,000,000 stock warrants for $200,000. From those, 754,545 were exercised in 2002 and an amount of $75,455 related to the exercised warrants has been transferred to the share capital. The stock warrants that were not exercised fell due in February 2002. An amount of $124,545 resulting from the expiry of the stock warrants was transferred into a contributed surplus account.

9- STATEMENT OF CASH FLOWS:

Supplemental disclosures of cash flow information:	2003 $	2002 $
Cash paid during the year for:		
Interest	6,756	11,516
Non-cash financing and investing activities:		
Deferred expenses financed through issuance of due to directors	142,000	50,467
Increase in deferred expenses through depreciation of mining properties	104,100	-
Acquisition of mining properties through issuance of shares	-	780,660
Deferred expenses financed through net increase in accounts payable	70,854	494,247
Issuance of shares following conversion of promissory note	-	282,000
Deferred expenses financed through issuance of stock options to non-employees	19,892	-

10-FINANCIAL INSTRUMENTS:

a) Fair value of financial instruments:

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and note payable approximates their fair value because of the short-term maturity of those instruments. It is impossible to determine the fair value of the due to directors as it has no term of reimbursement.

b) Currency risk:

The Corporation has accounts payable in foreign currencies. Based on the spot rate as at August 31, 2003, there was an unrecognized loss of $129,843 (2002 - $43,987) with respect to these accounts payable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED AUGUST 31, 2003 AND 2002

11-ENVIRONMENT:

The Corporation's operations are subject to governmental laws and regulations regarding environmental protection. It is very difficult to identify the environmental consequences in terms of outcome, impact, or time frame. At the date of the consolidated financial statements, and to the best knowledge of management, the Corporation is in conformity with the laws and regulations. Restoration costs will be accrued in the financial statements only when they can be reasonably estimated and then, will be charged to operations.

12-INCOME TAXES:

The tax effects of significant components of temporary differences that give rise to future income tax assets are as follows:

	2003 $	2002 $
Future income tax assets:		
Mining properties and deferred exploration and development expenses	522,151	586,566
Capital losses carried forward	1,018,713	1,018,713
Non-capital losses carried forward	1,801,686	1,514,392
Share capital issuance costs	127,555	118,031
	3,470,105	3,237,702
Less: valuation allowance	(3,470,105)	(3,237,702)
Future income taxes	–	–

As at August 31, 2003, the Corporation has accumulated non-capital losses which may be carried forward to reduce taxable income in future years. These losses expire as follows:

YEAR	Federal $	Provincial $
2004	701,276	701,276
2005	827,190	827,190
2006	757,050	757,050
2007	525,073	525,073
2008	658,546	658,546
2009	981,728	981,728
2010	980,809	980,809

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED AUGUST 31, 2003 AND 2002

13-RELATED PARTY TRANSACTIONS:

The Corporation carried out the following transactions, with its directors or with companies whose directors and shareholders are also directors of the Corporation:

	2003	2002
Professional Fees	$95,185	$139,452

The transactions are made in the normal course of operations of the Corporation and are measured at the exchange value which is the amount agreed upon by both parties involved in the transactions. Amounts due to directors are non-interest bearing, with no specific terms of repayment.

14-COMMITMENTS:

Following the agreement with Ototinana Regional Marine Mineral Exploitation (PTY) Ltd. ("ORMME"), the Corporation is committed to invest not less than 5% of its exploration expenditures toward employment and training programs in various sectors of the economy related to its mining ventures. In addition, upon starting commercial production, the Corporation is committed to finance a special goodwill grant of 1% of its gross sales generated from the production of its Namibian marine diamond EPLs.

15-CONTINGENCY:

A claim amounting to NA$1,200,750 (CDN$225,500) has been launched against the Corporation regarding a disagreement on an exploration work contract. In the opinion of management, this claim will not have a significant negative impact on the success or on the financial situation of the Corporation.

16-SUBSEQUENT EVENT:

The Corporation is currently completing a private placement agreement totalling $3,000,000 for the issuance of 15,000,000 units. Each unit consists of one common share at $0.20 and one-half warrant. Each warrant can be exercised at $0.30 per share for a three-year period from the issue date. As of October 24, 2003, the Corporation had received $688,500.

17-COMPARATIVE FIGURES:

Certain of the 2002 comparative figures have been reclassified in order to conform with the current year's presentation.

Afri-Can, Société de Minéraux Marins



RAPPORT ANNUEL 2003

Profil Corporatif

Afri-Can, Société de minéraux marins («Afri-Can») est une société d'exploration et de développement diamantifère, dont les activités se concentrent principalement au large des côtes de la Namibie, région réputée pour ses importantes ressources de diamants de qualité gemme ayant la plus haute valeur. La Société est un des plus importants détenteurs de concessions de la région, avec des participations dans 28 licences d'exploration, couvrant 26 500 km². Ses concessions sont situées à la fois en eau profonde, à proximité de l'embouchure de la rivière Orange et en eau peu profonde, au nord de Luderitz. L'objectif premier de la Société est de découvrir, développer et exploiter une ressource de classe mondiale.

Faits saillants 2003

Deuxième phase d'échantillonnage du Bloc J complétée avec succès:

- 84 diamants de qualité gemme ont été récupérés, la plus grosse pierre pèse 0,49 carat.
- Confirmation de trois types distincts de dépôts diamantifères: soit des vallées de pavements désertiques marins, des paléo-zones de ressac (vagues de graviers), et une vallée éolienne/fluviale.
- La superficie des zones minéralisées (7,8 km²) et potentiellement minéralisées (34,3 km²) augmente le potentiel de valeur ajoutée du Bloc J.
- Augmentation de l'intérêt sur le Bloc J à 70%.
- Capitaux générés par les activités de financement durant l'année fiscale: 550 000 $.

Événements subséquents:

- Septembre 2003: Ententes de financement de l'ordre de 1,1 $ million.
- Octobre 2003: Inscription des actions ordinaires de la Société à la bourse de Francfort, symbol AJF.

84 diamants namibiens récupérés lors du second échantillonnage du Bloc J



Table des matières

- Message aux actionnaires 3
- Concessions marines diamantifères namibiennes 4 - 7
- République de Namibie / Implication communautaire / Déclaration environnementale 8
- Informations corporatives 9
- Commentaires et analyse de la direction sur la situation financière 10 - 13
- Responsabilité de la direction à l'égard de la présentation de l'information financière 14
- Rapport des vérificateurs 15
- Rapport financier 16 - 27



Vue sous-marine d'un système «airlift» typique

Message aux actionnaires

L'année dernière a vu naître une importante amélioration des marchés de capitaux et ce, plus particulièrement dans l'industrie de l'exploration minière. Ce regain des marchés, combiné aux résultats encourageants de la deuxième phase d'échantillonnage sur la concession marine Bloc J en Namibie, aura permis à la Société de réaliser au cours de l'année financière, des financements totalisant 550 000 $ et subséquemment, à la fin de l'année financière, des financements de l'ordre de 1,1 $ million.

Nonobstant des problèmes techniques reliés au vaisseau et à l'équipement sous contrat qui ont réduit le temps d'échantillonnage, 84 diamants de qualité gemme pesant 11,4 carats ont été récupérés lors de la deuxième phase d'échantillonnage. La nature diamantifère de la Caractéristique 8 a été confirmée et une teneur de 7,2 carats par 100 m^3 de graviers tamisés (tamis de 1,6 mm) a été estimée aux endroits où suffisamment de données étaient disponibles. Au stade actuel, cette teneur suggère que le projet est potentiellement viable et justifie pleinement la poursuite des travaux d'échantillonnage.

L'analyse des échantillons en phases 1 et 2 confirme que les plus grosses pierres proviennent des eaux plus profondes. Ce résultat suggère la présence de deux populations diamantifères distinctes. Les nouvelles données géologiques recueillies au cours du programme permettent une meilleure compréhension de l'origine des diamants et de leur distribution. Il est maintenant évident que la concession contient trois types de dépôts diamantifères distincts, soit: un pavement désertique marin, des vagues de graviers (paléo-zone de ressac) et une vallée éolienne/fluviale. La probabilité que le Bloc J contienne une quantité considérable de diamants a donc été accrue grâce à la phase 2 d'échantillonnage.

Grâce au financement de 1,1 $ million réalisé au premier trimestre de l'an 2004, la phase 3 d'échantillonnage débutera sur la Caractéristique 6 au cours du deuxième trimestre. Ce programme devrait permettre de déterminer la continuité de la minéralisation de la zone et d'établir suffisamment de données quantitatives pour soutenir une ressource inférée.

La réussite de nos programmes d'exploration encourage clairement la poursuite du développement de la Société tel qu'établi dans notre plan d'affaires et à ce jour, Afri-Can est un des participants les plus actifs dans l'exploration marine diamantifère en Namibie. Nous apprécions la collaboration continue de nos partenaires et du Gouvernement namibiens, laquelle nous permet de développer nos investissements prudents et notre présence dans la région pour le bénéfice de nos actionnaires et du peuple namibien.

Le succès de la Société n'aurait été possible sans le dévouement et la persévérance de la direction, de notre équipe de consultants techniques et des membres du conseil d'administration. Plus particulièrement, nous aimerions exprimer notre reconnaissance à tous nos actionnaires pour leur soutien continu. Avec eux, nous comptons nous diriger vers une nouvelle année encore plus excitante et satisfaisante, année au cours de laquelle nous déploierons nos meilleurs efforts à l'atteinte de notre principal objectif, soit *la découverte, le développement et l'exploitation d'une ressource de classe mondiale.*

Pierre Léveillé
Président et Chef de la direction

Chris I. von Christierson
Président du Conseil d'administration



▲ ***«Suite exotique de la rivière Orange»: important indicateur de diamants***

CONCESSIONS MARINES DIAMANTIFÈRES NAMIBIENNES


CONCESSIONS MARINES DE AFRI-CAN
Conception Bay
Meobbaai
Sossusvlei
Rivière Tsauchab
ZONE-CIBLE BLOC J
Black Rock
AFRI-CAN MARINE
Saddle-Hill
DE BEERS (NAMDEB)
Hottentot Bay
Marshall Rocks
NAMCO
LUDERITZ
DIAMOND FIELDS
Elizabeth Bay
AUTRES
ZONES-CIBLES NAMIBIAN GEMSTONES
0
100 km
NAMIBIE
Chamais Bay
ORANJEMUND
Alexander Bay
AFRIQUE DU SUD
AFRIQUE DU SUD

CONCESSIONS SEPTENTRIONALES

Les concessions septentrionales de Afri-Can (Blocs J, K, N et B), sont adjacentes à un secteur où les ressources diamantifères inférées excèdent 4,25 millions de carats.

BLOC J / CONCESSION WODUNA

Le Bloc J, situé à 105 km au nord de Luderitz en Namibie, s'étend sur 994 km² et occupe une partie de la plate-forme continentale, à des profondeurs variant entre 70 et 170 m approximativement. Le Bloc J (EPL 2499) est l'objet d'une option et entente de co-entreprise, signée en octobre 1999 entre Afri-Can et Woduna Mining Holding (PTY) Ltd. Afri-Can détient actuellement une participation indivise de 70% dans la concession et en est l'opérateur.

Depuis octobre 1999, Afri-Can a investi plus de 3,7 $ CDN millions sur le Bloc J. L'approche méthodique de développement de la concession a permis à la Société de compléter avec succès deux levés géophysiques et deux programmes d'échantillonnage.

Échantillonnage quantitatif: à la mi-octobre 2002, Afri-Can a mené la première phase de son programme d'échantillonnage quantitatif. Le programme a été conçu pour déterminer la continuité de la minéralisation de la Caractéristique 8, établir suffisamment de donnés quantitatives pour supporter une ressource inférée et établir des données économiques préliminaires quant au potentiel d'exploitation. Le programme a permis le prélèvement de 25 échantillons d'une moyenne de 13,24 m² chacun pour une couverture totale de 0,365 km². Les échantillons ont été prélevés de deux sites d'ancrages. 21 échantillons ont été excavés du premier site et quatre sur le deuxième site. 11 échantillons ont été prélevés dans la zone minéralisée, permettant de récupérer 84 diamants de qualité gemme. La plus grosse pierre pèse 0,49 carat.

Échantillonnage de reconnaissance: à la mi-novembre 2001, Afri-Can a mené un programme d'échantillonnage de reconnaissance afin de prouver la présence de diamants et d'identifier les zones de sédiments diamantifères. Le programme a permis le prélèvement de 338 échantillons sur 29 sites d'ancrage et la récupération de 728 m² de graviers. 23 diamants de qualité gemme ayant un poids total de 4,65 carats ont été trouvés. La plus grosse pierre pèse 0,64 carat. Ces échantillons ont été récupérés de 17 caractéristiques géologiques, dont huit ont démontré la présence de diamants. Deux des échantillons contenaient plus d'un diamant, ce qui prouve que les diamants se concentrent à certains endroits de façon plus importante que dans les concentrations typiques des zones marines situées au large de la côte ouest namibienne.

L'analyse des données combinées des deux premiers programmes d'échantillonnage a permis de confirmer la nature diamantifère de la Caractéristique 8 et l'étendue de la minéralisation est maintenant bien définie dans la région échantillonnée. De plus, il est maintenant évident que le Bloc J est l'hôte de trois types distincts de dépôts diamantifères, soit **des vallées de pavements désertiques marins, des paléo-zones de ressac (vagues de graviers), et une vallée éolienne/fluviale.**

- Les **pavements désertiques marins** (Caractéristique 8) sont le résultat de l'érosion de sables et conglomérats remontant à la période tertiaire (il y a 8 000 à 3 millions d'années).

L'importance de la découverte de pavements désertiques marins ne peut être sous-estimée. L'information publiée par De Beers sur les dépôts du plateau continental moyen le démontre bien:

CONCESSIONS MARINES DIAMANTIFÈRES NAMIBIENNES

BLOC J / CONCESSION WODUNA (suite)

«Les graviers diamantifères cimentés sur les revers de crêtes structurales ont été engloutis durant les périodes de transgressions marines et d'érosion. Leur remaniement subséquent a produit des pavements désertiques marins à partir des sédiments fluviaux et deltaïques originaux, augmentant la teneur diamantifère de 4 à 20 fois.»

- Les graviers récupérés dans les **vagues de graviers** (Caractéristiques 8 et 17) contiennent une abondance de «suites exotiques de la rivière Orange», dont les agates, jaspes et épisodites lesquelles, en quantités aussi élevées, sont de bons indicateurs de la présence de diamants. Les vagues de graviers sont situées à 125 m de profondeur et sont caractérisées par la présence de grandes dalles de socle rocheux. Afri-Can est la première société après Namdeb (co-entreprise entre le Gouvernement namibien et De Beers) à avoir découvert un dépôt de vagues de graviers.

- La géologie de la **vallée éolienne/fluviale** (Caractéristique 6) est très similaire à celle qui est exploitée par Diamond Fields (Marshall Forks) et Namco (caractéristique 19). La Caractéristique 6 est située à environ 105 m de profondeur et consiste en un groupe de vallées et de dépressions qui auraient été exposées quand la côte se trouvait à 125 m sous le niveau actuel de la mer, soit à l'époque de formation de la Caractéristique 8. La Caractéristique 6 aurait été inondée quand le niveau de la mer a monté, créant ainsi des lagons marins.

L'importance de la superficie des zones minéralisées et potentiellement minéralisées augmente le potentiel de valeur ajoutée du Bloc J. Le tableau suivant donne la superficie en km² des zones de minéralisation indiquées et des zones potentiellement minéralisées du Bloc J:

GÉOTYPE	Zone de minéralisation indiquée (km²)	Zone de minéralisation potentielle (km²)	Total (km²)
Éolienne/fluviale	3,7	0,5	4,2
Pavements désertiques	2,7	14,8	17,5
Vagues de graviers	1,4	19,0	20,4
Total	7,8	34,3	42,1

▼ *Cibles d'échantillonnage 2003-2005 nord*


06
08
N
W
E
S

LÉGENDE

Cibles d'échantillonnage

- Pavements désertiques - indiqué
- Pavements désertiques - potentiel
- Vagues de graviers - indiqué
- Vagues de graviers - potentiel
- Éolienne/fluviale - indiqué
- Éolienne/fluviale - potentiel

Échantillonnages précédents

- Positif
- Négatif

- Lignes d'affleurements
- Affleurements du socle rocheux

▼ *Cibles d'échantillonnage 2003-2005 sud*


16
17
N
W
E
S

CONCESSIONS MARINES DIAMANTIFÈRES NAMIBIENNES

BLOC J / CONCESSION WODUNA (suite)

DÉVELOPPEMENT FUTUR

Afri-Can a complété la phase préparatoire du prochain programme d'échantillonnage en vrac et de pré-faisabilité en octobre 2003. L'échantillonnage couvrira la superficie de 42,1 km² des zones minéralisées et potentiellement minéralisées déjà identifiées sur le Bloc J. L'objectif du programme consiste à établir une ressource minière sur le Bloc J selon les règles et définitions du CIMM. Le programme couvre 20 zones cibles dont cinq où la minéralisation est indiquée et où des ressources seront délimitées. Les 15 autres cibles sont les extensions des zones minéralisées où la présence de diamants n'a pas encore été démontrée. On compte y extraire un total de 1 117 échantillons de 10 m² chacun.

«L'approche méthodique de développement de la concession a permis à la Société de compléter avec succès deux levés géophysiques et deux programmes d'échantillonnage.»

	CARACTÉRISTIQUE 6	CARACTÉRISTIQUE 8	CARACTÉRISTIQUES 16 et 17
SITUATION	105 m sous le niveau de la mer.	125 m sous le niveau de la mer.	120 m sous le niveau de la mer.
TYPE ET ÉTENDUE	Zone éolienne / fluviale couvrant 3,69 km², desquels 3,1 km² contiennent des graviers diamantifères.	Paléo-zone de ressac qui s'étend sur une superficie de 11,7 km². Une zone de 2 km² contient des conglomérats diamantifères appelés «vagues de graviers».	Série de vallées en arrière-plage. Ces caractéristiques s'étendent sur 0,7 km² et contiennent des graviers diamantifères.
NOTES	Géologie similaire à celle des caractéristiques exploitées par Diamond Fields et Namco.	Namdeb exploite un dépôt de vagues de graviers semblable au nôtre et en extrait 600 000 carats de diamants-gemmes par an.	Formations importantes de vagues de graviers. Cette zone fait partie des extensions diamantifères potentielles couvrant 25 km².

AUTRES CONCESSIONS SEPTENTRIONALES

La Société possède des options d'achat pour obtenir des positions de contrôle sur trois autres concessions dans le secteur:

Bloc B: option et entente de co-entreprise avec Together Quando Mining Consortium (PTY) Ltd. dans le but de gagner un intérêt indivis n'excédant pas 80% pour une concession de 269 km². Afri-Can détient actuellement 30% de la concession.

Bloc K (EPL 2500): option et entente de co-entreprise avec la société Tsondab Gem Exploration (PTY) Ltd. dans le but de gagner un intérêt indivis n'excédant pas 70% pour une concession de 995 km².

Bloc N: entente d'option avec la société Karas Mineral Holding (PTY) Ltd. dans le but de gagner un intérêt indivis n'excédant pas 55% pour une concession de 905 km². Afri-Can détient actuellement 30% de la concession.

CONCESSIONS MARINES DIAMANTIFÈRES NAMIBIENNES

CONCESSIONS MÉRIDIONALES

NAMIBIAN GEMSTONES

Le grand bloc de concessions méridionales d'Afri-Can, Namibian Gemstones, est situé à proximité de l'extrémité occidentale des riches concessions de Namdeb (co-entreprise entre De Beers et le Gouvernement namibien). Les ressources inférées de diamants marins y atteignent actuellement huit millions de carats. Afri-Can détient une participation indivise de 60% sur la concession. En vertu de l'entente de co-entreprise signée avec Namibian Gemstones Mining Corporation (PTY) Limited, Afri-Can possède l'option d'augmenter sa participation à 80%. Afri-Can est l'opérateur de la co-entreprise. Le bloc de concessions couvre 23 000 km² et son fonds marin atteint des profondeurs variant de 168 m à plus de 500 m. Un levé géophysique a permis d'isoler de vastes zones de sédiments non-consolidés et de nombreux secteurs similaires à ceux où les diamants se concentrent ailleurs le long de la côte namibienne. Environ 20% de la zone étudiée, soit quelque 1 900 km², ont révélé des secteurs peuplés d'affleurements rocheux et de roches recouvertes d'une fine couche de sédiments non-consolidés. On y a découvert des preuves de l'érosion du passé, caractérisée sous la forme de paléo-chenaux, d'anciennes terrasses et de cuvettes. De telles formations géologiques ont la réputation de contenir des diamants ailleurs le long de la côte. Suite à ces résultats, la direction planifie un programme d'échantillonnage par excavation sur le secteur cible de 1 900 km². Cet échantillonnage permettra l'identification de matériaux terrigènes susceptibles d'être associés avec des dépôts diamantifères.

▼ ***Point d'eau Okaukuejo, Parc National Etosha***



▼ ***Peuple Damara, un de 13 groupes culturels namibiens***





▲ ***Oryx; Point d'eau Okaukuejo, Parc National Etosha***

RÉPUBLIQUE DE NAMIBIE

La République de Namibie est un des pays les plus stables sur le plan politique et un des mieux développés en Afrique. Depuis l'obtention de son indépendance de l'Afrique du Sud en 1990, le pays s'est muni d'une constitution reconnue comme l'une des plus démocratiques au monde. L'industrie minière est réglementée par des lois qui garantissent les droits à la propriété et assurent une protection contre l'expropriation et le rapatriement des profits. L'industrie minière diamantifère joue un rôle crucial dans l'économie du pays et y contribue quelque 400 $ US millions avec une production de diamants de qualité gemme qui atteint environ 1,6 million de carats par an. La qualité des diamants terrestres et marins est la plus élevée au monde et leur prix moyen atteint 276 $ US par carat. La production marine dépasse la production terrestre et représente maintenant 60% du total. L'industrie diamantifère marine en Namibie offre un potentiel énorme avec ses ressources estimées à plus de deux milliards de carats (données mises à jour en 2000).



▲ *Centre-ville de Windhoek, capitale de la Namibie*

«L'industrie diamantifère marine en Namibie offre un potentiel énorme avec ses ressources estimées à plus de deux milliards de carats.»

IMPLICATION COMMUNAUTAIRE

Une partie de la vision de développement à long terme de la Société comprend également une volonté de créer une relation durable avec le peuple namibien. Dans le but de créer une base pour cette vision, Afri-Can a conclu une entente avec Ototinana Regional Marine Mineral Exploration (PTY) Ltd. («ORMME»), qui permet à ORMME de participer en tant qu'actionnaire d'Afri-Can. ORMME est une corporation namibienne à but non lucratif détenue directement par les conseils régionaux des régions Oshikoto, Ohangwena, Oshana et Omusati. Ces conseils régionaux sont des autorités gouvernementales locales qui représentent plus de 60% de la population namibienne. ORMME a été créée dans le but de promouvoir les développements sociaux et économiques nécessaires en Namibie. ORMME assistera Afri-Can dans la réalisation de projets de développement dans les régions qu'elle représente.

L'implication directe de la direction en Namibie a permis de solidifier des liens entre la Société et la communauté locale des affaires et de la finance. Cette représentation locale permet de démontrer aux namibiens ainsi qu'à leurs représentants gouvernementaux notre volonté de succès à travers un engagement à long terme avec le peuple.

DÉCLARATION ENVIRONNEMENTALE

Afri-Can, Société de Minéraux Marins s'engage à ce que la conduite de ses affaires soit représentative de celle d'un citoyen corporatif responsable, respectant les lois du Gouvernement namibien. Nous exigeons donc de nos contracteurs qu'ils prennent des mesures favorisant la protection de la faune et de l'environnement. Par conséquent, ceux-ci doivent adhérer et respecter toute la réglementation environnementale du Gouvernement namibien.



▲ *Montagnes Khomas Hochland, entourant Windhoek*

INFORMATIONS CORPORATIVES

MEMBRES DE LA DIRECTION ET ADMINISTRATEURS

Chris I. von Christierson †
Administrateur et Président du conseil d'administration

Pierre Léveillé †
Administrateur, Président et Chef de la direction

Bernard J. Tourillon
Administrateur, Vice-président exécutif et Chef des services financiers

Marcel Drapeau
Administrateur et Secrétaire corporatif

Kim Lord
Directeur de l'exploration

R.W. (Dick) Foster
Directeur du développement des ressources

Anthony H. Bloom *
Administrateur

Kim Hatfield †
Administrateur

Michael Nicolai *
Administrateur

Hugh R. Snyder *†
Administrateur

CONSEILLERS TECHNIQUES

Donald G. Sutherland
Placer Analysis Limited

Charles Wyndham
WWW International Diamond Consultants Ltd.

* Membres du comité de vérification et de rémunération
† Membres du comité technique du conseil d'administration

Siège social
4444, rue Ste-Catherine Street ouest, bureau 201
Montréal, Québec, Canada H3Z 1R2
Téléphone: 514-846-2133
Télécopieur: 514-846-1435
Courriel: info@afri-can.com
Site Web: www.afri-can.com

Bureau — Namibie
Boîte postale 22978
Windhoek, Namibie
Téléphone: 246-61-263-951
Télécopieur: 246-61-263-951
Courriel: noragem@iafrica.com.na



Avocats
Werksmans
Londres, Royaume-Uni
Johannesburg, Afrique du Sud

Agents de transferts
Computershare
Montréal, Québec, Canada

Vérificateurs — Canada
KPMG
Montréal, Québec, Canada

Vérificateurs — Namibie
KPMG Namibie
Windhoek, Namibie

Banque — Canada
HSBC (Canada)
Montréal, Québec, Canada

Banque — Namibie
First National Bank Namibia
Windhoek, Namibie

Bourses et symboles:
TSX Croissance - AFA
Francfort (XETRA) - AJF
OTC (Pink Sheets) - AFCMF

Actions émises: 73 249 725
Pleinement diluées: 81 422 016
Numéro d'exemption SEC USA: 12g3-2(b): 82-3329

DISCUSSION ET ANALYSE DE LA DIRECTION SUR LA SITUATION FINANCIÈRE

Cette discussion et analyse de la direction sur les états financiers de la Societé devrait être lue conjointement avec la déclaration sur la responsabilité de la direction à l'égard de la présentation de l'information financière, des états financiers consolidés et des notes afférentes.

À moins d'indication contraire, les références à des montants en dollars correspondent à des dollars canadiens.

Description des opérations

Afri-Can est une Société d'exploration et de développement minier, se spécialisant dans l'acquisition et le développement d'importantes concessions marines diamantifères. La mission d'entreprise d'Afri-Can consiste à découvrir et développer des ressources diamantifères marines de classe mondiale.

Les principaux actifs d'Afri-Can consistent en une série d'ententes d'options et de co-entreprises avec différents groupes namibiens, donnant le contrôle à la Société sur 28 concessions marines couvrant 26 500 kilomètres carrés. Cette superficie totale fait d'Afri-Can le plus important détenteur de concessions d'exploration diamantifère au large des côtes de la Namibie. La Société considère également la possibilité d'acquérir des concessions diamantifères terrestres.

Résultats d'exploitation

Pour l'année fiscale se terminant le 31 août 2003, la Société a investi 1 226 957 $ sur ses concessions marines en frais d'exploration, de maintenance et d'acquisition, tout en réduisant sa perte opérationnelle à 891 676 $ (0,01 $ par action) par rapport à 980 317 $ (0,01 $ par action) pour la même période l'année dernière.

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DU DÉFICIT

Au cours de l'année fiscale, la direction a concentré ses efforts sur le contrôle des frais opérationnels, sur le maintien de notre présence en Namibie et sur la levée de fonds requis pour la poursuite de nos programmes d'exploration et pour les dépenses administratives afférentes.

De ce fait, la Société a réduit ses dépenses générales et administratives par rapport à l'an dernier de 87 696 $ (ou 9,88 %) et ses autres coûts de 945 $ (ou 1 %).

Dépenses administratives et générales

La diminution des dépenses générales et administratives de 87 696 $ est le résultat d'une réduction des frais de voyages, alors que la Société a réduit ses activités de promotion à l'étranger.

Pour ce qui est des autres dépenses générales et administratives, l'augmentation liée aux salaires, aux avantages marginaux et frais de relations publiques a été compensée par des économies réalisées en frais de bureau, frais bancaires et charges d'intérêts ainsi qu'en frais d'enregistrement et d'information aux actionnaires.

Autres coûts

En ce qui concerne les autres coûts non-généraux et administratifs qui font partie des états consolidés des résultats et du déficit pour l'année 2003, les pertes sur taux de change représentent à nouveau la plus importante composante ayant un impact sur les résultats financiers.

Les pertes sur taux de change résultent du fait que certains actifs et passifs de la Société utilisent le rand sud-africain comme devise. La valeur comptable de ces actifs et passifs est alors convertie en dollars canadiens au taux en vigueur à la date de la transaction et est ré-évaluée à la fin de chaque période afin de tenir compte des fluctuations du rand. Ceci crée de temps à autre une perte sur taux de change qui ne résulte pas d'un décaissement.

La perte sur taux de change de 130 057 $ inscrite aux états financiers (157 732 $ pour l'année fiscale 2002) est le résultat d'une décision corporative en 2002 de retenir un paiement de 3 millions de rands à un contracteur, jusqu'à ce que certains problèmes de contrôle de qualité pour les travaux qu'il a effectués aient été réglés à l'entière satisfaction du Conseil d'administration de la Société. Cette situation, jusqu'à ce qu'elle soit résolue, créera un ajout de 3 millions de rands en comptes payables, inscrit au passif à court terme des bilans consolidés. À ce jour, les pertes comptables sur taux de change ne sont pas la conséquence d'un décaissement.

Alors que les revenus d'intérêts et la radiation de propriété minière s'expliquent d'eux-mêmes, le gain de 40 000$ (40 000 $ en 2002) résulte de la participation de la Société à un programme de crédit d'impôt offert par le Gouvernement du Québec. Ce programme offre une assistance aux sociétés québécoises qui recherchent des investisseurs internationaux. Malheureusement, ce programme prend fin en 2003.

DISCUSSION ET ANALYSE DE LA DIRECTION SUR LA SITUATION FINANCIÈRE

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DU DÉFICIT (suite)

Plan d'options

Au premier septembre 2002, la Société a adopté les normes du Conseil des normes comptables de l'Institut Canadien des Comptables agréés concernant la rémunération et autres paiements sous forme d'actions. Ces normes définissent comment identifier, définir et informer des transactions où des actions sont remises en échange de biens ou de services.

Tel que suggéré par les normes, Afri-Can a décidé d'adopter la méthode de la juste valeur selon le modèle de Black-Scholes. Le coût est constaté au moment de l'octroi, en tant qu'augmentation des frais de rémunération ou des honoraires professionnels et du capital-actions. Lorsque les options sont exercées, le produit reçu est porté au crédit du capital des actions ordinaires (pour les détails, veuillez vous référer à la note 2 h) des états financiers).

L'incidence de l'adoption de la méthode de la juste valeur sur les états financiers consolidés pour l'année fiscale 2003 est une augmentation de 3 340 $ aux salaires et bénéfices marginaux, une augmentation de 19 892 $ en gestion de projets et frais de consultants comptabilisée aux états consolidés des frais reportés et une augmentation de 23 232 $ au capital-actions de la Société.

Pour ce qui a trait aux options octroyées avant le premier septembre 2002, aucun changement n'a été effectué dans leur comptabilisation.

ÉTATS CONSOLIDÉS DES FRAIS REPORTÉS

Afri-Can a pour mission de découvrir et de mettre en valeur des dépôts diamantifères marins de classe mondiale, tout en tentant de minimiser les frais d'exploration afin qu'ils figurent parmi les moins élevés de l'industrie en termes de coût par carat de ressources inférées découvertes.

L'exécution fructueuse d'un programme d'exploration diamantifère marine requiert des investissements importants en temps et capitaux. Les frais d'exploration peuvent être plus élevés que ceux associés à des programmes d'exploration terrestre. Toutefois, grâce aux économies d'échelle réalisées dans un contexte de production à plein rendement, les frais d'exploitation marine deviennent semblables à ceux d'une exploitation terrestre.

Afin de donner une idée de l'ampleur des coûts, l'investissement moyen requis dans l'industrie pour découvrir, identifier et définir un carat de ressources diamantifères inférées s'établit à environ 11,55 $ par carat. À ce chapitre, De Beers affiche les coûts les moins élevés de l'industrie à environ 7 $ par carat, tandis que ceux de Namco, à environ 21 $, sont les plus élevés.

Comme Afri-Can contrôle un vaste portefeuille de concessions diverses sur le plan géologique, il est impossible de procéder à la mise en valeur simultanée de toutes les concessions de la Société. En revanche, il est possible d'estimer qu'Afri-Can devra investir de 7 à 11,5 millions de dollars pour chaque million de carats de ressources inférées délimitées.

Le montant de 1 177 154 $ inscrit au total des frais d'exploration pour l'exercice 2003 (1 553 771 $ en 2002), doit être considéré en tenant compte de l'objectif global établi, d'autant plus que cet investissement aura permis de faire progresser la mise en valeur des projets d'Afri-Can. Ce chiffre se situe d'ailleurs dans l'échelle générale des coûts typiques pour l'industrie.

Frais d'exploration

Le présent exercice aura présenté des défis alors que la Société devait trouver des moyens de contrôler ses frais d'exploration et ses frais de maintenance tout en menant des travaux pour parfaire la connaissance géologique de ses concessions et en planifiant son prochain programme d'échantillonnage.

Les frais d'exploration constituent des investissements directs d'Afri-Can dans l'exploration, la planification et l'entretien et sont répartis dans les cinq comptes de gestion suivants: frais de gestion de projet et honoraires des consultants; frais d'exploration géologique; frais de déplacement; frais d'entretien; et frais administratifs.

La diminution de 376 617 $ (24 %) des frais d'exploration est attribuable à la renégociation de plusieurs ententes d'honoraires avec les consultants techniques ainsi qu'à la réduction en temps du programme d'échantillonnage en raison de difficultés techniques éprouvées par l'entrepreneur contractuel de la Société. Les frais de bureau et d'administration se sont accrus de 16 260 $. Les frais relatifs aux propriétés minières ont atteint 104 100 $ (0 $ en 2002); ce dernier montant correspond à la capitalisation, à titre de frais d'exploration, de 16 % du coût de 625 000 $ lié à la transaction avec ORMME.

Discussion et analyse de la direction sur la situation financière

BILANS CONSOLIDÉS

Fonds de roulement

Au 31 août 2003, la Société détenait une encaisse de 56 679 $ et un déficit du fonds de roulement de 814 328 $, par rapport à une encaisse de 780 867 $ et à un surplus du fonds de roulement de 365 680 $ au 31 août 2002.

Le passif à court terme de la Société atteint 974 476 $ et comprend: 572 958 $ (431 800 $ au 31 août 2002) qui correspond au montant du compte payable équivalent de 3 millions de rands déjà mentionné; 298 118 $ (110 576 $ au 31 août 2002) pour le compte payable général; 53 400 $ (26 901 $ au 31 août 2002) pour les charges à payer; et 50 000 $ comme billet à payer (0 $ en 2002).

La situation actuelle de trésorerie de la Société et l'ajout de fonds provenant de placements privés en cours de réalisation, devraient suffire à soutenir le programme d'exploration planifié pour le reste de l'exercice 2003 et le début de l'exercice 2004. La Société continuera de surveiller la conjoncture des marchés financiers pour répondre à ses besoins en financements continus.

Frais capitalisés

Les coûts reliés à l'acquisition, à l'exploration et au développement de propriétés minières sont capitalisés par propriété jusqu'au début de la production commerciale. Si des réserves de minerai économiquement profitables étaient mises en valeur, les coûts capitalisés de la propriété concernée seraient virés aux immobilisations à titre d'actifs miniers et amortis selon la méthode des unités de production.

Une politique de la Société consiste à réviser la valeur reportée de ses propriétés minières ainsi que les frais d'exploration et de développement reportés au cours du quatrième trimestre de chaque année fiscale. La Société a conclu qu'aucun ajustement de la valeur comptable de ses actifs namibiens n'était requis, exception faite de la radiation d'un montant de 8 756 $ découlant de l'abandon d'une petite concession terrestre en Namibie.

La récupération des montants indiqués au titre des propriétés minières et des frais d'exploration reportés connexes dépend de la découverte de réserves économiquement récupérables, de la confirmation des intérêts de la Société dans les titres miniers, de la capacité de la Société d'obtenir le financement pour mener à terme la mise en valeur et de la production rentable future ou du produit de la cession de tels biens.

Propriétés minières

Ce compte de gestion représente l'investissement total en espèces de la Société (6 937 652 $ au 31 août 2003; 6 887 849 $ au 31 août 2002) effectué afin d'acquérir son portefeuille de concessions marines en Namibie. Au cours de l'exercice 2003, la Société a investi 162 659 $ avant la transaction liée à ORMME afin d'accroître sa participation dans différentes concessions.

Programmes d'exploration et de développement

Ce compte de gestion représente l'investissement total en espèces de la Société (6 320 191 $ au 31 août 2003; 5 143 037 $ au 31 août 2002) effectué pour lui permettre de parfaire sa connaissance de la géologie de ses concessions marines en Namibie. Au cours de l'exercice 2003, Afri-Can a investi 1 177 154 $ en vue de l'atteinte de cet objectif. Les principaux travaux accomplis au cours de la période ont consisté dans le programme d'échantillonnage sur le Bloc J.

Dus aux administrateurs

Au cours de l'exercice 2003, les montants à verser à des administrateurs ont augmenté de 180 356 $ (239 913 $ en 2003 contre 59 557 $ en 2002). Cette hausse représente la participation financière directe de la direction dans l'expansion continue de la Société.

Capital-actions

Le nombre d'actions en circulation d'Afri-Can a augmenté de 2 200 000 actions en mars 2003 à la suite de la clôture d'un placement privé de 550 000 $. En plus, 1 033 750 actions devaient être émises au 31 août 2003 dans le cadre d'un nouveau financement devant être complété au cours du premier trimestre de l'exercice à venir.

Au 31 août 2003, Afri-Can comptait 73 249 725 actions émises et en circulation (évaluées à 28 620 542 $), 4 407 291 bons de souscription (10 121 686 en 2002) et 3 765 000 options (4 195 000 en 2002) en circulation, le nombre d'actions pleinement diluées s'établissant à 81 422 016 actions.

DISCUSSION ET ANALYSE DE LA DIRECTION SUR LA SITUATION FINANCIÈRE

BILANS CONSOLIDÉS (suite)

Engagements

Selon les conditions de l'entente avec ORMME, Afri-Can a convenu d'investir un montant minimum de 5 % de ses frais d'exploration pour la formation et l'emploi. À ce jour, la Société a comblé ses engagements par l'embauche et la formation d'employés locaux namibiens. Les fonds utilisés pour la formation ont atteint 25 000 $, soit un montant supérieur à 5 % de 476 517 $ des coûts directs d'exploration promis dans l'entente. Ces montants ne sont pas comptabilisés de façon distincte dans les états financiers, mais incorporés aux dépenses d'affaires courantes.

Facteurs de risque

Toutes les propriétés minières où la Société détient des ententes de co-entreprise n'en sont qu'au stade d'exploration et n'ont pas fait preuve de la présence de gisements économiques de minéraux. L'exploration et le développement miniers marins sont des activités qui comportent un degré de risque élevé.

La réalisation éventuelle de profits à long terme par la Société sera en partie liée aux coûts et au succès des programmes d'exploration et de mise en valeur subséquents, lesquels pourront également être influencés par différents facteurs. Parmi ces facteurs, il faut considérer les attributs des gisements miniers éventuels, soit la qualité et la quantité des ressources, ainsi que les coûts de développement d'une infrastructure de production, les coûts de financement, le prix de marché des diamants bruts et la nature compétitive de l'industrie. L'effet ultime de ces facteurs ne peut être prédit avec précision, mais la combinaison d'un ou de plusieurs de ceux-ci pourrait nuire à la capacité de la Société de produire un bénéfice satisfaisant sur le capital investi.

Des investissements importants sont nécessaires pour mener à terme les programmes d'exploration et d'établissement de réserves. En l'absence de flux de trésorerie généré par une exploitation minière, la Société dépend des marchés boursiers pour financer ses activités d'exploration et d'évaluation de ressources. Les conditions du marché et d'autres facteurs indéterminés pourraient empêcher la Société de recevoir les fonds requis pour son développement.

Perspectives d'avenir

La Société a l'intention de poursuivre l'exploration et le développement de ses propriétés, à condition que des capitaux soient disponibles à des conditions acceptables. La Société entend se financer à même ses ressources financières existantes ou par émission d'actions ou de titres connexes. Toutefois, aucune assurance ne peut être donnée quant à la réalisation de financements additionnels.

Bernard J. Tourillon, MBA
Vice-président exécutif et Chef des services financiers
Montréal, le 24 octobre 2003

Responsabilité de la direction à l'égard de la présentation de l'information financière

Les états financiers de Afri-Can, Société de Minéraux Marins et toute l'information contenue dans le présent Rapport annuel sont la responsabilité de la direction. Les états financiers ont été dressés par la direction conformément aux principes comptables généralement reconnus au Canada. Les états financiers renferment certains montants fondés sur l'utilisation d'estimations et de jugements. La direction a établi ces montants de manière raisonnable, afin d'assurer que les états financiers soient présentés fidèlement, à tous égards importants. L'information financière présentée ailleurs dans le Rapport annuel est concordante avec les états financiers.

La direction maintient des systèmes de contrôle internes comptables et administratifs de qualité. Ces systèmes ont pour objet de fournir un degré raisonnable de certitude que l'information financière est pertinente, fiable et exacte et que l'actif de la Société est correctement comptabilisé et bien protégé.

Le Conseil d'administration est chargé de s'assurer que la direction assume ses responsabilités à l'égard de la présentation de l'information et il est l'ultime responsable de l'examen et de l'appropriation des états financiers. Le Conseil s'acquitte de cette responsabilité principalement par l'entremise de son Comité de vérification.

Le Comité de vérification est nommé par le Conseil d'administration et tous ses membres sont des administrateurs externes. Le Comité rencontre périodiquement la direction, ainsi que les vérificateurs internes et externes, afin de discuter des contrôles internes exercés sur le processus de présentation de l'information financière, des questions de vérification et d'examiner les états financiers et le rapport des vérificateurs externes. Le Comité fait part de ses constatations lorsque ce dernier approuve la publication des états financiers à l'intention des actionnaires.

Les états financiers ont été vérifiés, au nom des actionnaires, par les vérificateurs externes, KPMG s.r.l./S.E.N.C.R.L., conformément aux normes de vérification généralement reconnues au Canada. Les vérificateurs externes sont librement et pleinement associés au Comité de vérification.

Pierre Léveillé
Président et Chef de la direction

Bernard J. Tourillon, MBA
Vice-président exécutif et Chef des services financiers

RAPPORT DES VÉRIFICATEURS AUX ACTIONNAIRES

Nous avons vérifié les bilans consolidés de Afri-Can, Société de Minéraux Marins, aux 31 août 2003 et 2002 et les états consolidés des frais reportés, des résultats et du déficit et des flux de trésorerie des exercices terminés à ces dates. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la société aux 31 août 2003 et 2002 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.

KPMG s.r.l./S.E.N.C.R.L.

KPMG s.r.l./S.E.N.C.R.L.
Comptables agréés

Montréal, Canada
Le 24 octobre 2003

BILANS CONSOLIDÉS

31 août 2003 et 2002	2003	2002
	$	$
ACTIF		
ACTIF À COURT TERME:		
Espèces et quasi-espèces	56 679	780 867
Placements temporaires	-	46 859
Débiteurs	85 740	73 107
Frais payés d'avance	17 729	34 124
	160 148	934 957
IMMOBILISATIONS (note 3)	33 977	40 976
PROPRIÉTÉS MINIÈRES (note 4)	6 937 652	6 887 849
FRAIS D'EXPLORATION ET DE DÉVELOPPEMENT REPORTÉS (note 5)	6 320 191	5 143 037
	13 451 968	**13 006 819**
PASSIF ET AVOIR DES ACTIONNAIRES		
PASSIF À COURT TERME:		
Comptes et charges à payer	924 476	569 277
Billet à payer (note 6)	50 000	-
	974 476	569 277
MONTANT DÛ AUX ADMINISTRATEURS (note 7)	239 913	59 557
AVOIR DES ACTIONNAIRES		
Capital-actions (note 8)	28 620 542	27 869 272
Surplus d'apport (note 8)	124 545	124 545
Déficit	(16 507 508)	(15 615 832)
	12 237 579	12 377 985
Mode de présentation (note 1)		
Engagements (note 14)		
Éventualité (note 15)		
Événement postérieur à la date du bilan (note 16)		
	13 451 968	**13 006 819**

Se reporter aux notes afférentes aux états financiers consolidés.

Au nom du Conseil,

Bernard J. Tourillon, administrateur

Marcel Drapeau, administrateur

ÉTATS CONSOLIDÉS DES FRAIS REPORTÉS

Exercices terminés les 31 août 2003 et 2002	2003	2002
	$	$
FRAIS D'EXPLORATION:		
Gestion de projet et frais de consultants	382 573	503 585
Frais directs d'exploration géologique	476 517	851 417
Frais de voyage	73 304	74 369
Frais relatifs aux propriétés minières (note 4)	104 100	-
Frais de bureau et d'administration	140 660	124 400
AUGMENTATION DES FRAIS REPORTÉS	1 177 154	1 553 771
SOLDE AU DÉBUT DE L'EXERCICE	5 143 037	3 589 266
SOLDE À LA FIN DE L'EXERCICE	**6 320 191**	**5 143 037**

Se reporter aux notes afférentes aux états financiers consolidés.

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DU DÉFICIT

Exercices terminés les 31 août 2003 et 2002	2003	2002
	$	$
FRAIS GÉNÉRAUX ET D'ADMINISTRATION:		
Dépenses de voyage	77 640	176 461
Honoraires	189 202	201 078
Salaires et avantages sociaux	117 185	91 313
Frais de bureau	120 525	112 261
Information aux actionnaires et frais de registrariat	117 984	121 353
Relations publiques	151 675	154 808
Intérêts et frais bancaires	15 231	16 931
Amortissement des immobilisations	10 367	13 300
	799 809	887 505
AUTRES:		
Radiation de propriétés minières	8 756	-
Perte sur change	130 057	152 732
Revenus d'intérêts	(6 946)	(19 920)
Autres revenus	(40 000)	(40 000)
	91 867	92 812
PERTE NETTE	891 676	980 317
DÉFICIT AU DÉBUT DE L'EXERCICE	15 615 832	14 635 515
DÉFICIT À LA FIN DE L'EXERCICE	16 507 508	15 615 832
PERTE NETTE PAR ACTION	(0.01)	(0.02)
PERTE NETTE PAR ACTION DILUÉE	(0.01)	(0.02)

Se reporter aux notes afférentes aux états financiers consolidés.

ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE

Exercices terminés les 31 août 2003 et 2002	2003	2002
	$	$
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS D'EXPLOITATION:		
Perte nette	(891 676)	(980 317)
Ajustements pour:		
Amortissement des immobilisations	10 367	13 300
Radiation de propriétés minières	8 756	-
Revenu d'intérêt non réalisé	-	(8 562)
Perte de change non réalisée	129 843	43 987
	(742 710)	(931 592)
Variation des éléments hors caisse du fonds de roulement:		
Débiteurs	(12 633)	(16 677)
Frais payés d'avance	16 395	(20 962)
Comptes et charges à payer	154 502	(26 918)
	158 264	(64 557)
	(584 446)	(996 149)
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS DE FINANCEMENT:		
Augmentation du montant dû aux administrateurs	38 356	(41 540)
Remboursement d'une débenture convertible	-	(282 000)
Billet à payer	50 000	-
Émission de capital-actions	731 378	2 789 296
	819 734	2 465 756
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS D'INVESTISSEMENT:		
Diminution de placements temporaires	46 859	136 654
Acquisition d'immobilisations	(3 368)	(2 563)
Acquisition de propriétés minières	(162 659)	(251 163)
Frais d'exploration et de développement reportés	(840 308)	(1 051 945)
	(959 476)	(1 169 017)
(DIMINUTION) AUGMENTATION DES ESPÈCES ET QUASI-ESPÈCES	(724 188)	300 590
ESPÈCES ET QUASI-ESPÈCES AU DÉBUT DE L'EXERCICE	780 867	480 277
ESPÈCES ET QUASI-ESPÈCES À LA FIN DE L'EXERCICE	56 679	780 867

Se reporter aux notes afférentes aux états financiers consolidés.

Notes afférentes aux états financiers consolidés
Exercices terminés les 31 août 2003 et 2002

La société, constituée en vertu de la Loi canadienne sur les sociétés par action, exerce ses activités dans le secteur minier.

1- MODE DE PRÉSENTATION:

La société détient des propriétés minières au stade d'exploration en Namibie. La récupération des montants indiqués au titre de propriétés minières et des frais reportés connexes dépend de la découverte de réserves économiquement récupérables, de la capacité de la société d'obtenir le financement nécessaire pour mener à terme la mise en valeur (note 16) et de la production rentable future ou du produit de la cession de tels biens.

2- PRINCIPALES CONVENTIONS COMPTABLES:

a) Périmètre de consolidation:

Les états financiers consolidés comprennent les comptes de la société et ceux de sa filiale en propriété exclusive, Noragem (Pty) Limited, une société namibienne.

b) Espèces et quasi-espèces:

Les espèces et quasi-espèces sont limitées aux placements qui sont facilement convertibles en un montant connu d'espèces, dont la valeur ne risque pas de changer de façon significative et dont l'échéance initiale est de trois mois ou moins.

c) Placements temporaires:

Les placements temporaires sont comptabilisés au moindre du coût ou de la valeur marchande.

d) Immobilisations:

Les immobilisations sont comptabilisées au coût d'acquisition. L'amortissement est calculé en fonction de leur durée de vie estimative selon la méthode du solde dégressif aux taux annuels suivants:

ÉLÉMENT D'ACTIF	TAUX
Mobilier et équipement de bureau	20 %
Équipement informatique	30 %

e) Propriétés minières et frais d'exploration et de développement reportés:

Les coûts reliés à l'acquisition, à l'exploration et au développement de propriétés minières sont capitalisés par propriété jusqu'au début de la production commerciale. Si des réserves de minerai économiquement profitables sont développées, les coûts capitalisés de la propriété concernée sont virés aux immobilisations à titre d'actifs miniers et amortis selon la méthode des unités de production. S'il est établi que les coûts capitalisés d'acquisition, d'exploration et de développement ne sont pas récupérables selon la durée de vie estimative de la propriété, ou si le projet est abandonné, celui-ci est dévalué à sa valeur de réalisation nette.

La récupération des montants indiqués au titre des propriétés minières et des frais d'exploration reportés connexes dépend de la découverte de réserves économiquement récupérables, de la confirmation des intérêts de la société dans les titres miniers, de la capacité de la société d'obtenir le financement nécessaire pour mener à terme la mise en valeur et de la production rentable future ou du produit de la cession de tels biens. Les montants inscrits pour les propriétés minières et les frais d'exploration ne représentant pas nécessairement la valeur présente ou future.

f) Conversion de devises étrangères:

Les éléments d'actif et de passif provenant de l'exploitation étrangère ont été convertis en dollars canadiens selon le taux de change en vigueur à la date du bilan. Les éléments de l'état des résultats ont été convertis selon le taux de change moyen de chaque mois de l'exercice. Les gains ou pertes de change résultant de la conversion sont imputés aux résultats de l'exercice.

Les éléments d'actif et de passif monétaires de la filiale de la société, considérée comme un établissement étranger intégré, sont convertis au taux de change en vigueur à la date du bilan, tandis que les éléments non monétaires sont convertis aux taux de change historiques. Les éléments de l'état des résultats sont convertis aux taux de change moyens en vigueur durant l'exercice, à l'exception de l'amortissement qui est converti au taux en vigueur à la date d'acquisition de l'actif auquel il se rapporte. Les gains ou pertes de change résultant de la conversion sont imputés aux résultats de l'exercice.

g) Perte nette par action:

La perte nette par action est calculée selon la moyenne pondérée du nombre d'actions en circulation durant l'exercice.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS
EXERCICES TERMINÉS LES 31 AOÛT 2003 ET 2002

2- Principales conventions comptables (suite):

h)Régime d'intéressement au capital:

La société offre un régime d'intéressement au capital, qui est décrit à la note 8. Avant le 1er septembre 2002, aucune charge au titre de l'intéressement n'était constatée à l'égard de ce régime lorsque des options d'achat d'actions étaient octroyées à des employés et des non-employés, et toute contrepartie payée lors de l'exercice des options était portée au crédit du capital-actions.

En novembre 2001, le Conseil des normes comptables de l'Institut Canadien des Comptables Agréés («ICCA») a émis de nouvelles normes concernant les paiements à base d'actions (chapitre 3870, Rémunération et autres paiements à base d'actions), qui visent les exercices ouverts à compter du 1er janvier 2002. Ce chapitre définit des normes de constatation, de mesure et d'information à fournir applicables aux rémunérations à base d'actions à l'intention des non-salariés et des salariés. Selon les nouvelles normes, tous les paiements à base d'actions faits à des salariés et non-salariés doivent être comptabilisés systématiquement dans les états financiers de la société. Ces normes définissent une méthode de comptabilisation basée sur la juste valeur et encouragent les sociétés à adopter cette méthode à l'égard de leurs régimes de rémunérations à base d'actions offerts aux salariés. Ce coût est constaté, en tant qu'augmentation de la charge de rémunération, des frais reportés ou des honoraires et du capital-actions. Lorsque les options sont levées, le produit reçu est porté au crédit du capital versé des actions ordinaires.

Tel qu'il est encouragé par la nouvelle norme, la société a choisi d'adopter la méthode de la juste valeur pour la comptabilisation des options d'achat d'actions octroyées à des salariés et non-salariés à compter du 1er septembre 2002. Pour les options octroyées avant le 1er septembre 2002, la société continue de suivre la convention comptable décrite ci-dessus.

i) Utilisation d'estimations:

La préparation des états financiers conformément aux principes comptables généralement reconnus nécessite que la direction établisse des estimations et pose des hypothèses qui influent sur les montants des éléments d'actif et de passif déclarés, les montants reliés de revenus et de dépenses, la valeur de réalisation des propriétés minières et des frais d'exploration et de développement reportés, l'évaluation des passifs environnementaux et la présentation du passif éventuel. Les résultats réels peuvent différer des montants estimés.

3- IMMOBILISATIONS:

	2003			2002		
	Prix coûtant	Amortissement cumulé	Valeur comptable nette	Prix coûtant	Amortissement cumulé	Valeur comptable nette
	$	$	$	$	$	$
Mobilier et équipement de bureau	50 074	32 960	17 114	50 074	28 682	21 392
Équipement informatique	55 944	39 081	16 863	52 577	32 993	19 584
	106 018	72 041	33 977	102 651	61 675	40 976

4- PROPRIÉTÉS MINIÈRES:

	Solde au 31 août 2002 ($)	Addition (ajustements) ($)	Radiation ($)	Solde au 31 août 2003 ($)
Namibie — Namibian Gemstones 1)	5 235 181	-	-	5 235 181
Namibie — Bloc B Quando (option) 2)	163 245	-	-	163 245
Namibie — Bloc J Woduna (option) 3)	776 632	119 574	-	896 206
Namibie — Bloc K Tsondab	1 637	-	-	1 637
Namibie — Bloc M Kuvelai (option) 4)	20 044	-	-	20 044
Namibie — Bloc N Karas (option) 5)	57 080	-	-	57 080
Ghana — Kade	1	-	(1)	-
Canada — East Leitch	1	-	-	1
Autres	9 028	43 085	(8 755)	43 358
Frais relatifs aux propriétés minières 6)	625 000	(104 100)	-	520 900
	6 887 849	58 559	(8 756)	6 937 652

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS
EXERCICES TERMINÉS LES 31 AOÛT 2003 ET 2002

4- PROPRIÉTÉS MINIÈRES (suite):

1) Au 31 août 2003, la société détient un intérêt de 60 % (60 % en 2002) dans les concessions diamantifères - Namibian Gemstone.s En vertu d'une entente d'option de coparticipation intervenue avec Namibian Gemstones Mining Corporation (PTY), la société détient une option d'acquisition d'un intérêt additionnel de 20 % en vertu d'une contrepartie en espèces de 1 440 000 $ US.

2) Au 31 août 2003, la société détient un intérêt de 30 % (30 % en 2002) dans la concession diamantifère dénommée Quando (Bloc B). En vertu d'une entente d'option de coparticipation intervenue entre Together Quando Mining Consortium (PTY) Ltd. et la société, celle-ci a le droit d'augmenter sa participation jusqu'à 80 % en échange de paiements et de dépenses d'exploration. Selon cette entente, la société pourra acquérir une participation additionnelle de 30 % en conduisant des programmes de délimitation des ressources et d'échantillonnage en vrac, en versant 270 000 $ NA (50 000 $ CDN) et en émettant 200 000 actions. Finalement, la société pourra acquérir une participation additionnelle de 20 % en versant 170 000 $ NA (31 500 $ CDN) et en émettant 100 000 actions à Together Quando, et ce, au plus tard 90 jours après la complétion de l'échantillonnage en vrac.

3) Au 31 août 2003, la société détient un intérêt de 70 % (60 % en 2002) dans la concession diamantifère dénommée Woduna (Bloc J).

4) En vertu d'une entente d'option et de coparticipation intervenue entre Kuvelai Delta Mining Company (PTY) Ltd. et la société, celle-ci a le droit d'acquérir une participation de 55 % dans la concession diamantifère dénommée Kuvelai (Bloc M), en échange de paiements et de dépenses d'exploration. La société pourra acquérir une participation indivise de 30 % en versant 250 000 $ NA (46 300 $ CDN) et en conduisant une étude géophysique de reconnaissance et ce, pour un montant maximal de 800 000 $ NA (148 200 $ CDN). De plus, la société pourra acquérir une participation indivise additionnelle de 25 % en versant 625 000 $ NA (115 800 $ CDN) à Kuvelai, et ce, au plus tard un an suivant l'approbation de la transaction par les autorités réglementaires.

5) Au 31 août 2003, la société détient un intérêt de 30 % (30 % en 2002) dans la concession diamantifère dénommée Karas (Bloc N). En vertu d'une entente d'option intervenue entre Karas Minerals Holding (PTY) Ltd. et la société, celle-ci a le droit d'augmenter sa participation jusqu'à 55 %. La société pourra acquérir une participation indivise additionnelle de 25 % en versant 600 000 $ NA (111 100 $ CDN) à Karas, et ce, au plus tard un an suivant l'approbation de la transaction par les autorités réglementaires.

6) Le 21 novembre 2001, la société a conclu une entente avec Ototinana Regional Marine Mineral Exploration (PTY) Ltd. («ORMME»), une corporation namibienne à but non lucratif détenue directement par les conseils régionaux des régions Oshikoto, Ohangwena, Oshana et Omusati. En vertu de cette entente, la société a émis 2 500 000 actions ordinaires à ORMME et, en contrepartie, le ministère des Mines et Énergie de la Namibie accorde à la société une clause de non-réduction de la superficie de toutes ses concessions namibiennes pour les trois prochaines périodes de deux ans. Le montant de 625 000 $ attribué aux 2 500 000 actions ordinaires sera amorti sur la durée restante à l'entente et inclus dans les frais d'exploration et de développement reportés.

5- FRAIS D'EXPLORATION ET DE DÉVELOPPEMENT REPORTÉS:

	Solde au 31 août 2002 ($)	Addition ($)	Radiation ($)	Solde au 31 août 2003 ($)
Namibie — Namibian Gemstones	2 619 794	114 799	-	2 734 593
Namibie — Bloc B Quando	488 386	18 789	-	507 175
Namibie — Bloc J Woduna	1 858 534	1 005 472	-	2 864 006
Namibie — Bloc K Tsondab (option) 1)	48 185	15 105	-	63 290
Namibie — Bloc M Kuvelai (option)	26 821	12 242	-	39 063
Namibie — Bloc N Karas (option)	101 317	10 747	-	112 064
	5 143 037	1 177 154	-	6 320 191

1) En vertu d'une entente de coparticipation entre Tsondab Gem Exploration (PTY) Ltd. et la société, celle-ci a le droit d'acquérir une participation de 70 % dans la concession diamantifère dénommée Tsondab (Bloc K). La société pourra acquérir une participation indivise de 20 % en versant 1 000 000 $ NA (185 500 $ CDN). De plus, la société pourra acquérir une participation indivise additionnelle de 10 % en versant 1 000 000 $ NA (185 500 $ CDN) à Tsondab et ce, au plus tard six mois suivant l'approbation de la transaction par les autorités réglementaires. Par la suite, la société pourra acquérir quatre participations additionnelles de 10 % en versant 500 000 $ NA (92 800 $ CDN) pour chaque participation de 10 %, et ce, au plus tard entre 18 mois et 36 mois suivant l'approbation de la transaction par les autorités réglementaires.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS EXERCICES TERMINÉS LES 31 AOÛT 2003 ET 2002

6- BILLET À PAYER:

Le billet à payer ne porte pas intérêt et est remboursable en un versement lorsque le placement privé décrit à la note 16 sera complété.

7- MONTANT DÛ AUX ADMINISTRATEURS:

Le montant dû aux administrateurs ne porte pas intérêt et ne comporte aucune modalité de remboursement.

8- CAPITAL-ACTIONS:

Autorisé:

Nombre illimité d'actions ordinaires, votantes, sans valeur nominale

Émission:

Au cours des exercices, la société a émis des actions ordinaires, comme suit:

	2003		2002	
	Quantité	Montant $	Quantité	Montant $
Solde au début de l'exercice	70 015 975	27 869 272	55 422 992	23 941 861
Payées en argent	2 200 000	550 000	9 799 083	2 732 435
Exercice de bons de souscription	–	–	775 545	308 118
Exercice d'options d'achat d'actions	–	–	50 000	10 500
Acquisition de propriétés minières	–	–	3 162 640	780 660
Conversion d'un billet à ordre (note 6)	–	–	805 715	282 000
Frais d'émission d'actions	–	(28 712)	–	(186 302)
Actions à émettre, payées en argent	1 033 750	206 750	–	–
Options d'achat d'actions ordinaires	–	23 232	–	–
Solde à la fin de l'exercice	73 249 725	28 620 542	70 015 975	27 869 272

Options d'achat d'actions ordinaires:

La société a adopté un régime d'options d'achat d'actions (le «Régime») selon lequel les membres du conseil d'administration peuvent, de temps à autre, attribuer des options permettant d'acquérir des actions ordinaires à ses administrateurs, dirigeants, employés et consultants. Les conditions et le prix d'exercice de chaque option sont déterminés par les membres du conseil d'administration.

Le Régime stipule que le nombre maximum d'actions ordinaires dans le capital de la société qui pourrait être réservé pour attribution en vertu du Régime est égal à 4 228 746 (4 228 746 en 2002) actions ordinaires de la société et le nombre maximal d'actions ordinaires réservées à l'attribution des options à un seul détenteur ne peut dépasser 5 % des actions ordinaires en circulation à la date d'attribution. Les options doivent être exercées au plus tard cinq ans après la date d'attribution.

Le prix d'exercice de chaque option est établi par les membres du conseil d'administration.

Au cours de l'exercice terminé le 31 août 2003, la société a octroyé 145 000 options d'achat d'actions à des salariés et non-salariés. La juste valeur de ces options a été déterminée à l'aide du modèle Black-Scholes:

Taux de rendement des dividendes	– %
Volatilité projetée	98 %
Taux d'intérêt sans risque	3,25 %
Durée moyenne prévue des options	5 ans
Moyenne pondérée de la juste valeur de chaque option	0,16 $

L'incidence de l'adoption de la méthode de la juste valeur sur les états financiers consolidés pour l'exercice terminé le 31 août 2003 est une augmentation de 23 232 $ répartie entre la charge de rémunération, les frais d'exploration et du capital-actions.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS
EXERCICES TERMINÉS LES 31 AOÛT 2003 ET 2002

8- CAPITAL-ACTIONS (suite):

Options d'achat d'actions ordinaires (suite):
Les mouvements dans les options d'achat d'actions de la société se détaillent comme suit:

	2003		2002	
	Nombre d'options	Prix moyen d'exercice $	Nombre d'options	Prix moyen d'exercice $
Solde au début de l'exercice	4 195 000	0,36	4 268 746	0,40
Attribuées	145 000	0,25	545 000	0,35
Expirées	(575 000)	0,56	(418 746)	0,78
Annulées	–	–	(150 000)	0,21
Exercées	–	–	(50 000)	0,21
Solde à la fin de l'exercice	3 765 000	0,33	4 195 000	0,36

Options pouvant être exercées au 31 août 2003:

	Nombre	Prix d'exercice $	Durée de vie restante	
	70 000	0,23	0,3 (an)	
	1 205 000	0,33 à 0,36	0,5	
	500 000	0,25	1,3	
	1 180 000	0,36	1,5	
	120 000	0,25 à 0,35	2,5	
	20 000	0,25	2,7	
	545 000	0,35	3,4	
	125 000	0,25	4,5	
	3 765 000			

Bons de souscription:
Les bons de souscription en circulation permettent à leur détenteur de souscrire à un nombre équivalent d'actions ordinaires comme suit:

	2003		2002	
	Nombre de bons de souscription	Prix moyen d'exercice $	Nombre de bons de souscription	Prix moyen d'exercice $
Solde au début de l'exercice	10 121 686	0,34	13 683 145	0,32
Émis	1 100 000	0,30	4 899 541	0,38
Exercés	–	–	(775 545)	0,30
Expirés	(6 814 395)	0,31	(7 685 455)	0,33
Solde à la fin de l'exercice	4 407 291	0,38	10 121 686	0,34

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS EXERCICES TERMINÉS LES 31 AOÛT 2003 ET 2002

8- CAPITAL-ACTIONS (suite):

Bons de souscription pouvant être exercés au 31 août 2003:

	Nombre	Prix d'exercice $	Date d'expiration	
	390 625	0,42	Septembre 2003	
	2 916 666	0,40	Janvier 2004	
	1 100 000	0,30	Avril 2006	
	4 407 291			

Au cours de l'exercice 2000, la société avait vendu 2 000 000 de bons de souscription pour 200 000 $. De ceux-ci, 754 545 ont été exercés en 2002 et un montant de 75 455 $ relatif aux bons de souscription exercés a été transféré au capital-actions. Les bons de souscription non exercés sont venus à échéance en février 2002. Le montant de 124 545 $ issu de la vente des bons de souscription venus à échéance a été transféré dans un compte de surplus d'apport.

9- ÉTAT DES FLUX DE TRÉSORERIE:

Informations supplémentaires relatives aux flux de trésorerie:	2003 $	2002 $
Montants payés durant l'exercice relativement aux:		
Intérêts	6 756	11 516
Éléments liés aux activités de financement et d'investissement n'ayant pas d'incidence sur la trésorerie:		
Frais reportés financés par l'augmentation du montant dû aux administrateurs	142 000	50 467
Augmentation des frais reportés causée par l'amortissement des frais relatifs aux propriétés minières	104 100	-
Acquisition de propriétés minières en échange de l'émission d'actions	-	780 660
Frais reportés financés par l'augmentation nette des comptes à payer	70 854	494 247
Émission d'actions suite à la conversion d'un billet à ordre	-	282 000
Frais reportés financés par l'émission d'options d'achat d'actions à des non-salariés	19 892	-

10-INSTRUMENTS FINANCIERS:

a) Juste valeur des instruments financiers:

La valeur comptable des espèces et quasi-espèces, des placements temporaires, des débiteurs, des créditeurs et charges à payer et du billet à payer se rapproche de leur juste valeur du fait que les instruments qui s'y rapportent ont une échéance relativement brève. Il est impossible de déterminer la juste valeur du montant dû aux administrateurs puisque celui-ci est sans modalité de remboursement.

b) Risque de change:

La société a des comptes à payer en devises étrangères. Selon le taux de clôture au 31 août 2003, il existait une perte non réalisée de 129 843 $ (43 987 $ en 2002) relativement à ces comptes à payer.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS
EXERCICES TERMINÉS LES 31 AOÛT 2003 ET 2002

11-ENVIRONNEMENT:

Les opérations de la société sont régies par des lois gouvernementales concernant la protection de l'environnement. Les conséquences environnementales sont difficilement identifiables, que ce soit au niveau de la résultante, de son échéance ou de son impact. À la date des états financiers consolidés et autant que ses dirigeants puissent en juger, la société exploite son entreprise en conformité avec les lois et les règlements en vigueur. Tout paiement pouvant résulter de la restauration de sites serait comptabilisé aux résultats de l'exercice au cours duquel il sera possible d'en faire une estimation raisonnable.

12-IMPÔTS SUR LE REVENU:

Les incidences fiscales des écarts temporaires qui donnent lieu à des actifs d'impôts futurs au 31 août 2003 sont présentées ci-dessous:

	2003 $	2002 $
Actifs d'impôts futurs:		
Propriétés minières et frais d'exploration et de développement reportés	522 151	586 566
Report de pertes en capital	1 018 713	1 018 713
Report de pertes nettes d'exploitation	1 801 686	1 514 392
Frais d'émission d'actions	127 555	118 031
	3 470 105	3 237 702
Moins la provision pour moins-value	(3 470 105)	(3 237 702)
Impôts futurs	–	–

Au 31 août 2003, la société dispose de pertes autres qu'en capital inutilisées qui peuvent être reportées à des exercices ultérieurs et dont elle peut se prévaloir pour réduire les bénéfices imposables futurs. Les pertes expirent comme suit:

ÉCHÉANCE	Fédéral $	Provincial $
2004	701 276	701 276
2005	827 190	827 190
2006	757 050	757 050
2007	525 073	525 073
2008	658 546	658 546
2009	981 728	981 728
2010	980 809	980 809

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS
EXERCICES TERMINÉS LES 31 AOÛT 2003 ET 2002

13-OPÉRATIONS ENTRE APPARENTÉS:

La société a effectué, avec des administrateurs ou avec des sociétés dont les administrateurs et les actionnaires sont également administrateurs de la société, les opérations suivantes:

	2003	2002
Honoraires	95 185 $	139 452 $

Les opérations sont conclues dans le cours normal des activités de la société et sont mesurées en fonction de leur valeur d'échange, soit le montant de la contrepartie convenue entre les parties aux accords. Le montant dû aux administrateurs ne porte pas intérêt et ne comporte pas de conditions précises de remboursement.

14-ENGAGEMENTS:

En vertu de l'entente signée avec Ototinana Regional Marine Mineral Exploration (PTY) Ltd. («ORMME»), la société s'est engagée à investir au moins 5 % de ses dépenses d'exploration pour des programmes d'emplois et de formation dans différents secteurs de l'économie relatifs à l'industrie minière. De plus, lorsque la production commerciale débutera, la société s'est engagée à verser une subvention spéciale de 1 % sur les ventes brutes générées par l'exploitation de ses propriétés minières diamantifères marines namibiennes.

15-ÉVENTUALITÉ:

Une réclamation au montant de 1 200 750 $ NA (225 500 $ CDN) a été intentée contre la société relativement à un malentendu sur un contrat de travaux d'exploration. De l'avis de la direction, le dénouement de cette réclamation n'aura aucune incidence significative sur les résultats ou sur la situation financière de la société.

16-ÉVÉNEMENT POSTÉRIEUR À LA DATE DU BILAN:

La société est en voie de compléter un placement privé pour un montant de 3 000 000 $ en vue de l'émission de 15 000 000 d'unités. Chaque unité est composée d'une action ordinaire à 0,20 $ et d'un demi-bon de souscription. Chaque bon de souscription peut être exercé à un prix de 0,30 $ l'action pour une période de 3 ans de la date de l'émission. En date du 24 octobre 2003, la société avait reçu 688 500 $.

17-CHIFFRES CORRESPONDANTS:

Certains chiffres correspondants de 2002 ont été réagencés afin de les rendre conformes à la présentation adoptée en 2003.

AFRI-CAN MARINE MINERALS CORPORATION

Annual Information Form

2003

January 15, 2004

SEC Rule 12g3-2(b) Exemption

TABLE OF CONTENTS

ITEM 1. INCORPORATION AND SUBSIDIARIES **1**

ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS **2**

OPTION AND JOINT-VENTURE AGREEMENTS 2
NAMIBIANIZATION 3

ITEM 3. NARRATIVE DESCRIPTION OF THE BUSINESS **4**

HISTORY OF DIAMOND PROSPECTING AND MINING ALONG THE WEST COAST OF SOUTHERN AFRICA 4
ON LAND PROSPECTING AND MINING 5
OFFSHORE PROSPECTING AND MINING 5
RECENT PROSPECTING 6
GENERAL SETTING OF THE NAMIBIAN COASTLINE 7
MINERALIZATION 8
REGULATIONS IN NAMIBIA 10
Mining *10*
Labour *11*
Environmental *12*
POLITICS, THE ECONOMY AND THE DIAMOND BUSINESS IN NAMIBIA 12
The State *12*
The Government *12*
The Economy *13*
The Diamond Business *13*
The Territory *13*
OVERVIEW OF LICENSE HOLDINGS 14
DESCRIPTION OF CONCESSIONS 15
NORTHERN CONCESSIONS 15
ANALYSIS OF RESULTS 17
SOUTHERN CONCESSIONS 22
RESERVES AND RESOURCES 23
EXPLORATION EXPENSES 23
THE DIAMOND MARKET 24
COMPETITIVE CONDITIONS 25
EMPLOYEES 25
RISK FACTORS 25

ITEM 4. SELECTED CONSOLIDATED FINANCIAL INFORMATION **26**

DIVIDEND POLICY 26

ITEM 5. MARKET FOR SECURITIES **26**

ITEM 6. DIRECTORS AND OFFICERS **27**

ITEM 7. TECHNICAL TEAM **29**

ITEM 8. ADDITIONAL INFORMATION **30**

Currency

Unless otherwise specified, the currency in this Annual Information Form is Canadian dollars. On January 15, 2004, one Canadian dollar was worth approximately 0.77646 U.S. currency and 5,67148 Namibian currency, as reported by the Bank of Canada.

Forward-Looking Statements

The information in this Annual Information Form contains forward-looking statements within the meaning of the *U.S. Private Securities Legislation Reform Act of 1995*. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. When used in this form, words such as "estimate", "should", "intend", "expect", "anticipate", "strategy", "potential" and similar expressions are intended to identify forward-looking statements. With respect to its projects, actual events may differ from current expectations due to exploration results, future exploration opportunities and changes in its fund-raising capacity or its joint venture partners. Readers must be careful not to place undue reliance on these forward-looking statements which are relevant only from the date of this Annual Information Form.

Item 1. Incorporation and Subsidiaries

The issuer was formed on August 9, 1984 under the Canadian Business Corporation Act, under the name of Minerals Anodor Inc. / Anodor Minerals Inc.

Effective February 25, 1991, Minerals Anodor Inc. changed its name to Nora Exploration Inc. / Nora Exploration Inc. and consolidated its outstanding common shares on the basic of four pre-consolidation shares for every post-consolidation shares.

On July 6, 1992, the Corporation's articles have been amended to move its head office in the Montreal metropolitan area.

Effective March 27, 2000, Nora Exploration Inc. changed its name to Afri-Can Marine Minerals Corporation / Afri-Can, Société de minéraux marins, and moved its head office in the Toronto metropolitan area.

On May 6, 2003, the Corporation's articles have been amended to move its registered office in the Province of Québec.

Afri-Can's principal office is at 4444, Ste-Catherine Street West, Suite 201, Westmount, Québec, H3Z 1R2.

Afri-Can has one wholly-owned subsidiary: Noragem (PTY) Limited, incorporated under the laws of the Republic of Namibia.

Item 2. General Development of the Business

Afri-Can Marine Minerals Corp. ("Afri-Can") is a Canadian marine diamond exploration and development company operating solely off the coast of Namibia where the most valuable resources of gem diamonds have been identified. The marine diamond industry in Namibia offers an enormous potential with an estimated offshore resource exceeding 2 billion carats.

Option and Joint-Venture Agreements

In order to become such a large concession holder, Afri-Can entered into, during the last years, the following agreements.

In September 1998, Afri-Can entered into an option and joint-venture agreement with Namibian Gemstones Mining Corporation (PTY) Limited (the Namibian Gemstones concession). Afri-Can has an undivided 60% interest in the Namibian Gemstones concession and, as per its agreement, Afri-Can can increase its interest up to 80% by tranche of 10%. The payment for each tranche is US$720,000.

In April 1999, Afri-Can signed an option and joint-venture agreement with Woduna Mining Holding (PTY) Ltd. to earn up to a 70% undivided interest in the Block J concession, license EPL 2499. Presently, Afri-Can holds 70% thereof.

In March 2000, Afri-Can entered into an option and joint-venture agreement with Karas Mineral Holding (PTY) Ltd. to earn up to a 55% undivided interest in the Block N concession license EPL 2503. At this time, Afri-Can holds 30% and will gain an additional 25% undivided interest by making payment of N$600,000 to Karas Minerals Holding (PTY) Ltd.

In March 2000, Afri-Can signed an option and joint-venture agreement with Together Quando Mining Consortium (PTY) Ltd. to earn up to a 80% undivided interest in the Block B concession, license EPL 2491. At this time Afri-Can holds 30% and may acquire two additional tranches of 15 % by making payment of N$135,000 and issuing 100,000 shares to Together and the last 20% will be earned by paying N$170,000 and issuing 100,000 shares to Together.

In May 2000, Afri-Can entered into an option and joint-venture agreement with Kuvelai Delta Mining Company (PTY) Ltd. to earn up to a 55% undivided interest in the Block M concession, license EPL 2721. This undivided interest will be earned by paying N$775,000 to Kuvelai and by spending not more than N$800,000 in exploration expenses.

In July 2000, Afri-Can entered into an option and joint-venture agreement with Tsondab Gem Exploration (PTY) Ltd. to earn a 70% undivided interest in the Block K concession, license EPL 2500. This undivided interest will be earned by paying N$3,000,000 to Tsondab and by incurring not more than N$1,000,000 in exploration expenses during the next three years.

Up to 1997, Afri-Can was involved in an on-shore alluvial diamond mining concession in Namibia. In 1998, Afri-Can decided to sell its participation interest thereof to its partner Elizabeth Bay, in order to limit its activities only in marine diamond exploration. Currently, all Afri-Can's diamond concessions are located off the coast of Namibia.

The aim of the Corporation is to develop and profitably exploit a world-class, marine, diamond resource, and this whether or not Afri-Can proceeds with the management of a marine mining operation, alone or in conjunction with others (j.v., contractor, etc.). Afri-Can, under the stewardship of its Board of Directors, management, and technical advisory group, has developed and implemented a multi-stage Business Model designed to enable the Corporation to become a major participant in the Namibian marine diamond business within the next two to three years.

Namibianization

Since Afri-Can's success is dependent on Namibia's on-going development, the Corporation instigated a complete strategic review of the empowerment opportunities open to the Corporation.

As a result of this review, Afri-Can concluded that its business development strategy must be focused on the implementation of a win-win strategy that takes into consideration the interests of the four following major stakeholders involved in Afri-Can's ongoing development in Namibia.

1. Afri-Can's shareholders;
2. its Namibian partners (of which some are already shareholders of Afri-Can);
3. the Namibian Government;
4. the Namibian population.

Reviewing Afri-Can's Business Model and implementation strategy in light of the ongoing transformation of the diamond industry in Africa and the world, Afri-Can concluded that there exists a great window of opportunity whereby Afri-Can could voluntarily invite, at the earliest stage of its development, both the Namibian government and population to participate directly in the potential future rewards provided by Afri-Can's future development.

Therefore, Afri-Can reached and implemented the following Namibianization and empowerment plan.

- On November 23, 2001, Afri-Can entered into an agreement with Ototinana Regional Marine Mineral Exploration (PTY) Ltd. ("ORMME") whereby ORMME will acquire a direct interest in the capital of Afri-Can.

- ORMME, a Namibian not-for-profit corporation, is directly owned by four regional councils representing the Oshikoto, Ohangwena, Oshana and Omusati regions. ORMME, which has been created to promote social and economic development, will assist Afri-Can to implement development initiatives in these regions that have important social and economic uplifting needs. These regional councils, which constitute the local government of the cited regions, represent more than 50% of Namibia's population.

- Within the terms of the agreement, Afri-Can issued to ORMME 2.5 million common shares of Afri-Can in consideration of which the Ministry of Mines and Energy of Namibia has agreed to grant Afri-Can relinquishment relief in respect of all its concessions that involve joint ventures with Namibians. This non-reduction in concession areas will be valid until the end of 2007.

- In addition, ORMME will have the right, but not the obligation, to maintain or increase its interest in Afri-Can on terms and conditions acceptable to Afri-Can's Board of Directors and ORMME will be entitled to one representative on the Board of Directors of Afri-Can with future Board representation determined in proportion to its shareholding percentage in Afri-Can.

- Furthermore, as part of its empowerment strategy, Afri-Can has agreed to finance a special Goodwill Grant, equivalent to 1% of its annual gross sales, upon commencement of commercial production of diamonds from its Namibian marine concessions. The funds generated will be invested in specific social programs recommended by ORMME, subject to specific conditions, including regular audits by Afri-Can's auditors, and Afri-Can has agreed to invest a minimum of 5% of its exploration expenditures in training and empowerment programs related to its mining ventures.

With this empowerment project now firmly in place, Afri-Can plans to continue to build on its strong relationships in Namibia.

Item 3. Narrative Description of the Business

Information contained herein about mining activities by other companies in the coastal regions of Namibia have been derived from those companies' publicly available information and with reference to the "Technical Report on the Marine Diamond Properties on Namibian Minerals Corporation off the Southern African West Coast", dated May 25, 2001, prepared by Marine & Coastal GeoScience (PTY) Ltd. and with reference to "2002 Technical Report" prepared by the Corporation's Senior Geological Consultant, Mr. R.W. (Dick) Foster and "January 2003 EPL 2499: Feature F08 Phase 2 Sampling, Voyage Report (Oct-Nov, 2002)". The accuracy or completeness of any information contained in those reports has not been verified by the Corporation as well as prior or subsequent events which may affect such accuracy or completeness.

History of Diamond Prospecting and Mining along the West Coast of Southern Africa

Ninety-five percent of the sea diamonds recovered along the west coast are of gem quality. The reason for this very selective quality lies in the fact that the diamonds were originally eroded from kimberlite pipes that are situated some 1,200 km inland from the coast. Only the very best quality diamonds survived intact along this very extensive transport route. The size distribution of the sea diamonds varies widely but the majority lies in the range of 0.1 to 3.0 carats.

It is conservatively estimated that between 1.5 and 3 billion carats of diamonds were deposited along the Southern African West Coast and continental shelf. Moreover, it appears likely that, given the sea level history during the time that the diamonds were being transported to the sea, up to 90% of the gems are contained in deposits presently beneath sea level. De Decker et al. (1991) and Gurney et al. (1991) have described the origin of the marine diamonds and the subsequent formation of the diamond deposits and put forward the generally accepted arguments used to arrive at these figures.

Given that the larger proportion of the total potential resource is thought to reside below current sea level, it is evident that the future of placer diamond mining is in offshore exploration. Despite this extensive coverage of the shelf by precious stone grants (licenses), it is only a very small fraction that has been prospected to date.

On Land Prospecting and Mining

A railway worker named Zacharias first discovered diamonds along the Namibian west coast in 1908 at Kolmanskop, 7 km inland from Luderitz. Seven years later, about 5.37 million carats had already been recovered in the arid, windy valleys in the vicinity of Luderitz. By 1930, the tally stood at 11 million carats for the coastline between Luderitz and Bogenfels, about 100 km farther south. Consolidated Diamond Mines (CDM) was formed in 1920 when Ernest Oppenheimer acquired control of the numerous diamond companies that were operating along the coast at the time. CDM became a wholly-owned subsidiary of De Beers in 1975. In November 1994, the Namibian Government became a 49.9% partner in CDM, and the company changed its name to Namdeb Diamond Corporation (Pty) Ltd.

The initial surge of exploration in the Luderitz area was followed in 1928 by the discovery of diamonds along the South African coast at Alexander Bay, just south of the Orange River. Further discoveries were then made in the coastal areas just to the north of the Orange River. At the river, the diamondiferous deposits were associated with emerged marine terraces that are continuous for almost 100 km northward to Affenrucken. Other discoveries have been made north of Luderitz at Spencer Bay, Meob Bay, Conception Bay and Terrace Bay (850 km north of Luderitz).

Following the demise of the original Luderitz diamond fields in the 1930's, recoveries of diamonds were concentrated in the southern coastal zone between the Orange River and Chamais Bay. Diamond production along these emerged marine terrace deposits reached its zenith when 2,001,217 carats of diamonds were recovered in 1977. This figure has since declined to about 750,000 carats per year in 2000.

Offshore Prospecting and Mining

The Marine Diamond Corporation (MDC), under the chairmanship of Mr. Sammy Collins, took the lead in 1961 when they began marine prospecting in licenses they held north of the Orange River. By 1964, MDC had produced 90,000 carats from the stretch of coast between the Orange

River and Luderitz Bay. Following the good production results, MDC's fleet expanded to the extent that three barges and several other vessels were operating continuously in Chamais Bay and Hottentot Bay, the latter being about 60 km north of Luderitz.

In 1965 Consolidated Diamond Mines (CDM) took over the MDC investigation, extending it to the concessions they held south of the Orange River. At about the same time, others, such as Terra Marina Mining Company, started their own marine prospecting work. De Beers then incorporated MDC and, by the end of the sixties, had recovered a total of 788,000 carats. Among these were a "jackpot" find of 390,000 carats recovered within four months from Hottentot Bay. In 1969, the barge "The Ponona" was deployed in Hottentot Bay and continued mining until production was stopped in 1971.

CDM ceased their operations on the inner shelf at a time when marine mining was at the early stages of development. Substantial improvements in marine diamond exploration techniques and mining technology as well as a better understanding of the depositional environments of diamondiferous deposits, have ensured that the inner shelf remains a prime locality for diamond mining.

Recent Prospecting

De Beers Marine is the leader and the dominant player in the complex and risky business of mining diamonds from the seabed off the west coast of Namibia. De Beers Marine pioneered this work in 1990, when they first recovered 29,000 carats from the seabed. Since then, they have steadily built-up production to their present annual level of 576,470 carats with a production fleet composed of four drill mining ships and two exploration vessels. De Beers Marine is planning to further increase annual production to 650,000 carats for the up-coming year through improved mining efficiencies and increase annual production to about 800,000 carats with the addition of another drill mining ship in 2006.

Prior to their success in the nineties, De Beers Marine had terminated marine exploration for diamonds in the shallow and inner shelf water areas of Namibia in the mid-seventies due to a slump in the demand for diamonds on world markets and the technical difficulties of economically mining inner shelf deposits. The company's emphasis subsequently shifted to prospecting in the deeper, middle-shelf areas in water depths of 120 m to 150 m off the Namibian coast where the company located a substantially larger resource that could be exploited very profitably. From 1982 to 1990, De Beers Marine had succeeded in delineating a large ore reserve in "gravel wave" type features found in middle-shelf environment of their concessions (the Atlantic One deposit) and developed the drill mining ship technology to economically recover this type of deposit.

According to De Beers' last published information (2000) regarding the Atlantic One deposit, they boasted about having identified a combined measured and indicated resource of 8 million carats with an additional potential inferred resource of 50 million carats.

The start of marine diamond mining in 1991 brought renewed interest to the region. Namibian Minerals Corporation (Namco), Diamond Fields International (DFI), Ocean Diamonds Marine (ODM) and Benguela Concessions Limited (Benco) were some of the first companies to seek the opportunity and obtained licenses along the central and northern Namibian coast. EPL's have been granted over ground that extends from the border with South Africa in the south, to the Kunene River in the north, and extending from the shore seaward to beyond the 1,000 m isobath.

Prior to being acquired by Namco, ODM was actively mining in their inner shelf areas off the Namibian coast. ODM, using airlift technologies, achieved production of 57,000 carats per annum in the years to March 31, 1997 and 1998, and 63,000 carats in the year to March 31, 1999. ODM commissioned a third vessel in the first quarter of 1999. In the nine months to December 31, 1999, ODM mined 64,000 carats.

Following sampling of their inner shelf Luderitz Bay and Hottentots Bay grants in 1996, Namco announced an inferred resource of 2.36 million carats, and a combined measured and indicated resource of 290,000 carats in Feature 19, a 2.5 million sq. m area of license ML51. After having mined from 1998 to 2001 a total of 519,000 carats in their inner shelf deposit, Namco's December 31, 2001 measured, indicated and inferred resources estimate still mentioned that they had identified a further inferred resource of 2,224,260 carats and a combined measured and indicated resource of 1,082,000 carats in different features found in licenses ML36, ML51, ML103A, 6C and 7B, representing a combined area of 5.5 million sq. m.

The 1996 BHP/Benco JV sampling was completed in DFI's Luderitz areas ML32 and EPL1607A in 30 to 80 m water depths. Further sampling and trial mining of DFI's EPL1607A and 1607B was carried on the areas by De Beers Marine in March 1999. In 2001, MRDI, an independent consultant, has produced an estimate of the inferred and indicated resources of 1.15 million carats.

General Setting of the Namibian Coastline

The Namibian coastline is approximately 1,400 km long and extends from the Orange River in the south to the Kunene River in the north. The coastline is generally straight, having a trend to the NNW. The coastal zone and Namibian hinterland is occupied by the Namib Desert and the coastline is either backed by sand dunes or barren rocky cliffs.

The coastline north of the Orange River to Chamais bay is unbroken by embayments or promontories. An unbroken sandy beach continues for approximately 100 km northward from the river's mouth. Chamais Bay is the first of several north-facing log-spiral north of the Orange River. Northward from Chamais Bay the coast is characterized by numerous north-facing log-spiral bays, and promontories with south-facing embayments that capture the northward movement of sediment by littoral drift. These act as the source for the trains and sand dunes being transported inland by the persistent southerly winds.

At Luderitz the coastline forms a significant re-entrant to create Luderitz Bay. The coastal hinterland from Luderitz to Walvis Bay consists of the aeolian sand dunes of the Namib Sand Sea.

Between the Walvis Bay and the Ugab River, some 200 km further north, the coastline consists generally of sandy beaches backed by a broad coastal plain several hundred meters wide. The rocky coastline leading up to Cape Cross from the south, interrupts the gently shoaling sandy beaches, but they are again in evidence immediately north of the cape and continue to the Ugab River mouth. The coastline north of the river changes to a rocky strandline extensively covered by cobbles and boulders. This remains the general character of the coast – i.e., rocky shores covered by cobbles and boulders, with sandy beaches being restricted to localized pocket beaches – north of Terrace Bay. Sand dunes of the Kunene Sand Sea extend to the coast from Cape Fria northward to the Kunene River.

Unlike the Orange River which has been in existence since the late Cretaceous, the Kunene River is of late Tertiary – early Pleistocene age. Whereas the Orange River has an extensive delta associated with it, no delta has developed off the Kunene River mouth. These two rivers are the only perennial rivers on the Namibian coastline. The other smaller rivers are ephemeral, but do occasionally break through at their mouths to deposit sediment onto the inner shelf.

Mineralization

The general geological model invoked for the formation of the diamondiferous sediments is the same as that one cited by Afri-Can's senior geological consultant and the author of Afri-Can's latest technical report, Mr. R.W. (Dick) Foster, based on his many years of observations on the marine diamond development of the west coast of South Africa and Namibia. The report meets the criteria for a valid model in that it meets all known facts and observations available to the authors, but is in no way intended to be the "final definitive statement" on the provenance of the west coast diamonds. It is summarized herein in simplified form.

At the end of the Cretaceous period, approximately 60 million years ago, the break-up of the Gondwana supercontinent was well advanced and a major geosyncline had become established between Southern Africa and South America. This geosyncline which, from oil drilling evidence, has been in existence since at least the early Jurassic period, expanded from south to north so that not only was there sedimentary input into the basin from the east (i.e., South Africa, Namibia, Botswana) and from the west (i.e., Brazil) but also from the north (i.e., Angola, Congo, etc.). The youngest diamondiferous kimberlites had been intruded into these surrounding regions some 20 million years previously.

There is widespread evidence of major uplift of the Southern African continent at the end of the Cretaceous period. The authors do not know evidence from the South American side. On the "west coast" (in this context, the coastal plain and continental shelf from the Kunene River in the north of Namibia to the Olifants River in South Africa), this uplift is clearly visible in medium and deep seismic records, which show a widespread angular unconformity truncating the Cretaceous sediments. In the Kimberley area of South Africa, it has been calculated that about

1,500 m of the upper portions of the highly diamondiferous kimberlites were planed off (eroded). The diamonds released by the rapid erosion that resulted from this uplift must have been quickly carried to the "west coast geosyncline".

There is evidence from isolated remnant outcrops in the area south of Luderitz that in early Tertiary times the sea level stood some 140 m above its present level. Thus, the early Tertiary sea would have extended from the escarpment across the continental shelf and, in this shallow sea, coarse sediments that were weakly diamondiferous were deposited. These sediments seen in isolated remnants between Chamais Bay and Luderitz were not only proved to be diamondiferous by German prospecting and mining operations in the early 1900's, but also were known to contain the so-called "Orange River Suite" of exotic pebbles being mostly agates, jaspers, epidosites, banded ironstones and serpentinites.

During later Tertiary times, finer sediments were deposited and there is evidence of a hiatus in deposition in the Oligocene. The middle and upper Tertiary sediments, although locally coarse in nature, seldom contain the "Orange River Exotic Suite" of pebbles. The abundance of Orange River Suite pebbles in some of the Block J sediments therefore suggests that lower Tertiary sediments are or were exposed on the sea floor in the vicinity of the Block J. The weakly diamondiferous sediments at the base of the Tertiary sequence largely remained buried beneath younger sediments until the Pleistocene period.

With the onset of the northern hemisphere glaciation, sea level fluctuated between 125 m below present time during the glacial maximum and 20 to 30 m above present time during the interglacials. In addition, the world's climatic zones probably shrank towards the equator during the glacial periods and when the sea level was depressed 120 m. Walvis Bay would have had a climate similar to that of Cape Town at present. The central and southern Namibian shelf areas therefore probably had quite a wet climate, particularly in the winter months, and the prevailing wind direction would have been westerly with only weak longshore drift. By contrast, during the interglacials, the climate would have been dry, and the predominant south-easterly winds would have caused strong northerly long-shore drift.

Thus, during the interglacials, the diamondiferous basal Tertiary sediments on the coastal plain became exposed and eroded, and the diamonds were carried by rivers and streams to present and high-level shorelines, where they were dramatically sorted by size in a northerly direction and deposited in raised storm beach deposits. Also during times of higher sea levels, the intense aridity and strong winds would have caused aeolian erosion of the Tertiary sediments in closed valleys and concentration of diamonds on the valley floor as an aeolian lag deposit. Such valleys are common and were mined during the first half of the 20th century in the area between Bogenfels and Luderitz. There is evidence from offshore operations in the Bogenfels area that similar conditions prevailed while the sea level was 40 to 50 m below present.

However, during low sea levels, the regime would have been very different. The wetter climate meant that the diamondiferous lower Tertiary on the coastal plain and the inner shelf were rapidly eroded, and the diamondiferous material was carried down-slope to the sea more as sheet-wash than in particular rivers and streams. A characteristic of the coastal conditions would have been intense westerly storms, and it has been calculated that in extreme conditions the breaker height may have been as much as 30 m. Such conditions would have fluidized and removed all but the coarsest material forming trap sites for concentrations of diamonds when conditions reverted to normal.

Today, it is known that satellite imagery of the west coast clearly shows the windblown deposits extending inland as dune cordons from the offshore. Studies have been undertaken for CDM of the aeolian deposits, sediment dynamics and sediment transport routes in the coastal area between Chamais Bay and Luderitz. Earlier work concluded that the interaction between aeolian and fluvial stream systems resulted in the deflation of earlier deposits and formation of diamond placer deposits within endoreic basis. These basins are formed as a result of aeolian deflation and erosion, with salt weathering forming an important constituent in the process. The endoreic basis continue for several kilometers along a north-south orientation and generally have well-defined wall flanking the depression, that are up to 5 km apart. The size-grading of diamonds from Elizabeth Bay in the south to Luderitz shows a distinct decrease in size toward the north, indicative of wind sorting of these diamonds.

The Benguela Current that occurs off the southern Africa west coast moves rather sluggishly equatorward at an average velocity of 17 cm/s. It therefore does not have the capacity to have any effect on the redistribution of diamonds on the continental shelf.

Furthermore, tidal currents, likewise, would not have played a role in the evolution of the marine deposits, as the west coast is a wave-dominated region with a tidal range of less than 2 m. Sediment movement along the coast is principally by means of strong northward directed littoral currents which are generated by high energy southwesterly swells impinging obliquely on the generally north-south trending coastline.

And placer diamond deposits occur on the continental shelf off the Namibian coast. Although bedrock types differ from those near the coastline, the deposits are similar to these inshore in that they comprise scattered sandy gravels whose contribution has also been influenced by the subdued seabed topography. The diamonds were primarily distributed and concentrated during repeated Cenozoic sea-level movements, becoming less influenced as sea-level rose. During times of lowered sea-level, sub-aerial agents modified the effects of the previous marine transgressions.

Regulations in Namibia

Mining

The *Minerals (Prospecting and Mining) Act*, 1992 (the "Namibian Mining Act") vests all rights to minerals on the continental shelf and in the sea bed in Namibian territorial waters in the Namibian Government, which in turn has the power to issue licenses and permits to private investors for the purposes of realizing the economic potential of these rights.

Exclusive prospecting licenses are issued for specific periods (usually an initial period of three years) and may be renewed on two occasions for periods not exceeding two years. This type of license entitles the holder to conduct prospecting operations in the area to which such license relates in respect of specified minerals. Work programs may be prescribed, and operations must be conducted reasonably and in accordance with good prospecting practice. Operations must be duly documented and reports furnished to the Ministry of Mines and Energy.

Mining licenses entitle the holder to conduct mining operations in the mining area in respect of specified minerals. A mining license endures for a period of twenty five years or such shorter period as may be deemed to be the estimated life of the mine. Renewals for further periods of fifteen years at any one time are possible on application. Mining rights must be exercised reasonably and in accordance with good mining practice. Operations must be duly documented and reports must be furnished to the Ministry of Mines and Energy.

The Namibian Mining Act provides that the Minister of Mines and Energy shall not refuse to grant an application for renewal of an exclusive prospective license if the holder of the license has complied with all the terms and conditions of the license, including the proposed program of prospecting operations and has met the expenditures in respect of such operations in accordance with the terms of the license. In addition, the Namibian Mining Act provides that exclusive prospecting licenses shall not expire while an application for renewal is being considered until such application is refused, is withdrawn or has lapsed, if such application is granted, until such time as the exclusive prospecting license is renewed in consequence of such application.

The Namibian Mining Act provides that an exclusive prospecting license shall not be renewed on more than two occasions, unless the Minister of Mines and Energy deems it desirable and in the interests of the development of the Mineral Resources of Namibia. The Namibian Mining Act also provides that an application for the renewal of an exclusive prospecting license shall not be made, in the case of the first application for the renewal of such license, in respect of any area greater in extent that 75% of the prospecting area in respect of which such license has been issued or, in the case of any other application for the renewal of such license, in respect of any area greater in extent than 50% of the prospecting area existing at the date of such application, without the approval of the Minister of Mines and Energy.

Pursuant to its agreement with ORMME which is referred to in pages 3 and 4 of this form, no reductions were made to the areas covered by the Company's exploration licenses on the renewals thereof and the Corporation does not anticipate that any reduction will be made to the area in the current and future renewal application.

Labour

The Namibian Labour Act of 1992 (the "Labour Act") regulates the conditions of employment and the rights and obligations of employees and employers. It furthermore provides for the establishment of trade unions, employers' organizations and labour courts and defines the rights, duties and functions of such entities. Trade unions and employers may regulate their affairs by agreement and dispute procedures are prescribed.

The Labour Act contains general provisions to the effect that all employers are obliged to ensure the safety, health and welfare at work of all their employees. This duty includes the duty to avoid all hazards to health in the conduct of operations. A further duty is imposed on employers, in carrying out their business in or on their premises, to ensure, insofar as this is reasonably practicable, that persons in their employ are not exposed to hazards to their safety or health. Detailed regulations have been prescribed by the Labour Act in respect of the health and safety of employees.

Environmental

The Namibian Mining Act imposes a liability on the holders of licenses of mining claims for the pollution of the environment or other damages or losses caused. The Namibian Minister of the Environment and Tourism may reserve certain areas of land from prospecting operations and mining operations.

The Namibian Mining Act also requires, as necessary, an environmental management program including an environmental impact assessment indicating the extent of any pollution of the environment, as well as an estimate of any pollution likely to be caused by prospecting or mining operations before prospecting or mining operations are carried out. If any pollution is likely to be caused, an environmental management plan indicating the proposed steps to be taken in order to minimize or prevent such pollution must be prepared. A revised environmental management plan must be filed as circumstances change.

Politics, the Economy and the Diamond Business in Namibia

The State

The Republic of Namibia is one of the most politically stable, well-developed countries in Africa. Since obtaining its independence from South Africa in 1990, the country has established a constitution recognized as one of the most democratic in the world. Its constitution provides a duly elected multi-party political system, an independent legal system and protection of human rights and civil liberties. The Namibian Government's policies have been to promote foreign investment in mining and mineral exploration for diamonds and other resources. The mining industry is regulated by laws that ensure the security of tenure and offer protection from expropriation and the repatriation of profits.

The Government

Namibia is a multi-party, unitary republic. The head of state is the executive President who is directly elected by the people (he must obtain at least 50% of the votes) for a maximum term of five years and for a maximum of two terms. He appoints a Prime Minister and Council of Ministers. There is a two-chamber parliament where the lower chamber comprises a National Assembly of 72 members, elected every five years through a party list and the upper chamber gives representation to the various regional councils.

Justice is administered by an independent judiciary system acting through open courts. The constitution places heavy emphasis on the protection of human rights and liberties and firm restrictions on the power of the executive. The basic freedoms of thought, speech and the press, and of religion and association are guaranteed by a bill of rights and are "non-derogative" (no government, however well supported, may remove or dilute them).

The Economy

Namibia's economy relies heavily on international trade with imports and exports each totaling more than half of GDP in value. Major exports include beef, meat products, diamonds, uranium, fish products and beer. The country also has a significant tourism industry based on its magnificent wildlife and landscapes.

The Namibian government's policies have been designed to promote foreign investment in mining and mineral exploration for diamonds and other resources. Laws that ensure the security of tenure and offer protection from expropriation and the repatriation of profits regulate the mining industry.

The Diamond Business

The diamond mining industry plays a vital role for the country contributing US$400 million per year to the economy. Annual production of gem-quality diamonds averages 1.6 million carats. The diamonds recovered from both onshore and offshore operations are of the world's highest quality with an average price on the market of US$276 per carat.

From its humble beginning in 1991, Namibia's marine diamond production has now surpassed Namibia's traditional land-based diamond production. In 2001, over 60% of Namibia's 1.6 million plus carats-per-year diamond production came from the sea.

The marine diamond industry in Namibia offers an enormous potential with an estimated offshore resources exceeding 2 billion carats.

The area of diamond deposition off the Namibian coast is finite and therefore of considerable strategic importance to industry participants wishing to secure long-term positions in this largest known accumulation of top quality gemstones. Barriers to entry for new participants are high with the mineral rights dominated and controlled by only four parties, of which Afri-Can is now the largest independent and publicly-traded company involved in the area.

The Territory

Namibia is also a vast territory that sprawls over the southwestern regions of the Southern African subcontinent. The country is bordered to the west by a 1,500-km Atlantic coastline, to the north by the Republics of Zambia and Angola, to the east by Botswana and to the south by the Republic of South Africa.

The Namibian territory covers 824,269 sq. km. It is a large country, even by African standards, about four times the size of the United Kingdom and 27 times the size of Belgium. It is also sparsely populated with only two inhabitants per sq. km. The total of its culturally diverse people stands at just 1.8 million, some 300,000 of whom live in and around Windhoek, the capital of Namibia.

Overview of license holdings

The Namibian government has subdivided into a number of exploration and mining license areas, the coastline and continental shelf of the west coast of Namibia. As described in item "General Development of the Business", Afri-Can holds interest in exploration licenses. Afri-Can's exploration license areas are shown in the figure below.


LOCALITY OF EXCLUSIVE PROSPECTING LICENCES OFF THE COAST OF NAMIBIA
AFRI-CAN MARINE EPL AREAS
DE BEERS (NAMDEB) EPL AREAS
NAMCO (ODM) EPL AREAS
DIAMONDFIELDS EPL AREAS
TRANSHEX (BENCO) EPL AREAS
Black Cliff
Conception Bay
German Production:(1909-1913) 579,734cts
German Production:1913 - 14,763 cts
Meobbaai
Sossusvlei
Tsauchab River
Black Rock
ODM / NAMCO: ML35 (A to J) published resource of 200,000 cts
Block N
Block K
Block B
Block M
Block J
Knoll Point
Spencer Bay
Saddle Hill
1944 - 1963: 312,275cts
NAMCO: EPL 1950 - total resource estimate of 653 000 cts (1999)
Hottentot Bay
Sammy Collins: 390,000cts - MDC (1965)
Ichabo Island
Marshall Rocks
DFI: EPL 1607: Total resource >1,147,800cts
Boat Bay
Namdeb: resource of at least 276,000cts
LUDERITZ
German Production 3,000,000cts (1910 - 1919)
NAMCO 1999 >1,000,000 cts
Elizabeth Bay
Prince of Wales Bay
German Production 1,125,820cts (1910 - 1919)
Reserves of 3,250,300 cts (1920)
Van Reenenbaai
0
100km
Baker Bay
Chamais Bay
De Beers Marine Production
497,129 cts (1998)
481,123 cts (1997)
Mittag
ORANJEMUND
Alexander Bay
Namibian Gemstones
Port Nolloth
South Africa
Kleinzee
N

Description of Concessions

Afri-Can's concession holdings are divided into two distinct groups to better allocate the Corporation's resources.

The near-term production potential of Afri-Can's northern concessions (Blocks J, K, M, N and B), which incorporate its shallower targets, are adjacent to a region where inferred diamond resources estimate exceed 4.25 million carats and are earmarked for priority development.

Afri-Can's southern concession block (the Namibian Gemstones concessions), representing Afri-Can's potentially largest and richest exploration targets, will be developed over a longer period due to the complexity of the geological nature and environment requiring a gradual and long-term approach to the development of this area.

Northern Concessions

Company's northern concessions (Blocks J, K, M, N and B), which incorporate its shallow targets, are adjacent to a region where estimated inferred diamond resources exceed 4.25 million carats.

Block N (EPL 2503) covers 905 sq. km and is at depths ranging from 165 to 500 m below sea level. As of August 31, 2003, the Corporation has expended $112,064 in exploration work.

Block M (EPL 2721) covers 1,000 sq. km and is at depths ranging from 165 to 500 m below sea level. As of August 31, 2003, the Corporation has expended $39,063 in exploration work.

Block K (EPL 2500) measures 995 sq. km and covers a part of the continental shelf at water depths ranging from 78 m to roughly 167 m. Block K adjoins Block J to the north and although it has yet to be surveyed, its geology and prospects are considered to be similar to Block J. As of August 31, 2003, the Corporation has expended $63,290 in exploration work.

The Block B concession (EPL 2491) measures approximately 250 sq. km. Block B covers shallow water depths ranging from the surf zone to roughly 30 m. According to geological information and models available, it is expected that at least two terraces should be present on the concession, a shallow terrace (-20 m to -23 m) and a deeper terrace (-26 m to -29 m). M&C completed, in December 2000, a 830 line-km of high-resolution geophysical survey for which the interpretation of the bathymetric, seismic and sonographic data identified at least 17 sites present in six areas with potential for diamond entrapment. However, Afri-Can has opted to postpone any further development of the concession because of technical constraints that may limit the access to the area with the proper sampling equipments. As of August 31, 2003, exploration expenses made on this concession total $507,175.

Block J (EPL 2499) covers an area of 995 sq. km and occupies a part of the continental shelf in water depths ranging from approximately 78 to 167 m. It is located 10 km west of Namibian

Minerals Corporation's (Namco) mining license 36 and is bordered to the south by Namco's property EPL 1950 which has a reported diamond resource of 653,000 carats.

Afri-Can acquired in 2000 the data of a regional geophysical survey conducted by Marine & Coastal Geoscience (Pty) Ltd. in 1998 on its Block J concession. Marine & Coastal (M&C) had collected approximately 1,000 line-km of geophysical data. Interpretation and processing of the geophysical data revealed that the eastern shallow portion of the concession, covering close to 150 sq. km, is characterized by a thin covering of sediment and exposed bedrock outcrops that are considered very prospective for diamonds. Furthermore, the data also suggested possible diamond trap sites such as south-facing bays, gullies, channels and rock outcrops that could host diamonds.

In January 2001, Afri-Can proceeded with a detailed geophysical survey on the shallow portion of the concession area. The selected area extends over the inner shelf and inner shelf slope in water depths ranging from 70 to 125 m. M & C collected 910 line-km of high-resolution geophysical data which includes bathymetry, sidescan sonar and sub-bottom profiling. Following completion of the geophysical survey, the data collected was processed using sophisticated computer programs to produce 3D geological maps of the ocean floor. Interpretation of the data by Marine & Coastal identified 17 protective features present in eight major geomorphological features having the potential for diamond entrapment. The recognized features represent a variety of depositional environments in water depths ranging from 75 to 100 m and these features constitute 27 sq. km (i.e. 14%) of the 150 sq. km area identified as containing a thin sediment cover in the 2000 regional survey interpretation.

The embayments, reefs and channel depressions identified on the concession, formed during sea level regressions, would have acted as impediments to sediment movement in the surf zone. Several of the embayments show remnants of a paleo-strandline with a possible beach dune deposit suited for the formation of beach placer deposits. The numerous reefs and headlands on Block J indicate that these areas may contain diamondiferous deposits. Such areas formed islands during seal level regressions and, along the coastline, their peripheries typically contain diamondiferous gravels. Some of the reefs have extensive north-south dentritic channel systems and gully features that could be conductive to the entrapment of diamonds being moved northwards. The geophysical survey also indicated that most of the sediment cover is less than five meters in thickness, which will facilitate further sampling work.

Based on the encouraging results of the detailed survey, Afri-Can proceeded with a three-phase prospecting sampling program to prove the existence of diamonds and delineate mineral resources.

- In September 2001, Afri-Can received Mellifiera GeoConsulting CC's ("Mellifiera") report on target selection for qualitative sampling for diamonds.

- In October 2001, Afri-Can completed the layout of its reconnaissance-sampling program. The sampling program will consist of 29 anchor spreads displayed over the 17 prospective features previously identified. The objective of the sampling program will be to collect a minimum of 250 samples over the targeted areas with an average of 12 samples per spread.

The objective of the sampling program is to provide information on the geology of each feature and, consequently, prove the presence of diamonds.

- On November 6, 2001, Afri-Can concluded an agreement with De Beers Marine (Pty) Limited ("DBM") to conduct its reconnaissance-sampling program over a period of 30 days. DBM guaranteed a minimum of 250 samples over a minimum of 20 anchor spreads. The sampling programs provided for the collection of a minimum of 540 sq. m of gravels.

- On November 22, 2001, DBM started the sampling program using the mv Douglas Bay, which as a gross tonnage of 2,172 tonnes and is equipped with 20 t/hr DMS plant and two "Megadrills". Each Megadrills has a diameter of 0.96 m and a footprint on the seabed of 0.72 sq. m.

- On December 22, 2001, DBM completed the sampling program. The program succeeded in collecting a total of 338 samples, surpassing its initial sampling target by 88 samples. The samples were collected from 29 anchor spreads over a sea-floor area of 728 sq. m.

- In February 2002, DBM completed the sorting of the 338 samples collected during the program and reported the recovery of 23 gem diamonds weighing a total of 4.65 carats, of which the largest stone weighed 0.64 carats. Eight of the 17 features tested were proven to carry diamonds.

- In May 2002, Afri-Can received the final report of Messrs. R. W. (Dick) Foster and Kim Lord on the DBM sampling program (geological interpretation of the depositional environment encountered, analysis of the results and recommendations).

Analysis of Results

The sampling achieved its objective of proving whether or not diamonds are present in Block J. The program not only proved that diamonds are present, but it also showed that in some areas diamonds are potentially present in economically interesting concentrations.

23 diamonds were recovered from 338 samples. Had the samples only encountered the "background" distribution of diamonds that is found throughout the West Coast region, it is extremely unlikely that more than 3 diamonds would have been recovered. Therefore it can be stated that Block J contains more diamonds than the regional average.

In spite of a sample size that was very small, two of the samples recovered more than one diamond. This is very significant as it proves that concentrations of diamonds occur in some places.

The sediment patches that were proved to be diamondiferous span the whole extent of the lease area, some 45 km, from south to north. The total area of the sediment patches shown to be diamondiferous is about 10,000,000 sq. m. Geophysical results suggest that there are additional sediment patches that are similar, but were not sampled and amount to about 25,000,000 sq. m.

The sampling tool failed to penetrate completely in the coarse material of the gravel waves and in the conglomerates. Therefore the most diamondiferous portions of these deposits were not excavated. Only 20% of the samples were recorded as having reached bedrock.

The program, although very preliminary, suggests that Block J has the potential to contain a significant deposit of diamonds with three main features identified to date (Features #8, #6 and #17).

Feature #8 is a paleo-surf zone feature that extends over an area of 11.7 million sq. m, of which 2 million sq. m have been proven to contain weakly-cemented diamondiferous conglomerate. The gravels found in Feature #8 contain abundant classic "Orange River Suite of exotic pebbles" such as jaspers, agates, episodites and banded iron stone, which, in such anomalous quantities, are important indicators of the presence of diamonds. Feature # 8 is 125 m below present sea level and is characterized by the presence of large elongated accumulations of large slabs of local bedrock for which the term "gravel waves" has been coined. Afri-Can is the first company after Namdeb (joint venture between the Namibian Government and De Beers) to have discovered a gravel waves deposit.

Feature #6 is an aeolian/fluvial feature covering 3.69 million sq. m of which 3.1 million sq. m have been proven to contain diamondiferous gravels. The geology of this feature appears similar to the ones currently mined by Diamond Fields (Marshall Fork) and Namco (Feature 19). Feature #6 is about 105 m below sea level and is an assemblage of valleys and depressions, which would have been exposed when the sea level was at -125 m during the formation of Feature #8, but would have then been flooded as the sea level rose, thus creating shallow marine or lagoon environments.

Feature # 17 is a series of back beach valleys characterized by the presence of gravel-wave formations. This feature covers an area of 700,000 sq. m and has been proven to contain diamondiferous gravels. To seawards of the beach is an area designated as Feature #16 that contains extensive gravel waves and forms part of the possible 25,000,000 sq. m extension of diamondiferous ground.

The results justify a program of quantitative follow-up sampling work. Furthermore, the first round of follow-up work will be restricted to the aeolian/fluvial valleys and the surf zone environments (Features #6 and #8), as these currently appear to hold the greatest potential.

The goals of the proposed program are to:

1. Determine the continuity of mineralization along and across the features.
2. Establish sufficient quantitative data on the features to support an inferred resource.
3. Establish preliminary data on potential mining economics.

In June 2002, Afri-Can Marine completed the layout of its delineation-sampling program. The sampling will be deployed in three distinctive phases that are designed for the collection of approximately 393 samples of 10 sq. m each and 6 bulk samples of 100 sq. m each. The complete program will entail the collection and treatment of gravels from 4,530 sq. m of sea floor.

On September 24, 2002, Afri-Can concluded an agreement with Gemfarm Investments (PTY) Ltd. to conduct the first phase of the follow-up sampling program for the Woduna Block J concession. The first phase was to be conducted over a 30 day period on the paleo-surf zone (gravel waves) of feature #8 and provides for the collection of a minimum of eighty 10 sq. m samples each and two bulk sampling samples of 100 sq. m.

The program was designed to achieve the following goals:

- determine the continuity of mineralization along and across the features;
- establish sufficient quantitative data for the features to support an inferred resource; and
- establish preliminary data on potential mining economics.

The sampling was conducted from the mv Lady-S vessel, which has a gross tonnage of 1,054 tonnes and is equipped with a 50 tonne-per-hour DMS plant. The sampling tool consists of one 60 cm-diameter "airlift" mining system with a pumping capacity of 1,000 tonnes per hour and a powerful "jetting system".

On October 23, 2002, the mv Lady S reached the concession and began sampling operations. Due to, among other factors, multiple equipment breakdowns and severe adverse weather conditions, the contractor did not complete the sampling programme as set out in the original Agreement between Afri-Can and Gemfarm.

On December 9th, 2002 Afri-Can published a preliminary analysis of the data of the Phase 2 sampling, which recovered 84 gem quality diamonds weighing 11.4 carats, and discovered a new mineralized area in the Block J marine diamond concession in Namibia. The preliminary data can be summarized as follows:

1. A total of 25 samples averaging 13.24 sq. m was collected over a sea-floor area of 365,000 sq. m. The samples were taken from two anchor spreads of which 21 samples were excavated in the first spread and four samples on the second spread. 11 samples were taken within a mineralized area, producing 84 gem quality diamonds, of which the largest stone weighed 0.49 carats.

2. A preliminary analysis of the data by the Afri-Can technical team has concluded that the material sampled is gravel derived from a basal Tertiary conglomerate. The material is therefore of a different nature than the paleo-surf zone gravel waves of Feature #8, discovered in the previous programme, which lie adjacent to the area sampled. The basal Tertiary conglomerate outcrop was mapped intermittently along the 40-km length of Block J during the geophysical survey outlined in the Marine and Coastal Report dated June 6, 2000 and represents a previously unrecognized, exploration opportunity.

Summary of the results

Weighing and Sieving Results					
Sample No.	No. of Diamonds	Largest Diamond	Smallest Diamond	Average carats/stone	Total Carats
J2_008	6	0.200	0.090	0.112	0.67
J2_009	10	0.290	0.100	0.136	1.36
J2_010	10	0.250	0.075	0.123	1.23
J2_011	2	0.170	0.090	0.150	0.30
J2_018	4	0.130	0.090	0.118	0.47
J2_019	13	0.490	0.087	0.169	2.20
J2_020	8	0.270	0.110	0.119	0.95
J2_030	11	0.250	0.075	0.113	1.24
J2_031	1	0.250	0.250	0.250	0.25
J2_032	1	0.090	0.090	0.090	0.09
J2_BS001	18	0.200	0.106	0.127	2.28
TOTAL	84			0.131	11.04

Analysis of the Results

On January 23, 2003 Afri-Can reported the conclusions of the final report pertaining to the sampling programme conducted in October 2002, on Block J offshore Namibia. The focus of the report prepared by Mr. R. W. Foster and Mr. K. Lord was to determine the geology and potential (size) of the most prospective areas and the potential economics of the concession. Although problems associated with the sampling vessel and equipment resulted in a shortened sampling programme, the authors of the report have been able to draw the following conclusions from the work done:

- The diamondiferous nature of Feature #8, indicated by the phase 1 sampling, has been confirmed, and the extent of the mineralization has been well defined within the area sampled.

- The grade in the defined mineralized area is estimated to be 7.2 carats per 100 m^3 of screened gravel (1.6 mm screen). This implies that, at this stage, the project is within the realm of potential viability. Further sampling work is therefore justified.

- Analysis of phase 1 and 2 samples confirms that the largest stones were found in the deeper samples and this result suggests the presence of two separate populations of diamonds. The more likely reason for this is the presence of two separate diamondiferous zones, the lower of which contains larger stones but lies beneath the indurated horizons that was infrequently sampled by the airlift due to the difficulties encountered by the contractor.

- New geological evidence gained during the voyage has led to improved understanding of the origin of the diamonds in Block J and the reasons for their distribution. It appears that there are three types of diamondiferous deposits – marine gravel lags, paleo-surf zone gravel waves and aeolian-fluvial valleys.

- The potential of Block J to contain a significant quantity of diamonds has been enhanced by the 2002 sampling programme.

New Feature

During the phase 2 sampling, some fragments of conglomerate were recovered that contained mollusc fossils that were more similar to Lower Tertiary (from 65 to 3 million years ago) forms than to those of the late Pleistocene (from 3 million to 8,000 years ago). The geological model for the area has therefore been reconsidered, and it is now proposed that the formerly "Pleistocene beach" material was in fact an outcrop of basal Tertiary sandstones and conglomerates, the erosion of which has formed deposition of "gravel lags". Detailed study of the side scan sonar information shows that the material outcrops as a series of small scarps and occurs discontinuously along the whole length of the lease area (45 km). 13 of the phase 1 sample spreads intersected the delineated zones, yielding a total of 12 diamonds. The area of the lag gravel zones is about 17.5 sq. km.

Thus it is now believed that Feature #8 area may contain two mineralized zones: 1) the valley lag gravels adjacent to the basal conglomerate outcrop, and 2) the gravel trapped between the boulders of the "gravel waves" further to seawards (the geological model proposed at the end of the phase 1 sampling programme).

Towards the south of Block J (in Feature #17) two broad valleys occur. Each has a train of gravel waves extending eastwards up the valley from the basal Tertiary outcrop which are mineralized and are targeted for further sampling.

Regional Potential

Tabulated below are the areas (in sq. km) of indicated mineralization and potentially mineralized zones within Block J and the relationship between the findings of the 2001 and 2002 programmes:

Geotype	Indicated mineralized zone (km^2)	Potentially mineralized zone (km^2)	Total (km^2)
Fluvial-aeolian	3.7	0.5	4.2
Gravel lag	2.7	14.8	17.5
Gravel waves	1.4	19.0	20.4
2002 ALL	7.8	34.3	42.1
2001 ALL	10.0	25.0	35.0

The differences from the 2001 findings resulted from the review and refinement of the geological model. This will be an ongoing process as more information is gathered and further analysis is done on existing data.

Comparison between 2001 and 2002 shows a reduction in the area of indicated mineralization because the phase 2 sampling gives a better definition in Feature #8. However, the overall potential has increased because recognition of the gravel lag deposits has opened up the potential of the northern paleo-coastline. In addition, recognition of the gravel lag deposits has in turn explained the occurrences of diamonds in isolated depressions and drainage channels cut into the basement surface. This means that the diamond-bearing potential of such features can be more realistically assessed, and their priority for inclusion in future sampling programmes has increased.

Economic Potential

Within the mineralized area, phase 1 and phase 2 sampling (except the bulk sample) together extracted a total of 136.83 m^3 of plantfeed, from which 70 diamonds weighing 9.89 carats were recovered. This amounts to an exploration grade of 0.072 cts/m^3 or 7.2 carats per 100 m^3 of plantfeed. Taking into consideration the uncertainties of grades estimated from exploration activities versus production performance from the same area, production costs in similar marine environments and assuming a diamond value of US$100/carat (below the Namibian average), the authors of the technical report have concluded that the grades indicated in sampling undertaken to date suggest that operations based thereon have the potential to be profitable.

The estimation of economic potential was completed by a qualified person, Mr. R.W. Foster, employed by Afri-Can. A qualified person, as defined by National Policy Statement 43-101, is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report, and is a member in good standing of a professional association.

Recommendations

It was recommended that further phase 2 sampling should be undertaken with the objective of quantifying the potential of Block J as a whole.

As of August 31, 2003, 2003, Afri-Can's total investment in its 70% interest in the Woduna Block J project was CDN$3,760,212. CDN$896,206 was paid directly to Woduna to acquire a 70% direct interest in the project, and a further CDN$2,864,006 was spent in exploration and development expenses.

Southern Concessions

Afri-Can's large southern marine diamond concession block, referred to as the Namibian Gemstones concession, is located near the western tip of Namdeb's (joint venture between the Namibian Government and De Beers Marine (Pty) Limited) rich concession areas with a recent inferred marine diamond resource estimate of 8 million carats. This block represents Afri-Can's longer term project area with the largest potential for diamondiferous deposits.

The Namibian Gemstones concession comprises 23 EPLs and covers 22,500 sq. km in water depths ranging from 168 m to over 500 m. The block starts on the Namibian-South African border and extends northwards along the outer edge of the continental shelf and on the continental slope. The southern part of the concession is opposite of the mouth of the Orange river, while the eastern margin of the concession is near the western border of Namdeb's concessions operated by De Beers Marine (Pty) Limited, who recovered over 600,000 carats in 2000. For the last 100 million years, the Orange River has intermittently transported diamonds to the ocean from kimberlites in the hinterland of South Africa. The occurrence of diamond deposits on the concession is suggested by the geological history of the region (Sutherland, 1997) and is further supported by the recovery of diamonds from water depths of greater than 150 m elsewhere on the Namibian shelf.

A 9,200 sq. km regional geophysical survey was conducted in 1999 over the shallow eastern part of the concession (41%), allowing Afri-Can to collect over 6,000 line-km of data. The survey identified large areas of eroded bedrock and abundant features typical of areas where diamonds are concentrated elsewhere in the Namibian marine zone. An area of approximately 1,900 sq. km, 20% of the area surveyed, indicated exposed rocky areas or rock covered by a veneer of unconsolidated sediments. Evidence of erosional activity in the form of paleo channels, old marine terraces and incised gullies were observed. These features are known to certain diamond concentrations elsewhere on the Namibian offshore zone.

Based on these results, the Corporation is planning a grab sampling program on this 1,900 sq. km target area. The sampling will allow the identification of terrigenous material that could be associated with diamondiferous deposits. The duration of the grab-sampling program survey will be approximately four months at an estimated cost of US$400,000.

As of August 31, 2003, Afri-Can's total investment in its 60% interest in the Namibian Gemstones project was CDN $7,969,774. CDN $5,235,181 was paid directly to Namibian Gemstones to acquire a 60% direct interest in the project, and a further CDN $2,734,593 was spent in exploration and development expenses to date. In addition Afri-Can can acquire an additional 20% interest in the Namibian Gemstones project by paying an additional US $1,440,000 to Namibian Gemstones.

Reserves and Resources

The exploration and sampling program in concessions is note yet advanced to calculate mining resources.

Exploration Expenses

During its two previous financial years, the Corporation's exploration and development expenses in its concessions exceeded $2,730,925.

The Diamond Market

The elimination of De Beers' stockpile overhang, the transformation of the CSO (Central Selling Organization) into the DTC (Diamond Trading Corporation) and the recent moves by De Beers to secure new supply sources through corporate acquisitions represent the most visible signs that the billion dollars rough-diamond industry is currently experiencing major changes. Traditional supply and demand expectations will have a greater influence on the future development of the industry together with greater vertical integration between producers and diamantaires.

Total global production in 2001 was in the order of 125 million carats with a value of US $7.8 billion. Principal producing countries, ranked by value of market share, are Botswana (29%), Russia (22%), South Africa (12%), Angola (11%), Namibia, (6%), Canada (6%), Australia (5%) and Congo (5%).

Total gem output accounts for 95 percent by value, although only 15 percent by volume of total sales. The industry is thus highly reliant on sustained demand for diamond jewelry. Rough diamond sales of some US $8 billion result in polished output worth US $13 billion, which in turn is absorbed into diamond jewelry worth US $27 billion. Israel and India remain the two most important diamond manufacturing centers and the United States is the single most significant market for polished diamonds from both major cutting centers. The diamond industry is now highly reliant on the US market, which accounts for half of all diamond sales. Six years ago, the US market accounted for a third of sales and the Japanese market was of similar size. The Japanese market has now contracted to about 15 percent. Europe (12%) and the Middle East (11%) are the other significant end-markets.

The international diamond industry continues to be dominated by the De Beers Group, which markets approximately 60 percent of total world rough diamond production. De Beers reported that 2001 was a difficult year for its own operations and for the diamond industry in general. The company said that the year began against the background of a weakening global economy and an excess inventory of polished diamonds, held mainly by the United States trade. The economic uncertainty was aggravated by the terrorist attack on the United States on September 11, 2001. However, Christmas season retail sales of diamond jewelry were above expectations. In the crucial American market sales appear to have been slightly better than Christmas 2000. Consequently, the reduction in global retail sales in 2001 was less than had been feared. De Beers said that, on preliminary estimates, it was down some five percent.

De Beers also reported that de-stocking by the retail trade and lower demand for diamond jewelry had a negative impact on the rough diamond market in the form of downward pressure on prices, shortage of liquidity and reduced profitability. Generally, rough diamond prices declined by about 20 percent during 2001. De Beers' Diamond Trading Company (DTC) reported diamond sales of US $4.45 billion in 2001, a 21.45 percent decline on 2000 sales of US $5.67 billion.

De Beers said the rough market started 2002 in a more optimistic mood. Stocks of rough diamonds in the cutting centers were low. Although there was still an overhang of polished diamonds in the pipeline, this is less than the same period in 2001. De Beers said that DTC sales prospects for 2002 would depend on the timing and extent of any recovery in the world economy and the level of polished stocks that the trade pipeline would be confident to carry.

There has been some recovery in rough diamond pricing levels since 2001, however the polished market remains slow and this is having an impact on demand for and pricing of rough.

Competitive Conditions

Currently, Afri-Can's activities are limited exclusively in diamond exploration and development. Consequently, Afri-Can is not affected by the world supply and demand for rough diamonds and policies of the major industry supplier, De Beers and the Diamond Trading Company.

Employees

As of August 31, 2003, Afri-Can had three employees and, on a daily basis, two internal geological consultants: Kim Lord and R.W. (Dick) Foster. The employees are not unionized. Management considers the relationship of the Corporation with its employees to be excellent. Furthermore, the Corporation retains, on continuous basis, the services of technical consultant Donald G. Sutherland.

Risk Factors

By conducting its business in Namibia, the Corporation is subject to a risk that is minimal. Indeed, we refer to this policy of the Republic of Namibia described at the item above called "Politics, the Economy and the Diamond Business in Namibia". However, financial risks come from the nature itself of activities in the Corporation. Indeed, all of the resource properties in which the Corporation has joint-venture agreements are at the exploration stage only and are without a known body of commercial ore or minerals. Marine mineral exploration and development involves a high degree of risk. The long-term profitability of the Corporation's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors. These include the particular attributes of marine mineral deposits, including the quantity and quality of the ore, the cost to develop infrastructure for extraction, the financing cost, the rough diamond prices, as well as the competitive nature of the industry. The effects of these factors cannot be accurately predicted, but any combination of them may result in the Corporation not receiving an adequate return on invested capital. Substantial expenditures are required for marine exploration programs and the development of reserves. In the absence of cash flow from operations, the Corporation relies on capital markets to fund its exploration and evaluation activities. Capital market conditions and other unforeseeable events may impact the Corporation's ability to finance and develop its projects.

Item 4. Selected Consolidated Financial Information

The following tables summarize certain audited consolidated information of the Corporation for the years indicated. And are expressed in thousands of Canadian dollars except for per share amounts and have been derived from the audited consolidated financial statements of Afri-Can, which have been prepared in accordance with Canadian generally accepted accounting principles.

	2003	2002	2001	2000	1999
Revenues	0	0	0	0	0
Net earnings (loss) per share	(892)	(980)	(3,185)	(424)	(1,331)
Fully diluted per share	(0.01)	(0.02)	(0.06)	(0.01)	(0.05)
Total assets	13,452	13,007	10,245	11,020	8,498
Long term debt	0	0	0	0	42
Cash dividends per share	0	0	0	0	0

Quarter Ended Year	Aug 31 2003	May 30 2003	Feb 28 2003	Nov 30 2002	Aug 31 2002	May 30 2002	Feb 28 2002	Nov 30 2001
Revenues	0	0	0	0	0	0	0	0
Net earnings (loss)	(183)	(215)	(264)	(230)	(309)	(232)	(216)	(223)
Net earnings (loss) per share	(0.001)	(0.002)	(0.003)	(0.005)	(0.006)	(0.004)	(0.005)	(0.005)
Fully diluted earnings (loss) per share	(0.001)	(0.001)	(0.003)	(0.005)	(0.007)	(0.005)	(0.006)	(0.006)

Dividend Policy

No dividends have been paid by Afri-Can. The dividend policy will be reviewed once Afri-Can's profit is in commercial production.

Item 5. Market for Securities

The Corporation's common shares are listed for trading on the TSX Venture Exchange: the symbol is AFA. Also, Afri-Can started trading on the Frankfurt Stock Exchange, commencing October 1st, 2003. Afri-Can's trading symbol on the XETRA (Electronic Dealing System) is AJF and the German securities code (WKN) is 529879. Also, in the United States, Afri-Can has an SEC Rule 12g3-2(b) Exemption. Finally, Afri-Can trades under OTC (Pink Sheets) under the symbol AFCMF.

Item 6. Directors and Officers

The names, municipalities of residence, current position with Afri-Can as of report date and principal occupations of each of the directors and officers of the Corporation as of August 31, 2003 and preceding five years are as follows:

Name, Municipality of Residence and Office Held	Director Since (m/d/y)	Shares Over Which Control is Exercised	Principal Occupation
Pierre Léveillé, Windhoek, Namibie President and Director	02-28-1994	429,446	President and CEO of the Corporation
Marcel Drapeau Montreal, Quebec Secretary and Director	09-22-1997	48,000	Attorney M.D. Consultants
Michael Nicolai Westmount, Quebec Director	29-02-1996	501,286	President Action-Capital Inc.
Chris von Christierson London, U.K. Director	02-01-2000	---	Chairman Rio Narcea Gold Mines Limited
Hugh Snyder Toronto, Ontario Director	02-01-2000	433,667	President H.R. Snyder Consultants
Kim Hatfield Oklahoma City, USA Director	03-10-2000	839,586	President Crawley Petroleum Corporation
Bernard J. Tourillon Montreal, Quebec Exec. VP & CFO and Director	05-25-2001	282,011	Executive V.P. and CFO of the Corporation

Chris I. Von Christierson
Mr. von Christierson, Chairman and Director; B.Comm., Rhodes; MA, Cambridge; has over 31 years of business experience in the resources industry. He is Chairman of Rio Narcea Gold Mines Limited since 1994. He is also a non-executive director of Gold Fields Limited since February 1999 and a director of Southern Prospecting (UK) Limited. As CEO of Rio Narcea Gold Mines Ltd., from 1994 to early 1999, Mr. von Christierson was instrumental in establishing that company as an important European gold producer.

Pierre Léveillé
Mr. Léveillé has over 16 years of experience in the international financial markets and the resources industry. He has served as President, CEO and Director of the corporation since 1994. His leadership has transformed the corporation into a marine diamond exploration company of importance. Prior to joining Afri-Can, he spent over eight years in the financial markets as a stockbroker and corporate finance advisor with Levesque, Beaubien, Geoffrion Inc. and Investpro Securities Inc.

Bernard J. Tourillon
Mr. Tourillon; B.A.A.; MBA; joined Afri-Can in 1994 as Executive Vice President and CFO. With Mr. Léveillé, he has been instrumental in transforming the Corporation into a significant participant in the marine diamond exploration industry. He has 17 years of experience in international finance, venture capital, project management, manufacturing and brokerage.

Kim Hatfield
Mr. Hatfield, Director; B.Sc. Petroleum Eng.; M.Sc. Petroleum Eng.; has over 27 years of experience in the oil and gas industry, including offshore exploration and production. Mr. Hatfield has been President of Crawley Petroleum Corporation since 1985 and has built Crawley Petroleum into a profitable exploration and production company from a base of 30 properties to over 550 properties during periods of adverse industry conditions. In addition, Crawley Petroleum has invested in other ventures including gold mining, computer software and high-tech ventures.

Michael Nicolai
Michael Nicolai, Director; B.A., University of Cape Town; has 32 years of experience in international banking, venture capital and investment management. He is presently a consultant with international investment and consulting firm Brockhouse & Cooper Inc. located in Montreal, Quebec. He is also Managing Partner of Action Capital Inc., a privately-owned investment holding company, and is a director of several Canadian resource companies.

Hugh R. Snyder
Mr. Snyder, Director; B.Sc. Eng.; has over 32 years of technical and financial experience in the resources industry. Mr. Snyder has been President of H.R. Snyder Consultants since 1985. He is also a director of many publicly-traded companies, including Rio Narcea Gold Mines Ltd., Southern Cross Resources Inc. Mr. Snyder is also a Director of GBC North American Growth Fund Inc., a small cap fund managed by Pembroke Management.

Marcel Drapeau
Mr. Drapeau, Secretary and Director; B.A.; B.Sc.; Comm. LL.L.; is an accountant and a lawyer based in Montreal. He has practiced commercial and corporate law for over 28 years during which time he served as director of numerous companies and acted as a business consultant in various corporate dealings. Mr. Drapeau joined Afri-Can Marine Minerals Corporation in 1997.

R. W. (Dick) Foster
Resource Development Manager. Mr. Foster is a geologist who holds a BSC. Geology (Hons) from Imperial College of the University of London and has extensive experience in the marine diamond industry. Mr. Foster worked for De Beers Marine for 32 years before retiring in 1996. With De Beers Marine he held the position of Geological Manager for 11 years and he was involved extensively in the management of exploration and mining programs. He led the teams that discovered major diamond deposits on the mid-continental shelves off South Africa and Namibia. Since 1996, Mr. Foster has been active in providing geological consulting and exploration management services.

Kim B. Lord
Exploration and Project Manager. Mr. Lord, B.Sc. Hons. (Geology); joined Afri-Can as Exploration Project Manager in 1999. He has been involved for the past 19 years in marine exploration, geophysical and geological interpretation, nearshore and offshore surveying and seabed sampling. He has managed prospecting and mapping programs for different South African mining houses involved in the search for marine diamonds heavy minerals and carbonate deposits.

Item 7. Technical Team

Since 2000, Afri-Can has established and maintained a board of directors comprised of qualified and experienced business individuals with proven track records.

In an industry that is only 40 years old, Afri-Can has assembled a premier technical team with an accumulated 120 years of experience in the industry.

Afri-Can's in-house technical team is composed of Mr. R. W. (Dick) Foster, formerly of De Beers Marine, as Resources Development Manager, and Mr. Kim Lord, formerly of South African Council for Geoscience (Marine Geoscience Section), as Exploration Manager. While at De Beers Marine, Mr. Foster led the geological team responsible for the discovery and development of the largest-ever marine diamond deposit in the world (the Atlantic One deposit). While at the Council for Geoscience, Mr. Lord participated in all the major prospecting and mapping programs done along the coastline during the past 20 years.

Afri-Can's external technical consultant is Dr. Donald Sutherland of Placer Analysis Ltd.

Donald G. Sutherland - Placer Analysis Ltd.
Mr. Sutherland is a consultant specializing in diamond exploration and mining. He holds the degrees of B.Sc. and Ph.D. from the University of Edinburgh, is a member of the Institution of Mining and Metallurgy of London and is also a Chartered Engineer. He has been involved in diamond exploration and mining projects since 1975 and his wide experience includes several exploration and development projects, including both offshore and onshore diamond deposits on the west coast of Southern Africa.

Dr. Sutherland is a qualified and experienced individual who is more than capable of managing and overseeing the next development stages of the Corporation.

Item 8. Additional Information

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Afri-Can securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in Afri-Can's management information circular dated December 16, 2003, for the Annual Meeting scheduled for February 5, 2004.

Additional financial information is provided in Afri-Can's comparative financial statements for the financial year ended August 31, 2003, included in the Annual Report. The Corporation will provide to any person, upon request to the Secretary of the Corporation at suite 201, 4444, Ste-Catherine St. W., Westmount, QC, Canada, H3Z 1R2:

(a) when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:
   (i) one copy of the Annual Information Form of the Corporation together with one copy of any document or incorporated by reference in the Annual Information Form;
   (ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;
   (iii) one copy of the management information circular of the Corporation in respect of its most recent annual meeting of shareholders;
   (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus are not required to be provided under (i) or (iii) above; or

(b) at any other time, one copy of any document referred to in (a) (i), (ii) and (iii) above, provided the Corporation may require the payment of a reasonable charge if the request if made by a person who is not a security holder of the Corporation.

04 MAR 24 AM 7:21

AFRI-CAN MARINE MINERALS CORP.

NOTICE
OF AN ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual Meeting of Shareholders of AFRI-CAN MARINE MINERALS CORP. (the "Corporation") will be **held at the Marriott Château Champlain, 1 Place du Canada, room Maisonneuve D, Montreal, Quebec, on February 5, 2004 at 10:00 a.m. (Montreal time)** for the following purposes:

1. to receive the financial statements of the Corporation for the year ended August 31, 2002 and the report of the auditors thereon;
2. to elect the directors;
3. to appoint KPMG, Chartered Accountants, as the Corporation's auditors for the next financial year and authorize the directors to fix their remuneration;
4. to transact such other business as may be properly brought before the meeting or any adjournment thereof.

The proxy solicitation circular and the form of proxy prepared in respect of the meeting accompany this notice. The enclosed proxy solicitation circular contains supplementary information on matters to be discussed at the meeting and is hereby deemed to be an integral part of this notice.

Montreal (Quebec), January 7, 2004

BY ORDER OF THE BOARD OF DIRECTORS

(s) Pierre Léveillé
Pierre Léveillé, President

NOTE: **Shareholders eligible to vote but unable to attend in person are requested to complete, sign and forthwith return to the Corporation the enclosed form of proxy in the envelope provided for the purpose.**

AFRI-CAN MARINE MINERALS CORP.
(the "Corporation")

PROXY SOLICITATION CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Solicitation Circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Annual Meeting of Shareholders of the Corporation (the "Meeting") to be held at the date, time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment or adjournments thereof for the purposes set forth in accompanying notice of meeting. The solicitation of proxies will be primarily by mail but may be supplemented by telephone or other personal contact by directors of the Corporation, such directors receiving no compensation therefor. The cost of solicitation of proxies will be borne by the Corporation.

APPOINTMENT OF PROXIES

The persons named in the accompanying form of proxy are officers of the Corporation. Each shareholder submitting a proxy has the right to appoint a person to represent him or her at the meeting, other than the persons named in the enclosed form of proxy. A shareholder desiring to appoint some other person to represent such shareholder at the meeting may do so by striking out the names of the persons designated and by inserting such other person's name in the blank space provided in the form of proxy or by submitting another appropriate form of proxy. A person acting as proxy need not be a shareholder of the Corporation.

A proxy will not be valid and voted unless the completed form of proxy is received by Computershare, 1500 University, Suite 700, Montréal QC, H3A 3S8, not less than one day (excluding Saturdays, Sundays and holidays) before the day of the Meeting or any adjournment thereof or delivered to the Secretary or Chairman of the Meeting at the time and place of the Meeting prior to the commencement thereof.

REVOCATION OF PROXIES

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either: (i) by delivering another properly executed proxy bearing a later date to **Computershare, 1500 University, Suite 700, Montréal QC, H3A 3S8**, one day prior to the Meeting or the Secretary or Chairman of the Meeting at the time and place of the Meeting; or (ii) by depositing, either with Computershare the above mentioned address one day prior to the Meeting or of any adjournments thereof, or with the Secretary or Chairman of the Meeting at the time and place of the Meeting, or any adjournments thereof, an instrument in writing revoking the proxy and executed by the shareholder or by his attorney authorized in writing. If the shareholder is a corporation, this instrument must be executed by a duly authorized officer under its corporate seal or accompanied by a corporate resolution authorizing the signature.

VOTING OF SHARES REPRESENTED BY PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed from of proxy will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

Such shares will, on a poll, be voted in favour of each matter for which no choice has been specified by the shareholder.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Proxy Solicitation Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the meeting.

NON-REGISTERED HOLDERS

A beneficial holder of common shares of a Corporation (a «Non-Registered Holder») whose Shares are registered in the name of an intermediary (an «Intermediary»), such as a bank, trust company, securities dealer or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or in the name of a clearing agency (such as CDS & Co.) of which the Intermediary is a participant, will be entitled to direct the voting of such holder's shares (unless such entitlement has been previously waived by the holder) by properly completing the proxy or voting instruction form received from the Intermediary or CDS & Co., as the case may be.

If a Non-Registered Holder who receives either a proxy or a voting instruction form wishes to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. **In either case, Non-Registered Holders should carefully follow the instructions of their service companies.**

RECORD DATE

In accordance with Canadian Instruction C-41, the Corporation has set December 30, 2003 as the record date for the meeting. Only the shareholders registered at such date shall have the right to receive the Notice of Meeting as well as all other material pertaining to it and to vote at the meeting.

Any person who acquires shares after the record date is entitled to vote if said person can provide share certificates regularly endorsed or establish in another manner its ownership of the shares, if such person requests that its name be registered on the shareholders' list at least two days prior to the Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of common shares without par value, of which 77,715,975 are issued and outstanding as of January 6, 2004. Each issued and outstanding common share of the Corporation confers upon its holder the right to one vote.

To the knowledge of the management of the Corporation, at the date hereof, no person holds, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

AGENDA FOR SHAREHOLDERS' MEETING

Election of the Directors

Presently, the Board of Directors of the Corporation consists of seven (7) directors. Shareholders will be asked to elect seven (7) directors at the meeting. **The persons designated in the enclosed form of proxy intend to vote for the election, as directors of the Corporation, of the nominees whose names are set forth in the following table.** Management does not contemplate that any nominee will be unable or unwilling to serve as director, but if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for another nominee in their discretion, unless otherwise instructed in the proxy. Each director elected shall hold office until the next annual general meeting or until a successor is duly elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Corporation.

Name, Municipality of Residence and Office Held	Director Since (m/d/y)	Shares Over Which Control is Exercised	Principal Occupation
Pierre Léveillé, Montreal, Quebec, President and Director	02-28-1994	429,446	President and CEO of the Corporation
Marcel Drapeau Montreal, Quebec Secretary and Director	09-22-1997	48,000	Attorney M.D. Consultants
Michael Nicolai * Westmount, Quebec Director	29-02-1996	501,286	President Action-Capital Inc.
Chris von Christierson London, U.K. Director	02-01-2000	---	Chairman Rio Narcea Gold Mines Limited
Hugh Snyder * Toronto, Ontario Director	02-01-2000	433,667	President H.R. Snyder Consultants
Steven Kim Hatfield Oklahoma City, USA Director	03-10-2000	839,586	President Crawley Petroleum Corporation
Bernard J. Tourillon Montreal, Quebec Exec. VP & CFO and Director	05-25-2001	282,011	Executive V.P. and CFO of the Corporation

* Member of the Audit Committee. Under the Canada Business Corporations Act, the Board of Directors shall have an Audit Committee.

Each nominee as director has supplied information concerning the number of common shares over which he exercises control or direction.

Appointment of Auditors

The management of the Corporation proposes the re-appointment of KPMG, Chartered Accountants, as auditors of the Corporation for the next financial year, and to authorize directors to fix their remuneration.

The persons designated in the enclosed form of proxy intend to vote for the appointment of KPMG, Chartered Accountants, as auditors of the Corporation for the next financial year and to authorize the directors to fix the auditors' remuneration.

COMPENSATION TO EXECUTIVE OFFICERS

The following table sets forth to the extent required by all applicable securities legislation, all annual and long-term compensation for the financial year ended August 31, 2003, paid or payable by the Corporation to executive officers of the Corporation.

SUMMARY OF COMPENSATION TABLE								
ANNUAL COMPENSATION					LONG-TERM COMPENSATION			
					AWARDS			
Name and Position	Year	Salary /Fees ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Share/Units Awarded (#)	LTIP Payouts ($)	ALL OTHER COMPEN -SATION ($)
Pierre Léveillé, Montreal, Quebec, President, CEO & Director	2003	(1) 55,346	-	-	-	-	-	-
	2002	(1) 129,538	28,000	-	105,000 @ 35¢	-	-	-
	2001	(1) 90,768	-	-	-	-	-	-
Bernard J. Tourillon Montreal, Quebec Exec. V.P. & CFO and Assistant Secretary	2003	(2) 27,116	-	-	-	-	-	-
	2002	(2) 88,462	15,000	-	90,000 @ 35¢	-	-	-
	2001	76,993	-	-	-	-	-	(3) 23,000
Marcel Drapeau, Montreal, Quebec Secretary and Director	2003	(4) 80,500	-	-	-	-	-	
	2002	(4) 64,350	-	-	80,000 @ 35¢	-	-	-
	2001	(4) 56,000	-	-	-	-	-	-
Chris von Christierson London, England Director	2003	(5) 18,900	-	-	-	-	-	-
	2002	(5) 55,062	-	-	50,000 @ 35 ¢	-	-	-
	2001	(5) 52,798	-	-	-	-	-	-

(1) According to the contract of employment, the amount payable was $120,000.
(2) According to the contract of employment, the amount payable was $105,000.
(3) Reimbursement of moving expenses
(4) According to number of hours invoiced.
(5) Administration and traveling expenses.

Remuneration of Directors

Directors of the Corporation received no remuneration for their services in such capacity during the year ended August 31, 2003.

Long-Term Incentive Plan (LTIP)

The Corporation did not have a long-term incentive awards during the most recently completed financial year.

Options

On February 29, 1996, the shareholders of the Corporation have implemented a stock option plan (the "1996 Plan") enabling the Board of Directors to grant options to employees, directors and officers of the Corporation and persons providing on-going services to the Corporation pertaining to a maximum of 1,450,000 of the common shares of the Corporation. On January 21, 1997, the shareholders approved an amendment increasing that number of shares to 2,450,000. The Board of Directors establishes the exercise price and terms and conditions of the options in accordance with the policies of the regulatory authorities having jurisdiction over the securities of the Corporation.

No options were granted to directors nor to management of the Corporation during the most recently completed financial year as per the 1996 Plan.

On March 24th, 1998, the shareholders of the Corporation have implemented a stock option plan (the "1998 Plan") enabling the Board of Directors to grant options to employees, directors and officers of the Corporation and persons providing on-going services to the Corporation pertaining to a maximum of 1,200,000 of the common shares of the Corporation. The Board of Directors establishes the exercise price and terms and conditions of the options in accordance with the policies of the regulatory authorities having jurisdiction over the securities of the Corporation.

No options were granted to directors nor management of the Corporation during the most recently completed financial year as per the 1998 Plan.

On March 10, 1999, the shareholders of the Corporation have implemented a stock option plan (the "1999 Plan") enabling the Board of Directors to grant options to employees, directors and officers of the Corporation and persons providing on-going services to the Corporation pertaining to a maximum of 2,000,000 of the common shares of the Corporation. The Board of Directors establishes the exercise price and terms and conditions of the options in accordance with the policies of the regulatory authorities having jurisdiction over the securities of the Corporation.

No options were granted to the directors nor management of the Corporation during the most recently completed financial year as per the 1999 Plan.

The following table sets forth option/incentive stock options exercised by the directors and management of the Corporation during the most recently completed financial year as well as the fiscal year-end value of stock options as at August 31, 2003 held by the directors and management.

AGGREGATED OPTIONS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS VALUES					
Name	Securities Acquired on Exercise (#)	Global Amount Paid (CDN $)	Aggregate Value Realized [1] (CDN $)	Unexercised Options at the Financial Year End (#) Exercisable /Unexercisable	Value of Unexercised in the Money Options at Financial Year End ($) Exercisable /Unexercisable [2]
Pierre Léveillé	--	--	--	400,000/Nil	$0/Nil
Bernard J. Tourillon	--	--	--	420,000/Nil	$0/Nil
Marcel Drapeau	--	--	--	280,000/Nil	$0/Nil

AGGREGATED OPTIONS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS VALUES					
Name	Securities Acquired on Exercise (#)	Global Amount Paid (CDN $)	Aggregate Value Realized [(1)] (CDN $)	Unexercised Options at the Financial Year End (#) Exercisable /Unexercisable	Value of Unexercised in the Money Options at Financial Year End ($) Exercisable /Unexercisable [(2)]
Chris von Christierson	--	--	--	350,000/Nil	$0/Nil
Hugh Snyder	--	--	--	200,000/Nil	$0/Nil
Kim Hatfield	--	--	--	200,000/Nil	$0/Nil
Anthony H. Bloom	--	--	--	200,000/Nil	$0/Nil
Michael Nicolai	--	--	--	200,000/Nil	$0/Nil

(1) Based on the difference between the option exercise price and the closing market price the Corporation's shares on the date of the exercise.

(2) In-the-money Options are those where the market value of the underlying securities as at the most recent financial year and exceeds the option price. The closing market price of the Corporation's shares as at August 31, 2003 (i.e., the financial year end) was CDN $0.25.

The following table sets out the details concerning all outstanding options granted under the 1996, 1998 and 1999 Plans as at the date hereof:

SUMMARY OUTSTANDING OPTIONS TABLE		
Expiration Date (m/d/y)	Exercise Price ($)	Number of Securities Under Option
1996 Plan		
03/18/05	0.36	540,000
11/10/05	0.35	50,000
01/21/07	0.35	418,746
1998 Plan		
03/18/05	0.36	625,000
05/15/06	0.25	20,000
03/24/08	0.25	125,000
03/24/08	0.17	42,000
1999 Plan		
03/18/04	0.33	1,175,000
03/18/04	0.36	30,000
12/21/04	0.25	500,000
03/18/05	0.36	15,000
11/10/05	0.35	50,000
11/10/05	0.25	20,000
01/21/07	0.35	126,254
03/24/08	0.17	33,000
Total Options Outstanding		**3,770,000**

OPTIONS REPRICINGS

The Corporation did not reprice any options held by the directors and management of the Corporation during the most recently completed financial year.

DEFINED BENEFIT OR ACTUARIAL PLAN DISCLOSURE

The Corporation does not provide retirement benefits for directors and executive officers.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Corporation has a compensation committee comprised of Hugh Snyder, Anthony H. Bloom [(1)] and Michael Nicolai.

All members of the compensation committee are independent directors of the Corporation.

(1) Anthony H. Bloom has resigned as Director of the Corporation. He shall be replaced at the next Board meeting following the Annual Meeting of Shareholders.

REPORT ON EXECUTIVE COMPENSATION

The compensation of executive officers is composed primarily of two elements: namely a base salary and the allocation of incentive stock options. In establishing levels of remuneration and in granting stock options, the compensation committee takes into consideration an individual's performance, level of expertise, responsibilities, length of service to the Corporation and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. The interested executive does not participate in review, discussion or decisions of the compensation committee regarding his remuneration.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS TO THE CORPORATION

No senior director or officer of the Corporation or any associate or affiliate of any such director or senior officer, no director and no proposed nominee for election as director was granted loans and is or has been indebted to the Corporation or any of its subsidiaries at any time during the Corporation's last completed financial year, other than routine indebtedness.

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

The Corporation is not part of any pension fund, nor any other compensation agreement in the eventuality of a termination of employment due to a change in control of the Corporation, except a commitment to pay Pierre Léveillé and Bernard Tourillon a sum equal to six (6) months of salary upon termination of their respective employment contract prior to the term thereof.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this or any previous proxy solicitation circular and other than transactions carried out in the normal course of business of the Corporation or any of its affiliates, none of the directors or senior officers of the Corporation, any candidate to the post of director, any shareholder beneficially owing shares carrying more than 10% of the voting rights attached to the shares of the Corporation nor any associate or affiliate of any of the foregoing persons had during the last completed financial year, any material interest, direct or indirect, in any transactions which materially affected the Corporation or any proposed transaction which has or would materially affect the Corporation.

LIABILITY INSURANCE

The Corporation subscribed to an insurance policy with respect to directors' and officers' liability. The policy, which began on June 1, 2003 and ends on May 31, 2004, provides a coverage of up to $1,000,000 per event giving raise to a claim. The Corporation pays an annual fee of $17,000 for the policy.

MANAGEMENT CONTRACTS

The management functions of the Corporation are not to any substantial degree performed by any person other than the senior officers and directors (or private companies controlled by them, either directly or indirectly) of the Corporation.

AUDIT COMMITTEE

In accordance with the Canada Business Corporations Act, the Corporation is required to have an audit committee comprised of three directors, a majority of whom are not officers or employees of the Corporation. The Corporation's current audit committee consists of:

Name	Present Office
Anthony H. Bloom (1)	Director
Hugh Snyder	Director
Michael Nicolai	Director

All members of the audit committee are independent directors of the Corporation.

(1) Anthony H. Bloom has resigned as Director of the Corporation. He shall be replaced at the next Board meeting following the Annual Meeting of Shareholders.

TECHNICAL COMMITTEE

The Corporation has a technical committee comprised of four directors. The Corporation's current technical committee consists of: Chris von Christierson, Kim Hatfield, Hugh Snyder and Pierre Léveillé.

CORPORATE GOVERNANCE PRACTICES

Whereas the TSX Venture Exchange adopted guidelines (the "'Guidelines") with respect to the disclosure by listed corporations of their approach to corporate governance, the Board of Directors (the "Board") of Afri-Can Marine Minerals Corp. (the "Corporation"), after having reviewed the Guidelines and having received advice from its counsel and in accordance with policy 3.1 of the TSX Venture Exchange, undertook to implement Guidelines it found appropriate having due regard for the Corporation's size and its present stage of development.

Mandate of the Board

The Board's mandate is to oversee the conduct of the Corporation's business and to supervise and assess management, which is responsible to the Board for the day-to-day conduct of business.

The Board assumes responsibility for the stewardship of the Corporation. Decisions such as:

- *entering into options and joint-venture agreements with partners;*
- acquisition of properties or licensed concessions;
- issuance of press releases;
- raising of funds by placement or otherwise;
- exploration and sampling program;
- remuneration and indemnity paid to Directors or management upon recommendation of Remuneration Committee;
- granting and/or cancellation of options;
- posting information on Corporation's web site;

require prior approval of the Board.

As part of its overall "stewardship responsibility", The Board assumes responsibility for the following matters:

1. Adoption of a strategic planning process: given the Corporation's size, its strategic plan, which shall take into account, among other things, the opportunities and risks of the business, is elaborated at the Board level, with the assistance of management;

2. Identification of the principal risks of the Corporation's business: as long as the Board directly oversees most aspects of the Corporation's business, it does not, for the time being, require the implementation of appropriate systems or the creation of committees to effectively monitor and manage these risks;

3. Succession planning, including appointing, training and monitoring senior management: no elaborate systems of selection, training and assessment of management are established for the time being, as these would prove too costly given the Corporation's size and its present stage of development; however the Board closely monitors and measures management's performance against the overall strategic plan, through reports by, and regular meetings with management and communications by e-mail on a day-to-day basis to all Directors in respect of any event involving the Corporation;

4. Communication policy: the Board commits to communicate effectively with its shareholders, other stockholders, analysts and the public in general, through statutory filings, mailings and web site, as well as press releases; the shareholders are also given an opportunity to make comments or suggestions at shareholders' meetings; these comments and suggestions, when appropriate and relevant, are then factored into the Board's decisions. No selective information disclosure by management or any member of the Board are allowed and prior disclosure information must be forwarded to the Board for comments and approval. This communication policy is reviewed annually.

5. Ensuring the integrity of the Corporation's internal control and management information systems: given the reports form, and the meetings with management, the Board can *effectively track and monitor the implementation of approved strategies.*

Also, management and personnel of the Corporation shall be available and spend time in order to receive, by telephone and mail, shareholder feedback in respect of the business and the performance of the Corporation. The Corporation's web site must be set up in order to permit shareholders giving their view thereon.

Furthermore, the Board expects from management:

i) the performance of its duties and the fulfillment of its responsibilities in good standing and efficient manner;
ii) the performance of its duties in accordance with normally accepted industry standards within each area of activity, and to act in accordance with articles, by-laws and resolutions, and/or Board decisions and to adhere to the directives of the Board;
iii) the compliance with all applicable laws, regulations and standards of all relevant authorities having jurisdiction over the Corporation. Members of management shall diligently devote time and efforts that may be reasonably requested in the management of the Corporation and shall perform their responsibilities conscientiously, efficiently and at the best of their abilities.

Composition of the Board and Establishment of Board Committees

The Board is comprised of seven (7) directors, of which four (4) are "unrelated directors", i.e., directors who are independent of management and are free from any interest and any business or other relationship other than interests and relationships arising from shareholding, which could, or could not be reasonably perceived to, materially interfere with the directors' ability to act with a view to the Corporation's best interests. The Board shall be composed of a majority of unrelated Directors.

The Board undertakes to review its compliance with the Guidelines on an on-going basis and might consider, if and when necessary, the opportunity to increase the number of its directors or to seek replacement of directors, if need be in light of such review.

In keeping with the Guidelines, the Board examined the possibility of setting up various committees such as a Nominating Committee, a Governance Committee or Director Assessment Committee. Therefore, it was decided that the full Board would assume the functions of the three (3) above-mentioned committees for the time being and that such decision will be periodically reviewed by the Board, having due regard for the Corporation's evolution. The Board has already created an Audit Committee since it is required to do so under the Canada Business Corporations Act. The Board has also created a Remuneration Committee and a Technical Committee.

The Remuneration Committee's duties are assumed by the Audit Committee which are mainly to review the officers' and management's remuneration. The Technical Committee is composed of four (4) members, among them three (3) are unrelated Directors. The main Technical Committee's duty is to review and appraise the technical consultants and management recommendations in regard to exploration work and the analysis thereof and the interpretation of results.

The responsibility for proposing new nominees to the Board and for assessing Directors on an ongoing basis is assumed by the full Board. Every Director is entitled to bring the matter to the Board.

All committees created by the Board shall be composed of a majority of unrelated Directors, except for the Audit Committee which shall be composed only of unrelated Directors.

And all of the members of the Audit Committee should have the ability to read and understand a balance sheet, an income statement and a cash flow statement. Furthermore, at least one member should have the ability to analyze and interpret a full set of financial statements including the notes attached thereto in accordance with Canadian generally accepted accounting principles.

The Audit Committee shall be satisfied of the independence of the external auditor and maintain a good relationship with it. The Audit Committee will have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. External auditors are ultimately accountable to the Board of Directors and the Audit Committee as representatives of shareholders.

The Audit Committee shall discuss with the auditor the quality and not just the acceptability of the Corporation's accounting principles. The Audit Committee shall, if need be, implement structures and procedures to ensure that it meets the auditor on a regular basis in the absence of management.

The Board of Directors will review and reassess the adequacy of the Audit Committee's charter on an annual basis.

The Corporation does not provide a formal orientation and education program for new Directors for the time being. However, new directors shall be given an opportunity to familiarize themselves with the Corporation by meeting other members of the Board as well as members of management. Moreover, new directors shall be invited to meet with the Corporation's counsel to be familiarized with their legal responsibilities.

Board's Performance and Directors' Compensation and Indemnification

Without convening a special meeting for this purpose, the Board shall periodically perform an assessment exercise addressing its effectiveness, with input from management. Board remuneration is to be divulged in all Proxy Solicitation Circulars to be sent to shareholders prior to meetings.

Board's Relations with Management

The functions of Chairman of the Board and the President are exercised by two distinct persons and the Chairman of the Board is not a senior officer nor a member of management. The Chairman of the Board leads the Board with responsibility to ensure the Board discharges its responsibilities. Board meetings shall be held periodically at least twice a year and so often as the Chairman may decide.

Evolution of Practices

The aforementioned corporate governance practices, as currently drafted, are subject to changes along with the Corporation's evolution. Therefore, the Board shall remain sensitive to corporate governance issues and shall continuously seek to set up the necessary measures, control mechanisms and structures to ensure an effective discharge of its responsibilities without creating additional overhead costs and reducing the return on shareholders' equity. The Board shall remain committed to ensuring the long-term viability and profitability of the Corporation, as well as the well being of its employees and of the communities in which it operates.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

APPROVAL OF CIRCULAR

The Board of Directors of the Corporation has approved the contents of this Management Proxy Solicitation Circular and its sending to the shareholders.

Montréal, Quebec, December 16, 2003

AFRI-CAN MARINE MINERALS CORP.

By: *(s) Pierre Léveillé*

Pierre Léveillé, President

By: *(s) Bernard J. Tourillon*

Bernard J. Tourillon, Exec. V.P. and CFO

RAPPORT EN VERTU DE L'ARTICLE 114
DU RÈGLEMENT SUR LES VALEURS MOBILIÈRES

04 MAR 24 AM 7:21

Émetteur:

AFRI-CAN, SOCIÉTÉ DE MINÉRAUX MARINS

Nombre de titres placés au Québec sous le régime des dispenses prévues à l'article 52 de la Loi sur les valeurs mobilières (Québec) et valeur de ces titres, établie en fonction du prix de levée des options consenties et du prix d'exercice des bons de sourcription, pour l'exercice financier terminé le 31 août 2003:

OPTIONS OCTROYÉES

Date	*Nombre*	*Prix de levée*
2 avril 2003	100 000	0,25 $
15 mai 2003	45 000	0,25 $
6 août 2003	75 000	0,17 $

Aucune option n'a été levée au cours de l'exercice financier terminé le 31 août 2003.

Aucun des bons de souscription antérieurement placés au Québec n'a été exercé au cours de l'exercice terminé le 31 août 2003.

Montréal, le 15 janvier 2004

AFRI-CAN, SOCIÉTÉ DE MINÉRAUX MARINS

Par: Marcel Drapeau, Secrétaire

September 5, 2003, Montreal, Quebec
Press release – for immediate distribution

Symbol: AFA (TSX VENTURE)
Shares outstanding: 72,215,975

04 MAR 24

AFRI-CAN MARINE MINERALS CORPORATION TO PROCEED WITH ANOTHER PRIVATE PLACEMENT AGREEMENT

Afri-Can Marine Minerals Corporation ("Afri-Can"), announces that, in addition to the placement of $2.5 million previously announced on August 18, 2003, the corporation will proceed with another private placement agreement totaling $500,000.

This additional private placement will comprise a maximum of 2,500,000 units priced at $0.20 per unit. Each unit consists of one share and one-half of one non-transferable warrant. Each full warrant will entitle the holder to purchase one common share at $0.30 for a period of three years from the date of closing. The placement is subject to regulatory approval.

Proceeds from the private placement will be used to further the development of the corporation's marine diamond concessions. Plans for a sampling program are currently being finalized and details of this program will be released in the coming weeks.

Afri-Can is a Canadian company, actively involved in the acquisition, exploration and development of major marine diamond properties in Namibia. The corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

The TSX Venture Exchange (TSX) does not accept responsibility for the adequacy or accuracy of this release.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé, President & CEO
Bernard J. Tourillon, Executive V.P. and CFO
John Stella, Investor Relations

TEL: (514) 846-2133 **FAX:** (514) 846-1435
E-MAIL: info@afri-can.com
WEB SITE: www.afri-can.com

October 2, 2003, Montreal, Quebec
Press release – for immediate distribution

Symbols: TSX-V: AFA
FWB: AJF
Shares outstanding: 72,215,975

AFRI-CAN MARINE MINERALS CORPORATION COMMENCES TRADING ON THE FRANKFURT STOCK EXCHANGE

Afri-Can Marine Minerals Corporation ("Afri-Can") is pleased to announce that its common stock has been accepted for listing and trading on the Frankfurt Stock Exchange, commencing October 1st, 2003.

Afri-Can's trading symbol on the XETRA (Electronic Dealing System) is **AJF** and the German securities code (WKN) is **529879**.

"Listing on the Frankfurt Exchange will increase the profile of Afri-Can with both private and institutional investors in Germany and across Europe" stated Mr. Pierre Léveillé, President and CEO of Afri-Can. "This opportunity to broaden our shareholder base comes at an excellent time for our company as we move into the next phase of our corporate growth initiative. In conjunction with our European investor relations firm, we will be initiating a multi-city road show this fall. We look forward to communicating our corporate message to a wide audience of European investors."

The Frankfurt Stock Exchange (FWB) is the largest of the eight German stock exchanges. It ranks third in the world behind the NYSE and NASDAQ. The launch of XETRA has offered its clients not only floor trading through brokers but also fully-electronic trading facilities, whereby orders from any point in the globe are automatically inputted into the order book on the central computer. The FWB is operated by Deutsche Börse AG. Visit the Frankfurt Stock Exchange at http://deutsche-boerse.com.

Afri-Can is a Canadian company, actively involved in the acquisition, exploration and development of major marine diamond properties in Namibia. The corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

The TSX Venture Exchange (TSX) does not accept responsibility for the adequacy or accuracy of this release.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé, President & CEO
Bernard J. Tourillon, Executive V.P. and CFO
John Stella, Investor Relations

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-can.com
WEB SITE: www.afri-can.com

November 25, 2003, Montreal, Québec
Press release – for immediate distribution

Symbols: TSX.V: AFA
FWB: AJF
Shares outstanding: 75,715,975

AFRI-CAN MARINE MINERALS CORPORATION CLOSES THE $500,000 PRIVATE PLACEMENT, PREVIOUSLY ANNOUNCED ON SEPTEMBER 5, 2003

Afri-Can Marine Minerals Corporation ("Afri-Can"), announces that the corporation has proceeded with the closing of the private placement agreement previously announced on September 5, 2003.

A total of 2,500,000 units were issued at a price of $ 0.20 per unit for gross proceeds of $500,000. Each unit consists of one share and one-half of one non-transferable warrant. Each full warrant will entitle the holder to purchase one common share at $0.30. 1,763,125 units include warrants maturing on or prior to 3 years from the date of closing and 736,875 units include warrants maturing on or prior to 2 years from the date of closing. The securities issued are subject to a withholding period maturing on January 18, 2004.

Proceeds from the private placement will be used to further the development of the corporation's marine diamond concessions.

Afri-Can is a Canadian company, actively involved in the acquisition, exploration and development of major marine diamond properties in Namibia. The corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

The TSX Venture Exchange (TSX) does not accept responsibility for the adequacy or accuracy of this release.

FOR MORE INFORMATION CONTACT:
Pierre Léveillé, President & CEO
Bernard J. Tourillon, Executive V.P. and CFO
John Stella, Investor Relations

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-can.com
WEB SITE: www.afri-can.com

December 2, 2003, Montreal, Québec
Press release – for immediate distribution

Symbols: TSX.V: AFA
FWB: AJF
Shares outstanding: 77,715,975

AFRI-CAN MARINE MINERALS CORPORATION CLOSES $400,000 OF THE PRIVATE PLACEMENT, PREVIOUSLY ANNOUNCED ON AUGUST 18, 2003 AND IS TO PROCEED WITH A PRIVATE PLACEMENT AGREEMENT TOTALLING $200,000

Afri-Can Marine Minerals Corporation ("Afri-Can"), announces that the corporation has proceeded with the closing of a private placement agreement previously announced on August 18, 2003.

A total of 2,000,000 units were issued at a price of $ 0.20 per unit for gross proceeds of $400,000. Each unit consists of one share and one-half of one non-transferable warrant. Each full warrant will entitle the holder to purchase one common share at $0.30 on or prior to 3 years from the date of closing. The securities issued are subject to a withholding period maturing on January 21, 2004. The balance of the private placement agreements announced on August 18, 2003, was cancelled.

Furthermore, the corporation will proceed with a new private placement agreement totaling $200,000. The funds have already been deposited with the Corporation and the placement will be closed upon receipt of the regulatory approval.

The private placement will comprise a maximum of 1,000,000 units priced at $ 0.20 per unit. Each unit consists of one share and one-half of one non-transferable warrant. Each full warrant will entitle the holder to purchase one common share at $0.30 on or prior to 2 years from the date of closing.

Proceeds from the private placements will be used to further the development of the corporation's marine diamond concessions.

Afri-Can is a Canadian company, actively involved in the acquisition, exploration and development of major marine diamond properties in Namibia. The corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

The TSX Venture Exchange (TSX) does not accept responsibility for the adequacy or accuracy of this release.

FOR MORE INFORMATION CONTACT:
Pierre Léveillé, President & CEO
Bernard J. Tourillon, Executive V.P. and CFO
John Stella, Investor Relations

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-can.com
WEB SITE: www.afri-can.com

January 27, 2004, Montréal, Québec
Press release – for immediate distribution

Symbols: TSX.V: AFA
FWB: AJF
Shares outstanding: 75,715,975

AFRI-CAN MARINE MINERALS CORP. ACQUIRES A 75% UNDIVIDED INTEREST IN 49 KNOWN KIMBERLITE PIPES IN SOUTH-CENTRAL NAMIBIA

Afri-Can Marine Minerals Corp. ("Afri-Can"), is pleased to announce that it has agreed to acquire a 75% undivided interest in four exploration licenses (EPLs) situated north-east of Gibeon in South-Central Namibia from Deep South Mining (PTY) Ltd and South-End Mining Corporation (PTY) Ltd. In terms of the agreement, Afri-Can will acquire the interest in the EPLs for a total cash payment of N $400,000 (CDN $72,000) combined with the issuance of 400,000 shares of Afri-Can.

Forty-nine known kimberlitic pipes are located on a concession area measuring 4,000 sq. km. Recent reassessment of existing exploration data by the "Geological Survey of Namibia" now place the boundary of the "Kalahari Craton" west of Gibeon instead of western Botswana where it was originally believed to be located, thus greatly enhancing the diamond prospectivity of the Gibeon kimberlite field. The recent discovery in the area of a 200 meter deep shaft operated in the early 20thcentury by German prospectors and of some old German prospecting data, confirm the fact that diamonds were recovered during that period.

It is probable that the Gibeon area and the region to the north-east of Gibeon was drained by the Tsauchab River during the late Cretaceous, and that this river system was most probably the source of the 594,000 carats of diamonds which were mined to the north of the mouth of the Tsauchab River by German operators in the early 20th century. This same river system could also be the source for some of the diamonds discovered on Afri-Can's "Block J" marine concession area, thus enhancing the supply of diamonds brought northwards from the Orange River. These stones might also be expected to be larger than stones that transport models calculate, that might have been carried to Block J from a more southerly origin.

The work programme on the EPLs, which will commence in the southern winter, will include a review of historical data, detailed mapping of the area, which will include the search for additional kimberlites, and the location of the precise position of the Cratonic boundary, together with a reclassification of the known kimberlite pipes. Details concerning the exploration programmes will be made public once the planning phase is completed.

The agreement to purchase the EPLs is conditional upon approval by Canadian and Namibian regulatory authorities.

Afri-Can is a Canadian company, actively involved in the acquisition, exploration and development of major marine diamond properties in Namibia. The corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

The TSX Venture Exchange (TSX) does not accept responsibility for the adequacy or accuracy of this release.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé, President & CEO
Bernard J. Tourillon, Executive V.P. and CFO
John Stella, Investor Relations

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-can.com
WEB SITE: www.afri-can.com

\- 30 -

January 29, 2004, Montréal, Québec
Press release – for immediate distribution

Symbols: TSX.V: AFA
FWB: AJF
Shares outstanding: 77,715,975

AFRI-CAN MARINE MINERALS CORP. CLOSES THE $200,000 PRIVATE PLACEMENT, PREVIOUSLY ANNOUNCED ON DECEMBER 2, 2003

Afri-Can Marine Minerals Corporation ("Afri-Can"), announces that the corporation has proceeded with the closing of a private placement agreement, subscribed by the Management of the Corporation, previously announced on December 2, 2003.

A total of 1,000,000 units were issued at a price of $ 0.20 per unit for gross proceeds of $200,000. Each unit consists of one share and one-half non-transferable warrant. Each full warrant will entitle the holder to purchase one common share at $0.30 on or prior to 2 years from the date of closing. Securities issued in the placement are subject to a four-month hold period maturing May 19, 2004.

Proceeds from the private placements will be used to further the development of the corporation's marine diamond concessions.

Afri-Can is a Canadian company, actively involved in the acquisition, exploration and development of major marine diamond properties in Namibia. The corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

FOR MORE INFORMATION CONTACT:
Pierre Léveillé, President & CEO
Bernard J. Tourillon, Executive V.P. and CFO
John Stella, Investor Relations

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-can.com
WEB SITE: www.afri-can.com